Exhibit 99.2

2005 Financial statements including reconciliation to US accounting principles of the Rio Tinto Group (“the Group”) and of the Rio Tinto plc and Rio Tinto Limited parts of the Group

2005 Financial statements

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RIO TINTO PLC - RIO TINTO LIMITED

INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

		Rio Tinto plc-		Rio Tinto Limited
		part of		part of
		Rio Tinto Group		Rio Tinto Group		Rio Tinto Group

		2005		2005		2005

Note		US$m		US$m		US$m
	Consolidated turnover	7,566		11,467		19,033
3	Operating costs (excluding impairment reversals/(charges))	(5,277)		(7,159)		(12,436)
3	Net impairment reversals/(charges) (b)	3		-		3
42	Profit on disposal of interests in businesses
	(including investments) (c)	304		18		322

	Operating profit	2,596		4,326		6,922
6	Share of profit after tax of jointly controlled entities and
	associates	1,664		77		776

	Profit before finance items and taxation	4,260		4,403		7,698

	Finance items
25	Exchange (losses)/gains on external net debt and intragroup
	balances	53		(181)		(128)
	(Losses)/gains on currency and interest rate derivatives not
	qualifying for hedge accounting	(49)		(2)		(51)
7	Interest receivable and similar income	180		41		82
7	Interest payable and similar charges	(100)		(212)		(173)
8	Amortisation of discount	(66)		(50)		(116)

		18		(404)		(386)

	Profit before taxation	4,278		3,999		7,312
9	Taxation (b),(c)	(627)		(1,187)		(1,814)

	Profit for the year	3,651		2,812		5,498

	– attributable to outside equity shareholders (b),(c)	47		236		283
	– excluding amounts attributable to outside interests (Net earnings)	3,604		2,576		5,215

10	Basic earnings per ordinary share	337.1	c	546.0	c	382.3	c
10	Diluted earnings per ordinary share	336.1	c	543.5	c	381.1	c
	For the purposes of calculating basic earnings per share, the
	weighted average number shares outstanding during the year
	(millions) was:	1,069.10		471.80		1,364.10
11	Dividends per share: paid during the period	83.5	c	83.5	c	83.5	c
11	Final dividend per share: declared in the announcement of the
	results for the year	41.5	c	41.5	c	41.5	c
11	Special dividend for the year: declared in the
	announcement of the results for the year	110.0	c	110.0	c	110.0	c

(a)	The results relate wholly to continuing operations.
(b)	No tax credits or charges arose from impairment charges and reversals for the year ended 31 December 2005, and the net charge attributable to outside equity shareholders was US$1 million.
(c)	The net tax charge resulting from the profit on disposal of interests in businesses (including investments) for the year ended 31 December 2005 was US$11 million, and there was no amount attributable to outside equity shareholders.
(d)	The separate financial statements for Rio Tinto plc and 100 per cent of Rio Tinto Limited shown above are prepared on the basis of the legal ownership of the various operations within each part of the Group. The distinction between the legal and economic interests represented by Rio Tinto plc and Rio Tinto Limited shareholdings is explained on page A-10. The amounts attributable to the economic interests of Rio Tinto plc shareholders and shareholders of Rio Tinto Limited other than Rio Tinto plc are as follows:

		Rio Tinto Limited
	Rio Tinto plc	shareholders other
	shareholders	than Rio Tinto plc	Rio Tinto Group

	2005	2005	2005

	US$m	US$m	US$m
Economic interests in profit for the financial year	4,087	1,128	5,215
Average percentage of Rio Tinto Limited held by
shareholders other than Rio Tinto plc		62.5%

The notes on pages A-10 to A-107 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-92 to A-107

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RIO TINTO PLC - RIO TINTO LIMITED

INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

		Rio Tinto plc-		Rio Tinto Limited
		part of		part of
		Rio Tinto Group		Rio Tinto Group		Rio Tinto Group

		2004		2004		2004

Note		US$m		US$m		US$m
	Consolidated turnover	5,506		7,448		12,954
3	Operating costs (excluding impairment reversals/(charges))	(4,568)		(5,681)		(10,249)
3	Net impairment reversals/(charges) (b)	(558)		-		(558)
42	Profit on disposal of interests in businesses
	(including investments) (c)	1,042		138		1,180

	Operating profit	1,422		1,905		3,327
6	Share of profit after tax of jointly controlled entities and
	associates	1,062		(27)		523

	Profit before finance items and taxation	2,484		1,878		3,850

	Finance items
25	Exchange (losses)/gains on external net debt and intragroup balances	22		182		204
	(Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting	(15)		31		16
7	Interest receivable and similar income	110		11		28
7	Interest payable and similar charges	(93)		(122)		(148)
8	Amortisation of discount	(50)		(37)		(87)

		(26)		65		13

	Profit before taxation	2,458		1,943		3,863
9	Taxation (b),(c)	(122)		(497)		(619)

	Profit for the year	2,336		1,446		3,244

	– attributable to outside shareholders (b),(c)	(108)		81		(53)
	– excluding amounts attributable to outside interests (Net earnings)	2,444		1,365		3,297

10	Basic earnings per ordinary share	229.1	c	273.4	c	239.1	c
10	Diluted earnings per ordinary share	228.6	c	272.9	c	238.7	c

	For the purposes of calculating basic earnings per share, the
	weighted average number shares outstanding during the year
	(millions) was:	1,067.00		499.2		1,379.20

11	Dividends per share: paid during the period	66.0	c	66.0	c	66.0	c
11	Final dividend per share: proposed in the announcement of the
	results for the period	45.0	c	45.0	c	45.0	c

(a)	The results relate wholly to continuing operations.
(b)	Tax credits of US$108 million arose from impairment charges and for the year ended 31 December 2004, and the net charge attributable to outside equity shareholders US$129 million.
(c)	The net tax charge resulting from the profit on disposal of interests in businesses (including investments) for the year ended 31 December 2004 was US$9 million, and the charge attributable to outside equity shareholders was US$4 million.
(d)	The separate financial statements for Rio Tinto plc and 100 per cent of Rio Tinto Limited shown above are prepared on the basis of the legal ownership of the various operations within each part of the Group. The distinction between the legal and economic interests represented by Rio Tinto plc and Rio Tinto Limited shareholdings is explained on page A-10. The amounts attributable to the economic interests of Rio Tinto plc shareholders and shareholders of Rio Tinto Limited other than Rio Tinto plc are as follows:

		Rio Tinto Limited
	Rio Tinto plc	shareholders other
	shareholders	than Rio Tinto plc	Rio Tinto Group

	2004	2004	2004

	US$m	US$m	US$m
Economic interests in profit for the financial year	2,552	745	3,297
Average percentage of Rio Tinto Limited held by
shareholders other than Rio Tinto plc		62.5%

The notes on pages A-10 to A-107 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-92 to A-107

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RIO TINTO PLC - RIO TINTO LIMITED

CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

		Rio Tinto plc -	Rio Tinto Limited -
		part of	part of
		Rio Tinto Group	Rio Tinto Group	Rio Tinto Group

		2005	2005	2005

Note		US$m	US$m	US$m
	Cash flow from consolidated operations	2,826	4,831	7,657
	Dividends from jointly controlled entities and associates	720	30	600

	Cash flows from operations	3,546	4,861	8,257
	Interest received	183	22	51
	Interest paid	(114)	(219)	(179)
	Dividends paid to outside shareholders	(42)	(127)	(169)
	Tax paid	(496)	(521)	(1,017)

	Cash flow from operating activities	3,077	4,016	6,943
	Cash used in investing activities
42	Disposals of subsidiaries, joint ventures and associates (less acquisitions)	318	3	321
	Purchases/sales of subsidiaries between Rio Tinto Limited and Rio Tinto plc	(36)	36	-
	Rio Tinto Limited shares bought back from Rio Tinto plc	458	-	-
	Purchase of property, plant and equipment and intangible assets	(824)	(1,728)	(2,552)
	Repayments from jointly controlled entities and associates	11	6	17
	Loans to Rio Tinto Limited and its subsidiaries	(950)	-	-
	Exploration and evaluation expenditure	(186)	(78)	(264)
	Proceeds from sale of property, plant and equipment and intangible assets	7	29	36
42	Sales of other investments	129	4	133
	Purchases of other financial assets	(41)	(190)	(231)
	Government grants received	3	23	26
	Cash flows from non-hedge derivatives not related to net debt	3	28	31

	Cash used in investing activities	(1,108)	(1,867)	(2,483)
	Cash flow before financing activities	1,969	2,149	4,460
	Cash flow from financing activities
	Equity dividends paid to Rio Tinto shareholders	(890)	(401)	(1,141)
	Own shares purchased from Rio Tinto public shareholders	(103)	(774)	(877)
	Rio Tinto Limited shares purchased from Rio Tinto plc	-	(458)	-
	Proceeds from issue of ordinary shares in Rio Tinto	66	34	100
	Proceeds from issue of ordinary shares in subsidiaries to outside shareholders	-	4	4
	Finance lease principal payments	(16)	(70)	(86)
	Proceeds from issue of new borrowings	151	237	388
	Repayment of borrowings	(94)	(713)	(807)
	Loans received from Rio Tinto plc and its subsidiaries	-	950	-
	Cash flows from non-hedge derivatives related to net debt	-	2	2
	Cash flows relating to liquid resources not classified as cash
	and cash equivalents	6	-	6

	Cash used in financing activities	(880)	(1,189)	(2,411)
	Effects of exchange rates on cash and cash equivalents	15	(23)	(8)

	Net increase in cash and cash equivalents	1,104	937	2,041

	Opening cash and cash equivalents	104	222	326

22	Closing cash and cash equivalents	1,208	1,159	2,367

	Cash flow from consolidated operations
	Profit for the year	3,651	2,812	5,498
	Adjustments for:
	Taxation	627	1,187	1,814
	Net interest payable and amortisation of discount	(14)	221	207
	Losses/(gains) on currency and interest rate derivatives not qualifying for hedge accounting	49	2	51
	Exchange losses/(gains) on external debt and intragroup balances	(53)	181	128
	Share of profit after tax of jointly controlled entities and associates	(1,664)	(77)	(776)
	Profit on disposals of interests in businesses (including investments)	(304)	(18)	(322)
	Depreciation and amortisation	555	779	1,334
	Net impairment (reversals)/charges	(3)	-	(3)
13	Exploration and evaluation charged against profit	184	66	250
	Provisions	111	166	277
	Utilisation of provisions	(117)	(219)	(336)
	Change in inventories	(152)	(97)	(249)
	Change in trade and other receivables	(158)	(380)	(530)
	Change in trade and other payables	94	193	279
	Other items	20	15	35

		2,826	4,831	7,657

The notes on pages A-10 to A-107 form part of these accounts. Material variations from accounting principles generally accepted in the
United States are set out on pages A-92 to A-107

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RIO TINTO PLC - RIO TINTO LIMITED

CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

		Rio Tinto plc -	Rio Tinto Limited -
		part of	part of
		Rio Tinto Group	Rio Tinto Group	Rio Tinto Group

		2004	2004	2004

Note		US$m	US$m	US$m
	Cash flow from consolidated operations	1,225	2,749	3,974
	Dividends from jointly controlled entities and associates	613	15	478

	Cash flows from operations	1,838	2,764	4,452
	Interest received	87	8	28
	Interest paid	(97)	(149)	(179)
	Dividends paid to outside shareholders	(26)	(56)	(56)
	Tax paid	(201)	(664)	(865)

	Cash flow from operating activities	1,601	1,903	3,380
	Cash used in investing activities
42	Disposals of subsidiaries, joint ventures and associates (less acquisitions)	1,313	194	1,507
	Purchases/sales of subsidiaries between Rio Tinto Limited and Rio Tinto plc	(11)	11	-
	Purchase of property, plant and equipment and intangible assets	(595)	(1,661)	(2,256)
	Repayments from jointly controlled entities and associates	9	-	9
	Loans to Rio Tinto Limited and its subsidiaries	(1,271)	-	-
	Exploration and evaluation expenditure	(120)	(70)	(190)
	Proceeds from sale of property, plant and equipment and intangible assets	13	28	41
42	Sales of other investments	151	110	261
	Purchases of other financial assets	(30)	-	(30)
	Cash flows from non-hedge derivatives not related to net debt	(21)	98	77

	Cash used in investing activities	(562)	(1,290)	(581)
	Cash flow before financing activities	1,039	613	2,799
	Cash flow from financing activities
	Equity dividends paid to Rio Tinto shareholders	(700)	(330)	(906)
	Proceeds from issue of ordinary shares in Rio Tinto	21	5	26
	Proceeds from issue of ordinary shares in subsidiaries to outside shareholders	1	6	7
	Finance lease principal payments	(13)	(7)	(20)
	Proceeds from issue of new borrowings	71	135	206
	Repayment of borrowings	(492)	(1,549)	(2,041)
	Loans received from Rio Tinto plc and its subsidiaries	-	1,271	-
	Cash flows relating to liquid resources not classified as cash
	and cash equivalents	(14)	37	23

	Cash used in financing activities	(1,126)	(432)	(2,705)
	Effects of exchange rates on cash and cash equivalents	(10)	1	(9)

	Net increase/(decrease) in cash and cash equivalents	(97)	182	85

	Opening cash and cash equivalents	201	40	241

22	Closing cash and cash equivalents	104	222	326

	Cash flow from consolidated operations
	Profit for the year	2,336	1,446	3,244
	Adjustments for:
	Taxation	122	497	619
	Net interest payable and amortisation of discount	33	148	207
	Losses/(gains) on currency and interest rate derivatives not qualifying for hedge accounting	15	(31)	(16)
	Exchange losses/(gains) on external debt and intragroup balances	(22)	(182)	(204)
	Share of profit after tax of jointly controlled entities and associates	(1,062)	27	(523)
	Profit on disposals of interests in businesses (including investments)	(1,042)	(138)	(1,180)
	Depreciation and amortisation	506	665	1,171
	Net impairment (reversals)/charges	558	-	558
13	Exploration and evaluation charged against profit	119	71	190
	Provisions	139	53	192
	Utilisation of provisions	(108)	(112)	(220)
	Change in inventories	(129)	(88)	(217)
	Change in trade and other receivables	(335)	17	(97)
	Change in trade and other payables	85	370	234
	Other items	10	6	16

		1,225	2,749	3,974

The notes on pages A-10 to A-107 form part of these accounts. Material variations from accounting principles generally accepted in the
United States are set out on pages A-92 to A-107

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RIO TINTO PLC - RIO TINTO LIMITED

BALANCE SHEETS FOR THE YEAR ENDED 31 DECEMBER 2005

		Rio Tinto plc -	Rio Tinto Limited -
		part of	part of
		Rio Tinto Group	Rio Tinto Group	Rio Tinto Group

		2005	2005	2005

Note		US$m	US$m	US$m
	Non-current assets
12	Goodwill	236	784	1,020
13	Intangible assets	53	167	220
14	Property, plant and equipment	6,713	10,907	17,620
15	Investments in jointly controlled entities and associates	3,289	688	1,829
15	Loans to jointly controlled entities	130	29	159
	Loans to Rio Tinto Limited and its subsidiaries	500	-	-
17	Inventories	80	61	141
18	Trade and other receivables	176	527	703
19	Deferred tax assets	55	-	55
	Tax recoverable	2	120	122
20	Derivatives related to net debt	254	-	254
21	Other financial assets	113	86	199

		11,601	13,369	22,322
	Current assets
17	Inventories	1,196	852	2,048
	Loans to Rio Tinto Limited and its subsidiaries	2,888	-	-
18	Trade and other receivables	1,272	1,575	2,488
	Tax recoverable	30	-	30
20	Derivatives related to net debt	56	6	62
21	Other financial assets	123	346	469
25	Other liquid resources	5	-	5
22	Cash and cash equivalents	1,218	1,161	2,379

		6,788	3,940	7,481
	Current liabilities
22	Bank overdrafts repayable on demand	(10)	(2)	(12)
23	Borrowings	(565)	(625)	(1,190)
	Loans from Rio Tinto plc and its subsidiaries	-	(2,888)	-
26	Trade and other payables	(1,170)	(1,379)	(2,190)
20	Derivatives related to net debt	(3)	(5)	(8)
27	Other financial liabilities	(55)	(23)	(78)
	Tax payable	(246)	(741)	(987)
28	Provisions	(110)	(211)	(321)

		(2,159)	(5,874)	(4,786)

	Net current assets/(liabilities)	4,629	(1,934)	2,695

	Non-current liabilities
23	Borrowings	(1,539)	(1,244)	(2,783)
	Loans from Rio Tinto plc and its subsidiaries	-	(500)	-
26	Trade and other payables	(100)	(169)	(269)
20	Derivatives related to net debt	-	(20)	(20)
27	Other financial liabilities	(85)	(8)	(93)
	Tax payable	(22)	(29)	(51)
19	Deferred tax liabilities	(757)	(1,440)	(2,197)
28	Provisions	(2,282)	(1,583)	(3,865)

		(4,785)	(4,993)	(9,278)

	Net assets	11,445	6,442	15,739

	Capital and reserves
	Share capital
29	- Rio Tinto plc	172	-	172
30	- Rio Tinto Limited (excluding Rio Tinto plc interest)	-	1,162	1,019
31	Share premium account	1,888	-	1,888
31	Other reserves	(24)	(11)	(24)
31	Retained earnings	9,325	4,584	11,893

31	Equity excluding amounts attributable to outside shareholders	11,361	5,735	14,948
31	Attributable to outside equity shareholders	84	707	791

	Total equity	11,445	6,442	15,739

The separate financial statements for Rio Tinto plc and 100 per cent of Rio Tinto Limited shown above are prepared on the basis of the legal ownership of the various operations within each part of the Group. The distinction between the legal and economic interests represented by Rio Tinto plc and Rio Tinto Limited shareholdings is explained on page A-10. The amounts of the consolidated shareholders' funds attributable to the economic interests of Rio Tinto plc shareholders and the shareholders of Rio Tinto Limited other than Rio Tinto plc are as follows:

		Rio Tinto Limited
	Rio Tinto plc	shareholders other
	shareholders	than Rio Tinto plc	Rio Tinto Group

	2005	2005	2005

	US$m	US$m	US$m
Economic interests in consolidated shareholders' funds	11,794	3,154	14,948
Closing percentage of Rio Tinto Limited held by shareholders other than Rio Tinto plc		62.5%

The notes on pages A-10 to A-107 form part of these accounts. Material variations from accounting principles generally accepted in the
United States are set out on pages A-92 to A-107

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RIO TINTO PLC - RIO TINTO LIMITED

BALANCE SHEETS FOR THE YEAR ENDED 31 DECEMBER 2004

		Rio Tinto plc -	Rio Tinto Limited -
		part of	part of
		Rio Tinto Group	Rio Tinto Group	Rio Tinto Group

		2004	2004	2004

Note		US$m	US$m	US$m
	Non-current assets
12	Goodwill	249	826	1,075
13	Intangible assets	43	146	189
14	Property, plant and equipment	6,415	10,306	16,721
15	Investments in jointly controlled entities and associates	3,339	1,069	2,016
15	Loans to jointly controlled entities	130	-	130
17	Inventories	30	38	68
18	Trade and other receivables	50	720	770
19	Deferred tax assets	35	17	52
	Tax recoverable	5	120	125
20	Derivatives related to net debt	485	9	494
21	Other financial assets	129	27	156

		10,910	13,278	21,796
	Current assets
17	Inventories	1,126	826	1,952
15	Loans to jointly controlled entities	10	36	46
	Loans to Rio Tinto Limited and its subsidiaries	1,958	-	-
18	Trade and other receivables	1,079	1,095	1,832
	Tax recoverable	21	8	29
20	Derivatives related to net debt	-	29	29
21	Other financial assets	76	142	218
25	Other liquid resources	14	-	14
22	Cash and cash equivalents	170	222	392

		4,454	2,358	4,512
	Current liabilities
22	Bank overdrafts repayable on demand	(66)	-	(66)
23	Borrowings	(178)	(611)	(789)
	Loans from Rio Tinto plc and its subsidiaries	-	(1,958)	-
26	Trade and other payables	(1,022)	(1,073)	(1,753)
	Tax payable	(48)	(94)	(142)
28	Provisions	(75)	(118)	(193)

		(1,389)	(3,854)	(2,943)

	Net current assets/(liabilities)	3,065	(1,496)	1,569

	Non-current liabilities
23	Borrowings	(2,089)	(1,794)	(3,883)
26	Trade and other payables	(164)	(746)	(910)
	Tax payable	(17)	(70)	(87)
19	Deferred tax liabilities	(645)	(1,490)	(2,135)
28	Provisions	(2,230)	(1,529)	(3,759)

		(5,145)	(5,629)	(10,774)

	Net assets	8,830	6,153	12,591

	Capital and reserves
	Share capital
29	- Rio Tinto plc	172	-	172
30	- Rio Tinto Limited (excluding Rio Tinto plc interest)	-	1,336	1,133
31	Share premium account	1,822	-	1,822
31	Other reserves	229	209	353
31	Retained earnings	6,507	3,494	8,397

31	Equity excluding amounts attributable to outside shareholders	8,730	5,039	11,877
31	Attributable to outside shareholders: non-equity	-	500	-
31	Attributable to outside shareholders: equity	100	614	714

	Total	8,830	6,153	12,591

The separate financial statements for Rio Tinto plc and 100 per cent of Rio Tinto Limited shown above are prepared on the basis of the legal ownership of the various operations within each part of the Group. The distinction between the legal and economic interests represented by Rio Tinto plc and Rio Tinto Limited shareholdings is explained on page A-10. The amounts of the consolidated shareholders' funds attributable to the economic interests of Rio Tinto plc shareholders and the shareholders of Rio Tinto Limited other than Rio Tinto plc are as follows:

		Rio Tinto Limited
	Rio Tinto plc	shareholders other
	shareholders	than Rio Tinto plc	Rio Tinto Group

	2004	2004	2004

	US$m	US$m	US$m
Economic interests in consolidated shareholders' funds	9,192	2,685	11,877
Closing percentage of Rio Tinto Limited held by shareholders other than Rio Tinto plc		62.5%

The notes on pages A-10 to A-107 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-92 to A-107

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RIO TINTO PLC - RIO TINTO LIMITED

STATEMENTS OF RECOGNISED INCOME AND EXPENSE (SORIE)

	Attributable		Year to	Year to
	to shareholders		31 December	31 December
	of Rio Tinto	Outside	2005	2004
	Group	Interests	Total	Total

	US$m	US$m	US$m	US$m

Rio Tinto Group
Currency translation adjustment (a)	(401)	(44)	(445)	410
Cash flow hedge fair value (losses)	(116)	(26)	(142)	-
Gains on available for sale securities	32	5	37	-
Cash flow hedge losses transferred to the income statement	-	1	1	-
Gains on available for sale securities transferred to the income statement	(88)	-	(88)	-
Actuarial gains/(losses) on post retirement benefit plans (a)	179	(1)	178	(203)
Tax recognised directly in equity (a)	56	1	57	48

Net (expense)/income recognised directly in equity	(338)	(64)	(402)	255
		-
Profit after tax for the year	5,215	283	5,498	3,244

Total recognised income for the year (a)	4,877	219	5,096	3,499

Adjustment for adoption of IAS 39 (net of tax) to:
– retained earnings	(9)	(2)	(11)	-
– other reserves	99	21	120	-

	90	19	109	-

(a)	Total recognised income for the year to 31 December 2004 of US$3,499 million comprises income of US$3,532 million attributable to shareholders of Rio Tinto, less US$33 million attributable to outside interests. The SORIE for 2004 includes the following items attributable to outside interests: currency translation gain of US$45 million, actuarial losses of US$23 million and a tax charge of US$2 million, giving an aggregate net gain of US$20 million recognised directly in equity.

Rio Tinto plc - part of Rio Tinto Group	Attributable to shareholders of Rio Tinto plc	Outside Interests	Year to 31 December 2005 Total	Year to 31 December 2004 Total

	US$m	US$m	US$m	US$m

Currency translation adjustment (a)	(180)	(12)	(192)	239
Cash flow hedge fair value (losses)	(110)	(24)	(134)	-
Gains on available for sale securities	28	5	33	-
Cash flow hedge losses transferred to the income statement	13	4	17	-
Gains on available for sale securities transferred to the income statement	(87)	-	(87)	-
Actuarial gains/(losses) on post retirement benefit plans (a)	177	(6)	171	(145)
Tax recognised directly in equity (a)	35	-	35	48

Net (expense)/income recognised directly in equity	(124)	(33)	(157)	142
Profit after tax for the year	3,604	47	3,651	2,336

Total recognised income for the year (a)	3,480	14	3,494	2,478

Adjustment for adoption of IAS 39 (net of tax) to:
- retained earnings	(1)	-	(1)	-
- other reserves	65	8	73	-

	64	8	72	-

(a)	Total recognised income for the year to 31 December 2004 of US$2,478 million comprises income of US$2,558 million attributable to shareholders of Rio Tinto plc, less US$80 million attributable to outside interests. The SORIE for 2004 includes the following items attributable to outside interests: currency translation gain of US$22 million, actuarial gains of US$8 million and a tax charge of US$2 million, giving an aggregate net gain of US$28 million recognised directly in equity.

The notes on pages A-10 to A-107 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-92 to A-107

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RIO TINTO PLC - RIO TINTO LIMITED

STATEMENTS OF RECOGNISED INCOME AND EXPENSE (SORIE)

Rio Tinto Limited - part of Rio Tinto Group	Attributable to shareholders of Rio Tinto Limited	Outside Interests	Year to 31 December 2005 Total	Year to 31 December 2004 Total

	US$m	US$m	US$m	US$m

Currency translation adjustment (a)	(343)	(32)	(375)	252
Cash flow hedge fair value (losses)	(10)	(2)	(12)	-
Gains on available for sale securities	6	-	6	-
Cash flow hedge gains transferred to the income statement	(21)	(3)	(24)	-
Gains on available for sale securities transferred to the income statement	(2)	-	(2)	-
Actuarial gains/(losses) on post retirement benefit plans (a)	4	5	9	(74)
Tax recognised directly in equity (a)	32	1	33	-

Net (expense)/income recognised directly in equity	(334)	(31)	(365)	178
Profit after tax for the year	2,576	236	2,812	1,446

Total recognised income for the year (a)	2,242	205	2,447	1,624

Adjustment for adoption of IAS32	-	(500)	(500)	-
Adjustment for adoption of IAS 39 (net of tax) to:
– retained earnings	(13)	(2)	(15)	-
– other reserves	55	13	68	-

	42	(489)	(447)	-

(a)	Total recognised income for the year to 31 December 2004 of US$1,624 million comprises income of US$1,577 million attributable to shareholders of Rio Tinto Limited, plus US$47 million attributable to outside interests. The SORIE for 2004 includes the following items attributable to outside interests: currency translation gain of US$23 million, and actuarial losses of US$31 million, giving an aggregate net charge of US$8 million recognised directly in equity.

RECONCILIATION WITH AUSTRALIAN IFRS

Years ended 31 December	2005	2004

	US$m	US$m
Consolidated profit for the year under EU IFRS	5,498	3,244
Increase/(decrease) net of tax in respect of:
Goodwill - relating to sold operations	-	(129)

Consolidated profit for the year under Australian IFRS	5,498	3,115

Years ended 31 December	2005	2004

	US$m	US$m
Total recognised income for the year under EU IFRS	5,096	3,499
Increase/(decrease) net of tax in respect of:
Goodwill - relating to sold operations	-	(129)

Total recognised income for the year under Australian IFRS	5,096	3,370

At 31 December	2005	2004

	US$m	US$m
Total consolidated equity under EU IFRS	15,739	12,591
Increase/(decrease) in respect of:
Goodwill	743	741

Total consolidated equity under Australian IFRS	16,482	13,332

The profit, income and equity figures set out above include amounts attributable to outside shareholders in subsidiaries.

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union ('EU IFRS'), which differs in certain respects from the version of IFRS that is applicable in Australia ('Australian IFRS').

The transition to EU IFRS as at 1 January 2004 was based on the Group's previous UK GAAP financial statements.

Under UK GAAP, goodwill on acquisitions prior to 1998 was eliminated directly against equity. Under IFRS 1, goodwill previously recognised as a reduction in equity is not reinstated on transition to IFRS. The Australian equivalent, AASB 1, does not include this relief provision. As a consequence, shareholders' funds under Australian IFRS include the residue of such goodwill, which amounted to US$743 million at 31 December 2005. Also, the profit on disposal of certain operations in 2004 is reduced by US$129 million under Australian IFRS as a result of the balance of goodwill relating to those operations.

The notes on pages A-10 to A-107 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-92 to A-107

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RIO TINTO PLC - RIO TINTO LIMITED

OUTLINE OF DUAL LISTED COMPANIES STRUCTURE
AND BASIS OF FINANCIAL STATEMENTS

The Rio Tinto Group
Set out on pages A-2 to A-107 are the financial statements of the Rio Tinto Group (the 'Group'), formed through the dual listed companies ('DLC') merger of Rio Tinto plc and Rio Tinto Limited that created a single economic enterprise, together with separate financial statements for the Rio Tinto plc and Rio Tinto Limited parts of the Group. The financial statements of the Group have been presented by both Rio Tinto plc and Rio Tinto Limited as their consolidated accounts in accordance with both United Kingdom and Australian legislation and regulations.

An analysis by Product Group of the Group's Turnover, profit before tax, depreciation and amortisation, assets, liabilities and capital additions, is shown in note 32. An analysis by geographical segment, of the Group's turnover, assets and capital additions, is shown in note 33.

The financial statements are presented in US dollars as most Group revenues are denominated in US dollars, as are many of the Group's costs. In explaining key features and trends of Group financial performance, the US dollar provides a more consistent view which should correspond more closely to underlying business performance.

Merger terms
On 21 December 1995, Rio Tinto plc and Rio Tinto Limited, which are listed respectively on Stock Exchanges in the United Kingdom and Australia, entered into a dual listed companies ('DLC') merger. This was effected by contractual arrangements between the companies and amendments to Rio Tinto plc's Memorandum and Articles of Association and Rio Tinto Limited's constitution.

As a result, Rio Tinto plc and Rio Tinto Limited and their respective groups operate together as a single economic enterprise, with neither assuming a dominant role. In particular, the arrangements:
–	confer upon the shareholders of Rio Tinto plc and Rio Tinto Limited a common economic interest in both groups;
–	provide for common boards of directors and a unified management structure;
–	provide for equalised dividends and capital distributions; and
–	provide for the shareholders of Rio Tinto plc and Rio Tinto Limited to take key decisions, including the election of directors, through an electoral procedure in which the public shareholders of the two companies effectively vote on a joint basis.

The merger involved no change in the legal ownership of any assets of Rio Tinto plc or Rio Tinto Limited, nor any change in the ownership of any existing shares or securities of Rio Tinto plc or Rio Tinto Limited, nor the issue of any shares, securities or payment by way of consideration, save for the issue by each company of one special voting share to a trustee company which provides the joint electoral procedure for public shareholders. During 2002, each of the parent companies issued a DLC Dividend Share to facilitate the efficient management of funds within the DLC structure.

Accounting standards
The financial statements for the Rio Tinto Group have been drawn up in accordance with International Financial Reporting Standards as adopted by the European Union ('EU IFRS'). The merger of economic interests of Rio Tinto plc and Rio Tinto Limited was accounted for as a merger under UK GAAP. As permitted under the rules governing the transition to EU IFRS, which are set out in IFRS 1, the Group has not restated business combinations that occurred before the transition date of 1 January 2004. As a result, the DLC merger of economic interests described above continues to be accounted for as a merger under EU IFRS.

The main consequence of adopting merger rather than acquisition accounting is that the balance sheet of the merged group includes the assets and liabilities of Rio Tinto plc and Rio Tinto Limited at their carrying values prior to the merger, subject to adjustments to achieve uniformity of accounting policies, rather than at their fair values at the date of the merger. For accounting purposes Rio Tinto plc and Rio Tinto Limited are viewed as a single public parent company (with their respective public shareholders being the shareholders in that single company). As a result the amounts attributable to both Rio Tinto plc and Rio Tinto Limited public shareholders are included in the amounts attributed to equity shareholders on the Rio Tinto Group balance sheet, income statement and statement of recognised income and expense.

Australian Corporations Act
The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission ('ASIC') on 27 January 2006. The main provisions of the order are that the financial statements are:

–	to be made out in accordance with IFRS as adopted by the European Union ('EU IFRS');
–	to include a reconciliation from EU IFRS to the Australian equivalents of IFRS (see page A-9).
For further details of the ASIC Class Order relief see page A-108.

Separate financial statements
For the purposes of their filings in the United States under the requirements of the Securities and Exchange Commission, the primary financial statements of the Rio Tinto plc and Rio Tinto Limited parts of the Group are their separate consolidated financial statements prepared on the basis of the legal ownership of the various operations within each part of the Group. Accordingly, the consolidated financial statements for Rio Tinto Limited consolidate Rio Tinto Limited with the Group undertakings under its legal ownership, and the consolidated financial statements for Rio Tinto plc consolidate Rio Tinto plc with the Group undertakings under its legal ownership; Rio Tinto Limited is included on an equity basis that reflects Rio Tinto plc's average 37.5 per cent (2004: 37.5 per cent) ownership of Rio Tinto Limited during the year as shown in the table below.

			Rio Tinto
	Net earnings		Shareholders' funds

	2005	2004	2005	2004

	US$m	US$m	US$m	US$m
Rio Tinto plc - part of Rio Tinto Group (a)	3,604	2,444	11,361	8,730
Rio Tinto Limited - part of Rio Tinto Group	2,576	1,365	5,735	5,039
Elimination (b)	(965)	(512)	(2,148)	(1,892)

Rio Tinto Group	5,215	3,297	14,948	11,877

(a)	Rio Tinto plc Equity shareholders' funds and Net earnings include its share of Rio Tinto Limited.
(b)	The Elimination removes Rio Tinto plc's equity interest in Rio Tinto Limited.

The DLC merger between Rio Tinto plc and Rio Tinto Limited has the effect that their shareholders have substantially the same economic interests as if they held shares in a single enterprise which owned all of the assets of both companies. The Directors therefore consider that the combined financial statements of the Rio Tinto Group provide the most meaningful financial representation of the state of affairs, profit and cash flows. These combined financial statements are presented alongside the separate financial statements in this report.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS
1	PRINCIPAL ACCOUNTING POLICIES

The basis of preparation and accounting policies used in preparing the financial statements for the year ended 31 December 2005 are set out below. These accounting policies have been consistently applied to all the years presented unless otherwise stated. The basis of preparation describes how International Financial Reporting Standards ('IFRS') have been applied under IFRS 1 'First-time adoption of International Financial Reporting Standards'.

The financial statements are prepared in accordance with International Financial Reporting Standards adopted by the EU ('EU IFRS'). These standards are subject to Interpretations issued from time to time by the International Financial Reporting Interpretations Committee (‘IFRIC’).

Basis of preparation
Except as described below, the financial statements for the year ended 31 December 2005 have been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2005 and in accordance with applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 and Article 4 of the IAS regulation. The 2004 comparative financial information has also been prepared on this basis, with the exception of certain standards, details of which are given below, for which comparative information has not been restated.

A number of IFRSs and Interpretations are not yet mandatory but can be adopted early under their respective transition arrangements. There are no differences between IFRS as published by the International Accounting Standards Board and EU IFRS that would impact the Financial Statements of the Rio Tinto Group as of 31 December 2004 and 2005 and for the two years ended 31 December 2005. The Group has early adopted IFRS 6 'Exploration for and Evaluation of Mineral Resources', the amendment to IAS 19 'Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures' and IFRIC 5 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds'.

The Group has not applied the pronouncement IFRIC 4 'Determining whether an arrangement contains a lease' for which adoption is not mandatory until the year ending 31 December 2006. The Group is currently evaluating the impact of this pronouncement. The Group’s transition date to IFRS is 1 January 2004. The rules for first-time adoption of IFRS are set out in IFRS 1 'First-time adoption of International Financial Reporting Standards'. In preparing the Group's first IFRS financial statements, these transition rules have been applied to the amounts reported previously under generally accepted accounting principles in the United Kingdom ('UK GAAP'). IFRS 1 generally requires full retrospective application of the Standards and Interpretations in force at the first reporting date. However, IFRS 1 allows certain exemptions in the application of particular Standards to prior periods in order to assist companies with the transition process. Rio Tinto has applied the following exemptions:

–	The Group has elected to adopt IAS 32, IAS 39 and IFRS 5 with effect from 1 January 2005, with no restatement of comparative information for 2004. Accounting policy notes b), e) and i) explain the treatment of non-current assets held for sale prior to and after adopting IFRS 5. Accounting policy note p) explains the basis of accounting for financial instruments pre and post 1 January 2005.

–	The Group has applied IFRS 2 'Share-based Payments' to all share-based payments which had not vested at 1 January 2004, the date chosen by the Group as the effective date for application of IFRS 2.

–	IFRS 3 'Business combinations' has not been applied to business combinations that occurred before the date of transition. This means that:
	–	The 1995 merger of the economic interests of Rio Tinto plc and Rio Tinto Limited into the dual listed companies ('DLC') structure continues to be accounted for as a merger.
	–	Additional deferred tax provisions recognised in respect of upward revaluations of non-monetary assets held by previously acquired entities have been recognised as a reduction of shareholders' equity on the date of transition.

The Group has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date.

In respect of the comparative financial information disclosed, IFRS 1 requires that estimates made under IFRS must be consistent with estimates made for the same date under UK GAAP except where adjustments are required to reflect any differences in accounting policies.

In previous years, the Group's financial statements have been prepared in accordance with UK GAAP. Note 50 provides reconciliations between the amounts reported previously under UK GAAP and the amounts reported under EU IFRS for:

–	profit for the year ended 31 December 2004; and
–	shareholders' equity as at 1 January 2004 and 31 December 2004.

In addition, turnover shown in the UK GAAP financial statements has been restated to gross up certain amounts charged to customers for freight and handling, which previously were deducted from operating costs. This has no effect on shareholders' equity, net earnings or underlying earnings.

In preparing the financial information presented in these financial statements, certain exchange gains/losses which were included in the income statement in the announcement of results for the six months ended 30 June 2005, as published on 3 August 2005, have been reclassified to equity. In December 2005, the IASB issued a clarification to IAS 21, 'The effects of changes in foreign exchange rates', relating to the treatment of exchange gains and losses on balances between fellow subsidiary companies. The clarification means that, in certain circumstances, such loans can now be included as part of the reporting entity's net investment in foreign operations. For the year ended 31 December 2004, the amount reclassified was a net exchange loss of US$85 million (US$79 million net of tax). Net exchange gains of US$25 million (US$25 million net of tax) have been reclassified in respect of the six months ended 30 June 2005.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS
1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

Judgements in applying accounting policies and key sources of estimation uncertainty
Many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or the notes to the financial statements, and the key areas are summarised below.
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements:
–	The definition of Underlying earnings - note 2
–	Deferral of stripping costs - note 1(h)
–	Determination ore reserves - note 1(j)
–	Recognition of deferred tax on mineral rights recognised in acquisitions - note 1(m)
–	Capitalisation and impairment of exploration and evaluation costs - note 1 (f)
–	Identification of functional currencies - note 1(d)
–	The exemptions adopted under IFRS including in particular those relating to business combinations, as explained above

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:
–	Review of asset carrying values and impairment charges - note 1(e) and (i), note 5 and note 12
–	Estimation of close down and restoration costs and the timing of expenditure - note 1(k) and note 28
–	Estimation of environmental clean up costs and the timing of expenditure - note 1(k) and note 28
–	Recoverability of potential deferred tax assets - notes 1 (m) and 19(c)
–	Estimation of liabilities for post retirement costs - note 49
–	Contingent liabilities regarding claims from the Australian tax office relating to 1997 - note 36

(a)   Accounting convention
The financial information included in the financial statements for the year ended 31 December 2005, and for the related comparative period, has been prepared under the historical cost convention as modified by the revaluation of certain derivative contracts and financial assets as set out in the notes below.

(b)   Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together 'the Companies') and their respective subsidiaries (together 'the Group'). The financial statements of the Rio Tinto plc part of the Group consist of the consolidation of the accounts of Rio Tinto plc and its subsidiaries. Within these financial statements, Rio Tinto plc equity accounts for its 37.5 per cent interest in Rio Tinto Limited. The financial statements of the Rio Tinto Limited part of the Group consist of the consolidation of the acccounts of Rio Tinto Limited and its subsidiaries. In preparing the separate financial statements of the Rio Tinto plc and Rio Tinto Limited parts of the Group, transactions and balances between Rio Tinto plc and Rio Tinto Limited, which eliminate on consoldiation of the Group, are reclassified as investments, loans, or working capital balances.

Subsidiaries: Subsidiaries are entities over which the Companies have the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Companies own more than one half of the voting rights (which does not always equate to percentage ownership) unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. Control does not exist where joint venture partners hold veto rights over significant operating and financial decisions. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Companies and their subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to outside shareholders are presented as 'Amounts attributable to outside shareholders' in the consolidated balance sheet and consolidated income statement.

Associates: An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Group holds less than 20 per cent if it is actively involved and influential in policy decisions affecting the entity. The Group's share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group's share of the associate's results less any impairment of goodwill and any other changes to the associate's net assets such as dividends.

Joint ventures: A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the consent of more than one venturer. The Group has two types of joint ventures:

Jointly controlled entities ('JCEs'): A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. JCEs are accounted for using the equity accounting method.

Jointly controlled assets ('JCAs'): A JCA is a joint venture in which the venturers have joint control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group's proportionate interest in the assets, liabilities, revenues, expenses and cash flows of JCAs are incorporated into the Group's financial statements under the appropriate headings. In some situations, joint control exists even though the Group has an ownership interest of more than 50 per cent because of the veto rights held by joint venture partners.

Acquisitions: The results of businesses acquired during the year are brought into the consolidated financial statements from the date of acquisition.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(b)	Basis of consolidation (continued)
Disposals: From 1 January 2005, individual non-current assets or ‘disposal groups’ (i.e. groups of assets and the liabilities directly associated with the assets to be disposed of) to be disposed of, by sale or otherwise in a single transaction, are classified as ‘held for sale’ if the following criteria are met:
–	the carrying amount will be recovered principally through a sale transaction rather than through continuing use, and
–	the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for such sales, and
–	the sale is highly probable.
Disposal groups held for sale are carried at the lower of their carrying amount and fair value less costs to sell and are presented separately on the face of the balance sheet with the related assets and liabilities being presented as a single asset and a single liability respectively.

Where a disposal group (or group of disposal groups) classified as held for sale represents a separate major line of business or geographical area of operations, and is part of a single co-ordinated plan of disposal or is a subsidiary acquired exclusively with a view to resale, it is classified as a discontinued operation and the net results attributable to the disposal group (or group of disposal groups) are shown separately.

For a disposal group held for sale which continues to be carried at its carrying amount, the profit on disposal, calculated as net sales proceeds less the carrying amount, is recognised in the income statement in the period during which completion of the sale takes place. Where the fair value less costs to sell of a disposal group is lower than the carrying amount, the resulting charge is recognised in the income statement in the period during which the disposal group is classified as held for sale.

Prior to 1 January 2005, the results of businesses sold during the year were included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal were calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which had been sold.

(c)	Turnover
Turnover comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (f.o.b.) or cost, insurance and freight (c.i.f.). Amounts billed to customers in respect of shipping and handling are classed as turnover where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs. If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs

Turnover excludes any applicable sales taxes. Mining royalties are presented as an operating cost or, where they are in substance a profit based tax, within taxes. Gross turnover shown in the secondary segmental analysis, commodity analysis and financial information by Business Unit includes the Group's share of the turnover of equity accounted JCEs and associates. To avoid duplication this excludes sales by jointly controlled entities to third parties of products purchased from the Group and excludes charges by jointly controlled entities to the Group. By-product revenues are included in turnover.

A large proportion of Group production is sold under medium to long term contracts, but turnover is only recognised on individual sales when persuasive evidence exists indicating that all of the following criteria are met:
–	the significant risks and rewards of ownership of the product have been transferred to the buyer;
–	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;
–	the amount of revenue can be measured reliably;
–	it is probable that the economic benefits associated with the sale will flow to the Group; and
–	the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied when title passes to the customer. In most instances turnover is recognised when the product is delivered to the destination specified by the customer, which is typically the vessel on which it will be shipped, the destination port or the customer's premises.

The turnover from sales of many products is subject to adjustment based on an inspection of the product by the customer. In such cases, turnover is initially recognised on a provisional basis using the Group's best estimate of contained metal. Any subsequent adjustments to the initial estimate of metal content are recorded in turnover once they have been determined.

Certain products are ‘provisionally priced’, i.e. the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Turnover is initially recognised when the conditions set out above have been met, using market prices at that date. At each reporting date the provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract until the quotational period expires. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.

From 1 January 2005, under IAS 39, the marking to market of provisionally priced contracts is recorded as an adjustment to net operating costs. Prior to 1 January 2005, the marking to market was recorded as an adjustment to turnover.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(d)	Currency translation
The functional currency for each entity in the Group, and for jointly controlled entities and associates, is determined as the currency of the primary economic environment in which it operates. For most entities, this is the local currency of the country in which it operates. Transactions denominated in currencies other than the functional currency of the entity are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.

The US dollar is the currency in which the Group's Financial statements are presented, as it most reliably reflects the global business performance of the Group as a whole.

On consolidation, income statement items are translated into US dollars at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are dealt with through equity.

Exchange gains and losses which arise on balances between Group entities are taken to equity where that balance is, in substance, part of the Group’s net investment in the subsidiary and the balance is denominated in the functional currency of one party to the loan.

The Group finances its operations primarily in US dollars and a substantial part of the Group's US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group’s income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group's income statement is dependent on the functional currency of the particular subsidiary where the debt is located.

Except as noted above, or in note (p) below relating to derivative contracts, all exchange differences are charged or credited to the income statement in the year in which they arise.

(e)	Goodwill and intangible assets
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired. Goodwill on acquisition of subsidiaries is separately disclosed and goodwill on acquisitions of associates and JCEs is included within investments in equity accounted entities.

In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy, as was then permitted under UK GAAP. Such goodwill was not reinstated under subsequent UK accounting standards or on transition to IFRS. Goodwill on the Group's opening EU IFRS balance sheet as at 1 January 2004 in respect of acquisitions prior to 1 January 2004 is therefore stated at its carrying amount on that date under UK GAAP.

Goodwill is not amortised; rather it is tested annually for impairment and, under IFRS 1, was reviewed for impairment at the transition date. Goodwill is allocated to the cash generating unit or group of cash generating units expected to benefit from the related business combination for the purposes of impairment testing.

Finite life intangible assets are amortised over their useful economic lives on a straight line or units of production basis as appropriate. From 1 January 2005, finite life intangible assets held for sale, or included within a disposal group held for sale, are not amortised. In accordance with the accounting requirements for disposal groups, intangible assets held for sale are carried at the lower of their pre-existing carrying amount and fair value less costs to sell, and are presented separately on the face of the balance sheet.

(f)	Exploration and evaluation
The Group has continued its UK GAAP policy for the recognition and measurement of exploration and evaluation expenditure, in accordance with IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’.

Exploration and evaluation expenditure comprises costs which are directly attributable to:
–	researching and analysing existing exploration data;
–	conducting geological studies, exploratory drilling and sampling;
–	examining and testing extraction and treatment methods; and
–	compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes the costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects.

Capitalisation of exploration expenditure commences on acquisition of a beneficial interest or option in mineral rights. Capitalised exploration expenditure is reviewed for impairment at each balance sheet date. In the case of undeveloped properties, there may be only inferred resources to form a basis for the impairment review. The carrying values of these assets are reviewed twice per annum by the management and the results of these reviews are reported to the Audit committee. The review is based on a status report regarding the Group’s intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to ore bodies currently in production. It is intended that these will be developed and go into production when the current source of ore is exhausted.

Full provision is made for impairment unless there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Group. Subsequent recovery of the resulting carrying value depends on successful development of the area of interest or sale of the project. If a project does not prove viable, all irrecoverable costs associated with the project and the related impairment provisions are written off.

Any impairment provisions raised in previous years are reassessed if there is a change in circumstances which indicates that they may no longer be required, for example if it is decided to proceed with development. If the project proceeds to development, the amounts included within intangible assets are transferred to property, plant and equipment.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(g)	Property, plant and equipment
The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Once a mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under ‘Mining properties and leases’ together with any amount transferred from ‘Exploration and evaluation’. In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can economically be extracted. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, it is generally accepted that stripping costs are capitalised as part of the investment in construction of the mine. Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised. Development costs incurred after the commencement of production are capitalised to the extent they give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete.

(h)	Deferred stripping
As noted above, stripping (ie overburden and other waste removal) costs incurred in the development of a mine before production commences are capitalised as part of the cost of constructing the mine and subsequently amortised over the life of the operation.

The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine, and the effect is material. Deferred stripping costs are presented within ‘Mining properties and leases’. The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the current period Ratio falls short of the life of mine Ratio. The life of mine Ratio is based on proved and probable reserves of the operation.

The life of mine waste-to-ore ratio is a function of an individual mine’s pit design and therefore changes to that design will generally result in changes to the Ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine Ratio even if they do not affect the mine's pit design. Changes to the life of mine Ratio are accounted for prospectively.

In some operations, there are distinct periods of new development during the production stage of the mine. The new development will be characterised by a major departure from the life of mine stripping Ratio. Stripping costs attributable to such new developments are deferred and charged against reported profits in subsequent periods on a units of production basis.

If the Group were to expense production stage stripping costs as incurred, there would be greater volatility in the year to year results from operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.

Deferred stripping costs form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in depreciation of ‘Property, plant and equipment’ or in the Group’s share of the results of its jointly controlled entities and associates, as appropriate.

(i)	Depreciation and impairment

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:

Buildings	10 to 40 years
Plant and equipment	3 to 35 years
Land	Not depreciated

Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively. In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proved and probable reserves and, for some mines, other mineral resources. Such non reserve material may be included in depreciation calculations in limited circumstances and where there is a high degree of confidence in its economic extraction. Development costs that relate to a discrete section of an ore body and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred which benefit the entire ore body are depreciated over the estimated life of the ore body.

From 1 January 2005, property, plant and equipment held for sale, or which is part of a disposal group held for sale, is not depreciated.

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. This applies to the Group’s share of the assets held by associates and jointly controlled entities as well as the assets held by the Group itself. In addition, from 1 January 2005, an impairment loss is recognised for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(i)	Depreciation and impairment (continued)
When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’. Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36 ‘Impairment of Assets’. Future cash flows are based on:
–	estimates of the quantities of the reserves and mineral resources for which there is a high degree of confidence of economic extraction;
–	future production levels;
–	future commodity prices (assuming the current market prices will revert to the Group’s assessment of the long term average price, generally over a period of three to five years); and
–	future cash costs of production, capital expenditure, close down, restoration and environmental clean up.

The cash flow forecasts are based on best estimates of expected future revenues and costs. These may include net cash flows expected to be realised from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proved or probable ore reserves. Such non-reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

The expected future cash flows of cash generating units reflect long term mine plans which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and the related production costs.

Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices, which for most commodities are derived from an analysis of the marginal costs of the producers of these commodities. These assessments often differ from current price levels and are updated periodically.

In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.

Cost levels incorporated in the cash flow forecasts are based on the current long term mine plan for the cash generating unit. For impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. IAS 36 includes a number of restrictions on the future cash flows that can be recognised in respect of future restructurings and improvement related capital expenditure.

The discount rate applied is based upon the Group’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows.

For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced.

When calculating ‘value in use’, IAS 36 requires that calculations should be based on exchange rates current at the time of the assessment.

For the majority of Rio Tinto’s businesses, by both number and by value, the recoverable amounts are substantially in excess of the carrying value in the balance sheet. For a minority of the businesses the carrying value is close to recoverable amount, and these are reviewed for impairment where appropriate. The effects of exchange rate and commodity price changes on the values of these units relative to their carrying values are monitored closely.

(j)	Determination of ore reserves
The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves, and for certain mines resources, determined in this way are used in the calculation of depreciation, amortisation and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs and clean up costs.

In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

There are numerous uncertainties inherent in estimating ore reserves; and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(k)	Provisions for close down and restoration and for environmental clean up costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments e.g. updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals.

Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques.

The amortisation or ‘unwinding’ of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost.

Other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the income statement.

Provision is made for the estimated present value of the costs of environmental clean up obligations outstanding at the balance sheet date. These costs are charged to the income statement. Movements in the environmental clean up provisions are presented as an operating cost, except for the unwind of the discount which is shown as a financing cost. Remediation procedures generally commence soon after the time the damage, remediation process and estimated remediation costs become known, but may continue for many years depending on the nature of the disturbance and the remediation techniques.

As noted above, the ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.

(l)	Inventories
Inventories are valued at the lower of cost and net realisable value on a first in, first out (‘FIFO’) basis. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production. For this purpose the costs of production include:
–	labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;
–	the depreciation of mining properties and leases and of property, plant and equipment used in the extraction and processing of ore;
–	production overheads.

Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed it is expensed as incurred. Where the future processing of this ore can be predicted with confidence, e.g. because it exceeds the mine’s cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the balance sheet date it is included within non-current assets. Work in progress inventory includes ore stockpiles and other partly processed material. Quantities are assessed primarily through surveys and assays.

(m)	Deferred tax
Full provision is made for deferred taxation on all temporary differences existing at the balance sheet date with certain limited exceptions. Temporary differences are the difference between the carrying value of an asset or liability and its tax base. The main exceptions to this principle are as follows:
–	tax payable on the future remittance of the past earnings of subsidiaries, associates and jointly controlled entities is provided for except where Rio Tinto is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future;
–	deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination, such as on the recognition of a provision for close down and restoration costs and the related asset. Furthermore, deferred tax is not recognised on subsequent changes in the carrying value of such assets and liabilities, for example where they are depreciated; and
–	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered - this is considered having regard to the reasons why the deferred tax asset has arisen and projected future taxable profits for the relevant entity (or group of entities).

On transition to IFRS with effect from 1 January 2004, deferred tax was provided in respect of fair value adjustments on acquisitions in previous years. No other adjustments were made to the assets and liabilities recognised in such prior year acquisitions and, accordingly, shareholders funds were reduced by US$720 million on transition to IFRS primarily as a result of the deferred tax liabilities recognised on fair value adjustments to mining rights. In general, these mining rights are not eligible for income tax allowances. In such cases, the provision for deferred tax was based on the difference between their carrying value and their nil income tax base. The existence of a tax base for capital gains tax purposes was not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(n)	Employee benefits
For defined benefit post-employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. Actuarial gains and losses arising in the year are taken to the Statement of Recognised Income and Expense. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of jointly controlled entities and associates as appropriate.

The most significant assumptions used in accounting for pension plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions. The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities and each year the unwinding of the discount on those liabilities is charged to the Group’s income statement as the interest cost. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.

The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

(o)	Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the balance sheet, cash and cash equivalents comprise cash on hand, deposits held on call with banks and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For the purposes of the cash flow statement, cash and cash equivalents are adjusted to reflect bank overdrafts which are repayable on demand.

(p)	Financial instruments
The Group’s policy with regard to ‘Treasury management and financial instruments’ is set out in Note 35. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions.

The Group has adopted IAS 32 from 1 January 2005. Adjustments have been made to the balance sheets of the Rio Tinto plc and Rio Tinto Limited parts of the Group at 1 January 2005 for the adoption of IAS 32. These adjustments are shown separately in the Rio Tinto Limited statement of changes in equity, and in the Rio Tinto plc reconciliation of investments in Associates, which includes Rio Tinto plc’s share of the net assets of Rio Tinto Limited accounted for using the equity method. In the Rio Tinto Limited income statement, non-equity dividends payable by a subsidiary of Rio Tinto Limited to a subsidiary of Rio Tinto plc are included in interest payable. In the Rio Tinto plc income statement, the receipt of interest is included in interest receivable.

The Group has adopted IAS 39 from 1 January 2005. Adjustments have been made to the opening balance sheet at 1 January 2005 for the adoption of IAS 39; these are shown separately in the Group statement of changes in equity. Comparative figures for the year ended 31 December 2004 have not been restated to reflect IAS 39.

Fair value: Where financial instruments are accounted for at fair value, this is the amount at which they could be exchanged in an arm’s length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair values of the Group’s cash, short term borrowings and loans to jointly controlled entities and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest. A further description of the accounting for each class of financial instrument is given below.

Borrowings: From 1 January 2005, borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, or are adjusted to reflect movements in the fair value of amounts designated as hedged items. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Prior to 1 January 2005, borrowings were stated at amortised cost.

Investments: The Group has certain investments in companies that are not subsidiaries, associates or jointly controlled entities. From 1 January 2005, these investments are classed as ‘available for sale’. Such investments are held at fair value with unrealised gains and losses recognised in equity until the investment is disposed of. Impairment charges and exchange gains and losses on such investments are recognised directly in the income statement. Prior to 1 January 2005, these investments were accounted for at cost less provisions for diminution in value.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(p)	Financial instruments (continued)

Derivative financial instruments and hedge accounting
From 1 January 2005, all derivatives are initially recognised at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

–	Fair value hedges: Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Where derivatives are held with different counterparties to the underlying asset or liability or firm commitment, the fair value of the derivative is shown separately in the balance sheet as there is no legal right of offset.

–	Cash flow hedges: The effective portions of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance, when the forecast sale that is being hedged takes place).

–	Derivatives that do not qualify for hedge accounting: Certain derivative contracts entered into by the Group in order to hedge its exposure to fluctuations in exchange rates against the US dollar are not located in the entity with the exposure. Such contracts, and any other derivative contracts that do not qualify for hedge accounting, are marked to market at the balance sheet date. In respect of currency swaps, the gain or loss on the swap and the offsetting gain or loss on the financial asset or liability against which the swap forms an economic hedge are shown in separate lines in the income statement. In respect of other derivatives, the mark to market will give rise to charges or credits to the income statement in periods before the transaction against which the derivative is held as an economic hedge is recognised.

–	Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

Prior to 1 January 2005, derivative financial instruments were accounted for as follows:

–	Amounts receivable and payable in respect of interest rate swaps were recognised as adjustments to net interest over the life of the contract.

–	Derivative contracts which had been entered into by the Group in respect of its firm commitments or anticipated transactions, in order to hedge its exposure to fluctuations in exchange rates against the US dollar or to fluctuations against commodity prices, and which were located in the entity with the exposure, were accounted for as hedges: gains and losses were deferred and subsequently recognised when the hedged transaction occurred. Where such contracts were not located in the entity with the exposure they were fair valued at the balance sheet date. This gave rise to charges or credits to the income statement in periods before the transaction against which the derivative was held as an economic hedge was recognised.

–	Where contracts and financial instruments contained embedded derivatives, the derivative element was not treated as a separate derivative.

–	Gains or losses on foreign currency forward contracts and currency swaps relating to financial assets and liabilities were matched against the losses or gains on the hedged items in the income statement. Where currency swaps were held with different counterparties to the underlying borrowing, the fair value of the swaps was shown separately in the balance sheet as there was no legal right of offset.

(q)	Share based payments
Most of the Group's share based payment plans are settled by the issue of shares by the relevant parent company. The fair value of the share plans is recognised as an expense over the expected vesting period. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (e.g. Total Shareholder Return). The Group uses fair values provided by independent actuaries calculated using a lattice based option valuation model.

Non-market based vesting conditions (e.g. earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.

Further information about the treatment of individual share based payment plans is provided in note 48.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

2	RECONCILIATION OF NET EARNINGS TO UNDERLYING EARNINGS

		Pre-tax	Taxation	Outside	Net	Net
				interests	amount	amount
					2005	2004

Note					US$m	US$m
	Rio Tinto Group
	Exclusions in arriving at underlying earnings
42	Gains relating to disposal of interests in businesses (including investments)	322	(11)	-	311	1,175
	Net impairment reversals/(charges)	3	-	1	4	(321)
	Adjustment to environmental remediation provision	84	-	-	84	-
	Exchange differences and derivatives:
	– Exchange (losses)/gains on external net debt and intragroup balances	(128)	31	10	(87)	159
	– (Losses)/gains on currency and interest rate derivatives, not qualifying for hedge accounting	(51)	13	(2)	(40)	8
	– (Losses)/gains on external debt and derivatives not qualifying for hedge accounting in jointly controlled entities and associates (net of tax)	(12)	-	-	(12)	4

	Total excluded in arriving at underlying earnings	218	33	9	260	1,025

	Net earnings	7,312	(1,814)	(283)	5,215	3,297

	Underlying earnings	7,094	(1,847)	(292)	4,955	2,272

					Net	Net
				Outside	amount	amount
		Pre-tax	Taxation	interests	2005	2004

Note					US$m	US$m
	Rio Tinto plc - part of Rio Tinto Group
	Exclusions in arriving at underlying earnings
42	Gains relating to disposal of interests in businesses (including investments)	304	(16)	-	288	1,037
	Net impairment reversals/(charges)	3	-	1	4	(321)
	Adjustment to environmental remediation provision	84	-	-	84	-
	Exchange differences and derivatives:
	– Exchange gains/(losses) on external net debt and intragroup balances	53	(22)	8	39	14
	– (Losses)/gains on currency and interest rate derivatives, not qualifying for hedge accounting	(49)	15	-	(34)	(10)
	Share of Rio Tinto Limited exclusions from Underlying earnings (net of tax)	(45)	-	-	(45)	115

	Total excluded in arriving at underlying earnings	350	(23)	9	336	835

	Net earnings	4,278	(627)	(47)	3,604	2,444

	Underlying earnings	3,928	(604)	(56)	3,268	1,609

		Pre-tax	Taxation	Outside	Net	Net
				interests	amount	amount
					2005	2004

Note					US$m	US$m
	Rio Tinto Limited - part of Rio Tinto Group
	Exclusions in arriving at underlying earnings
42	Gains relating to disposal of interests in businesses (including investments)	18	5	-	23	138
	Exchange differences and derivatives:
	– Exchange (losses)/gains on external net debt and intragroup balances	(181)	53	2	(126)	145
	– (Losses)/gains on currency and interest rate derivatives, not qualifying for hedge accounting	(2)	(2)	(2)	(6)	18
	– (Losses)/gains on external debt and derivatives not
	qualifying for hedge accounting in jointly controlled entities and associates (net of tax)	(12)	-	-	(12)	4

	Total excluded in arriving at underlying earnings	(177)	56	-	(121)	305

	Net earnings	3,999	(1,187)	(236)	2,576	1,365

	Underlying earnings	4,176	(1,243)	(236)	2,697	1,060

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

2	RECONCILIATION OF NET EARNINGS TO UNDERLYING EARNINGS (continued)

'Underlying earnings' is an additional measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses (including investments) and undeveloped properties. Additional information on these disposals is included in note 42.
(b)	Charges and credits relating to impairment of non-current assets, excluding those related to current year exploration expenditure.
(c)	Exchange gains and losses on US dollar net debt and intragroup balances.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

The 'Adjustment to environmental remediation' provision of US$84 million relates to the obligations of Kennecott Utah Copper described in note 28 (e). It reverses part of an exceptional charge taken up in 2002, and excluded from Adjusted earnings at that time, and is therefore excluded in arriving at Underlying earnings.

3	NET OPERATING COSTS

		Rio Tinto plc -		Rio Tinto Limited -
		part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

		2005	2004	2005	2004	2005	2004

		US$m	US$m	US$m	US$m	US$m	US$m
Note
	Raw materials and consumables	1,558	1,154	1,302	1,003	2,860	2,157
13	Amortisation of intangible assets	9	8	10	11	19	19
14	Depreciation of property, plant and equipment	546	498	769	654	1,315	1,152
4	Employment costs	1,000	904	1,087	913	2,087	1,817
	Repairs and maintenance	506	454	479	432	985	886
	Shipping costs	266	192	875	532	1,141	724
	Other freight costs	46	33	237	127	283	160
	(Increase)/decrease in inventories	(75)	96	(4)	2	(79)	98
	Royalties	316	293	506	284	822	577
	Amounts charged by jointly controlled entities mainly for toll processing	138	135	990	845	1,128	980
	Other external costs	742	623	879	896	1,621	1,519
28	Provisions	111	139	166	53	277	192
13	Exploration and evaluation	184	119	66	71	250	190
	Research and development	14	10	6	6	20	16
	Net exchange losses on other monetary items	5	14	1	4	6	18
	Costs included above qualifying for capitalisation	(70)	(87)	(13)	(2)	(83)	(89)
	Adjustments to provisionally priced sales (a)	31	-	(5)	-	26	-
	Rent and royalties received	-	-	(15)	(12)	(15)	(12)
	Other operating income	(50)	(17)	(177)	(138)	(227)	(155)

	Net operating costs (excluding impairment (reversals)/charges)	5,277	4,568	7,159	5,681	12,436	10,249

13	Colowyo: impairment of intangible assets (b)	-	98	-	-	-	98
14	Colowyo: impairment of property, plant and equipment (b)	-	62	-	-	-	62
14	Palabora: impairment of property, plant and equipment (b)	-	398	-	-	-	398
	Other net (reversals)/charges	(3)	-	-	-	(3)	-

	Impairment (reversals)/charges	(3)	558	-	-	(3)	558

(a)	Certain sales are made on the basis that the selling price will be determined at the end of a period ranging from 30 to 180 days after delivery to the customer. Such sales are recorded initially on the basis of the prices quoted in the market when the revenue is first recognised. Until 31 December 2004, subsequent adjustments to such provisional prices were recorded in turnover. The treatment has changed as a result of the adoption of IAS 39. From 1 January 2005 onwards, such adjustments are classified within net operating costs. If this treatment had been adopted in 2004, consolidated turnover (and net operating costs) for the year ended 31 December 2004 would have been US$9 million lower.
(b)	Further details of the circumstances leading to impairment of non-current assets are given in note 5.
(c)	Information on auditors' remuneration is included in note 44.

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

4	EMPLOYMENT COSTS

		Rio Tinto plc -		Rio Tinto Limited -
		part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

		2005	2004	2005	2004	2005	2004

		US$m	US$m	US$m	US$m	US$m	US$m
	Employment costs, excluding jointly
	controlled entities and associates:
	– Wages and salaries	969	845	1,124	855	2,093	1,700
	– Social security costs	75	59	9	9	84	68
	– Net post retirement costs (a)	73	66	94	85	167	151
	– Share option costs (b)	28	24	20	16	48	40

		1,145	994	1,247	965	2,392	1,959
28	Less: charged within provisions	(145)	(90)	(160)	(52)	(305)	(142)

		1,000	904	1,087	913	2,087	1,817

(a)	Post retirement costs include the aggregate service and interest cost of providing post retirement benefits under defined benefit plans, net of related expected return on plans' assets. Additional detail of the amount charged to the income statement in respect of post retirement plans, and the treatment of actuarial gains and losses, is shown in note 49.
(b)	Further details of the Groups' share options and other share based payment schemes are given in note 48.

5	IMPAIRMENT CHARGES

2005 Impairment Charges
There were no significant impairment charges or reversals in 2005.

2004 Impairment Charges
Against a background of adverse financial results, including limited production from the underground mine and the strengthening of the rand against the US dollar, an assessment of the recoverable amount of Palabora’s copper business was undertaken in the second half of 2004. This resulted in a provision for asset impairment of US$398 million (US$161 million after tax and outside shareholders’ interests) which aligned the balance sheet value of the assets with their recoverable amount, based on an assessment of fair value less costs to sell.

In line with market practice, fair value was estimated using a discounted cash flow analysis. The price assumption for copper was based on prevailing market prices for the first two years and long term forecast prices thereafter. The Rand exchange rate was forecast principally based on an historical average. The cash flow forecasts were discounted at a pre-tax rate of nine per cent.

A detailed review of the mine plan and projected cash flows of the Colowyo coal business was undertaken in June 2004. This cash generating unit is part of Kennecott Energy. The review indicated that future operating and development costs would be substantially higher than previously expected. As a consequence, a provision for asset impairment of US$160 million was recognised, based on an assessment of value in use. The pre-tax cash flows were estimated in real terms and discounted at five per cent per annum. The major area of uncertainty affecting the write down related to the future operating and development costs of the Colowyo operation, which were estimated over the next 18 years.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

6	SHARE OF PROFIT AFTER TAX OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

	Jointly			Jointly
	controlled			controlled
	entities	Associates	Total	entities	Associates	Total

	2005	2005	2005	2004	2004	2004

Rio Tinto Group	US$m	US$m	US$m	US$m	US$m	US$m

Turnover (a)	1,361	348	1,709	1,141	435	1,576
Operating costs (b)	(272)	(232)	(504)	(459)	(280)	(739)

Profit before finance items and taxation	1,089	116	1,205	682	155	837
Exchange(losses)/gains on external net debt (c)	(17)	-	(17)	4	-	4
Gains on currency and interest rate derivatives not qualifying for hedge accounting	-	-	-	1	-	1
Net interest payable	(32)	(8)	(40)	(30)	(16)	(46)
Amortisation of discount	(10)	(1)	(11)	(10)	(1)	(11)

Profit before tax	1,030	107	1,137	647	138	785

Taxation	(337)	(24)	(361)	(233)	(29)	(262)

Profit after tax (Rio Tinto share)	693	83	776	414	109	523

	Jointly			Jointly
	controlled			controlled
	entities	Associates	Total	entities	Associates	Total

	2005	2005	2005	2004	2004	2004

Rio Tinto plc - part of Rio Tinto Group	US$m	US$m	US$m	US$m	US$m	US$m

Turnover (a)	1,292	4,585	5,877	1,083	3,168	4,251
Operating costs (b)	(321)	(2,864)	(3,185)	(391)	(2,358)	(2,749)
Profit on disposal of subsidiaries, joint ventures and investments	-	7	7	-	52	52

	971	1,728	2,699	692	862	1,554

Share of profit after tax of jointly controlled entities and associates	-	29	29	-	(10)	(10)

Profit before finance items and taxation	971	1,757	2,728	692	852	1,544
Exchange gains/(losses) on external net debt	-	(68)	(68)	-	68	68
Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting	-	(1)	(1)	-	12	12
Net interest payable	(17)	(73)	(90)	(19)	(68)	(87)
Amortisation of discount	(1)	(20)	(21)	(1)	(15)	(16)

Profit before tax	953	1,595	2,548	672	849	1,521

Taxation	(330)	(466)	(796)	(225)	(213)	(438)

Outside interests	-	(88)	(88)	-	(21)	(21)

Profit after tax (Rio Tinto plc share)	623	1,041	1,664	447	615	1,062

	Jointly			Jointly
	controlled			controlled
	entities	Associates	Total	entities	Associates	Total

	2005	2005	2005	2004	2004	2004

Rio Tinto Limited - part of Rio Tinto Group	US$m	US$m	US$m	US$m	US$m	US$m

Turnover (a)	69	61	130	58	64	122
Operating costs (b)	49	(51)	(2)	(68)	(55)	(123)
Profit before finance items and taxation	118	10	128	(10)	9	(1)
Exchange gains/(losses) on external net debt	(17)	-	(17)	4	-	4
Gains on currency and interest rate derivatives not qualifying for hedge accounting	-	-	-	1	-	1
Net interest payable	(15)	-	(15)	(11)	-	(11)
Amortisation of discount	(9)	-	(9)	(9)	-	(9)

Profit before tax	77	10	87	(25)	9	(16)

Taxation	(7)	(3)	(10)	(8)	(3)	(11)

Profit after tax (Rio Tinto Limited share)	70	7	77	(33)	6	(27)

(a)	The above analysis discloses Rio Tinto's share of the turnover of jointly controlled entities and associates which is included in the gross turnover shown in the secondary segmental analysis in note 33, the commodity analysis in note 34, and the financial information by Business Unit in note 51. This excludes sales by jointly controlled entites, to third parties, of products purchased from Rio Tinto Group subsidiaries, and also excludes charges by jointly controlled entities to Rio Tinto Group subsidiaries.
(b)	The turnover and operating costs of jointly controlled entities are net of amounts billed to the Rio Tinto Group, and for 2005 are shown net of the impact of variations in the amounts receivable for provisionally priced sales of commodities subsequent to the month of sale. This follows the implementation of IAS 39 with effect from 1 January 2005. In accordance with IAS 39, 2004 figures have not been adjusted, and such variations are therefore included in turnover for 2004.
(c)	Exchange gains and losses on US dollar net debt of jointly controlled entities and associates and the gains/losses on currency and interest rate derivatives not qualifying for hedge accounting are excluded in arriving at Underlying earnings as described in note 2.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

7	INTEREST RECEIVABLE AND PAYABLE
	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Interest receivable and similar income:
– Jointly controlled entities	18	14	1	4	19	18
– Associates (a)	139	93	-	-	-	-
– Other investments	23	3	32	4	55	7

	180	110	33	8	74	25

Other interest receivable	-	-	8	3	8	3

Total interest receivable	180	110	41	11	82	28

Interest payable and similar charges
– Bank borrowings	(12)	(26)	(5)	(21)	(17)	(47)
– Other loans (a)	(95)	(69)	(228)	(134)	(184)	(136)

	(107)	(95)	(233)	(155)	(201)	(183)
Amounts capitalised	7	2	21	33	28	35

Total interest payable	(100)	(93)	(212)	(122)	(173)	(148)

(a)	Interest receivable from Associates for Rio Tinto plc is all receivable from Rio Tinto Limited (2004: all). Interest payable on other loans for Rio Tinto Limited includes US$139 million (2004: US$67 million) payable to Rio Tinto plc.

8	AMORTISATION OF DISCOUNT

The amortisation of discount relates principally to provisions for close down and restoration and environmental clean up costs, as explained in accounting policy 1(k). It also includes the unwind of the discount on non-interest bearing long term accounts payable.

Under US GAAP, 'Amortisation of discount' would be accounted for as an operating cost.

9	TAX ON PROFIT

		Rio Tinto plc -		Rio Tinto Limited -
		part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

		2005	2004	2005	2004	2005	2004

Note		US$m	US$m	US$m	US$m	US$m	US$m
	UK taxation
	Corporation tax at 30%
	- Current	137	17	-	-	137	17
	- Deduct: relief for overseas taxes	(134)	(15)	-	-	(134)	(15)
19	- Deferred	(22)	-	-	-	(22)	-

		(19)	2	-	-	(19)	2

	Australian taxation
	Corporation tax at 30%
	- Current	32	5	994	503	1,026	508
19	- Deferred	1	5	29	(42)	30	(37)

		33	10	1,023	461	1,056	471

	Other countries taxation
	- Current	565	152	119	17	684	169
19	- Deferred	48	(42)	45	19	93	(23)

		613	110	164	36	777	146

	Total taxation charge	627	122	1,187	497	1,814	619

	- current	600	159	1,113	520	1,713	679
	- deferred (b)	27	(37)	74	(23)	101	(60)

(a)	A benefit of US$20 million was recognised in 2005 (2004: US$15 million) for operating losses that are expected to be recovered in future years. Of this benefit US$20 million (2004: US$5 million) is included within 'UK taxation' and nil (2004: US$10 million) within 'Other countries'.
(b)	There were no charges or credits resulting from exchange differences on the translation of non US dollar deferred tax balances into the functional currency of Business Units whose functional currency is the US dollar (2004: US$12 million credit). The credit in 2004 was not included in the operating costs analysed in note 3 as the exchange movement was more closely related to the Group's tax balances than to its operating activities.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

9	TAX ON PROFIT CONTINUED

	Rio Tinto plc -		Rio Tinto Limited -		Rio Tinto Group
	part of Rio Tinto Group		part of Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m

Prima facie tax reconciliation
Profit before taxation	4,278	2,458	3,999	1,943	7,312	3,863
Deduct: share of profit after tax of jointly controlled entities and
associates	(1,664)	(1,062)	(77)	27	(776)	(523)

Parent companies' and subsidiaries' profit before tax	2,614	1,396	3,922	1,970	6,536	3,340
Prima facie tax payable at UK and Australian rate of 30%	784	419	1,177	591	1,961	1,002
Impact of items excluded in arriving at underlying earnings (a)	(94)	(251)	(8)	(58)	(102)	(309)
Other permanent differences
Other tax rates applicable outside the UK and Australia	(78)	(33)	55	-	(23)	(33)
Resource depletion and other depreciation allowances	(22)	(25)	-	-	(22)	(25)
Research, development and other investment allowances	(5)	(6)	(16)	(1)	(21)	(7)
Exchange differences relating to deferred tax balances	-	(12)	-	-	-	(12)
Cost of intragroup dividends	44	11	-	-	44	11
Adjustments to prior year provisions	(5)	-	(15)	(34)	(20)	(34)
Other	3	19	(6)	(1)	(3)	26

Total taxation charge	627	122	1,187	497	1,814	619

(a)	Impact of items excluded from underlying earnings
	Disposals of interests in businesses	(75)	(301)	(11)	(35)	(86)	(336)
	Impairment charges and reversals	(1)	50	-	-	(1)	50
	Kennecott Utah Copper environmental remediation provision	(26)	-	-	-	(26)	-
	Exchange on debt, intragroup balances
	and gains/(losses) on derivatives not designated as hedges	8	-	3	(23)	11	(23)

		(94)	(251)	(8)	(58)	(102)	(309)

(b)	The benefit of 'other tax rates applicable outside UK and Australia' includes the effect of the US Alternative Minimum Tax rate of 20 per cent.
(c)	This tax reconciliation relates to the parent companies and subsidiaries. The Group's share of profit of jointly controlled entities and associates is net of tax charges of US$361 million (2004: US$262 million).

10	EARNINGS PER ORDINARY SHARE

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

Weighted average number of ordinary shares in issue (million) (b)	1,069.1	1,067.0	471.8	499.2	1,364.1	1,379.2
Diluted weighted average number of ordinary shares in issue (million) (b)	1,072.2	1,069.1	474.0	500.2	1,368.5	1,381.4

Net earnings (US$m)	3,604	2,444	2,576	1,365	5,215	3,297
Basic earnings per share attributable to ordinary shareholders
of Rio Tinto (US cents)	337.1	229.1	546.0	273.4	382.3	239.1
Diluted earnings per share attributable to ordinary shareholders
of Rio Tinto (US cents)	336.1	228.6	543.5	272.9	381.1	238.7

Underlying earnings (US$m)	3,268	1,609	2,697	1,060	4,955	2,272
Basic underlying earnings per share attiributable to ordinary
shareholders of Rio Tinto (US cents)	305.7	150.8	571.6	212.3	363.2	164.8
Diluted underlying earnings per share attributable to ordinary
shareholders of Rio Tinto (US cents)	304.8	150.5	569.0	211.9	362.1	164.5

(a)	Underlying earnings per share are calculated from underlying earnings, detailed information on which is given in note 2.
(b)	The daily average number of ordinary shares in issue used to calculate the weighted average number of shares for both basic and diluted earnings per share for Rio Tinto Group exclude the Rio Tinto Limited shares held by Rio Tinto plc and Rio Tinto plc shares held as treasury shares.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

11	DIVIDENDS

	2005	2004

	US$m	US$m

Rio Tinto plc Ordinary previous year Final dividend paid	481	363
Rio Tinto plc Ordinary Interim dividend paid	412	341

	893	704

Rio Tinto Limited previous year Ordinary Final dividend paid	225	170
Rio Tinto Limited Ordinary Interim dividend paid	176	160

	401	330

Less: dividends paid by Rio Tinto Limited to Rio Tinto plc	(151)	(124)

Rio Tinto Group - dividend charge for the year	1,143	910

	2005		2004		2005	2004

	Rates per		Rates per		Number	Number
	share		share		of shares	of shares
					(millions)	(millions)

Rio Tinto plc Final	23.94	p	18.68	p	1,068.0	1,066.7
Rio Tinto plc Interim	21.75	p	17.54	p	1,069.3	1,067.5
Rio Tinto Limited Final - fully franked at 30%	58.29	c	44.68	c	499.3	499.0
Less shares held by Rio Tinto plc					(187.4)	(187.4)

Rio Tinto Limited Final - shares held by public shareholders					311.9	311.6

Rio Tinto Limited Interim - fully franked at 30%	50.56	c	45.53	c	456.6	499.1
Less shares held by Rio Tinto plc					(171.2)	(187.4)

Rio Tinto Limited Interim - shares held by public shareholders					285.4	311.7

(a)	The dividends payable in 2005 are based on the following US cents per share amounts: 2004 final - 45.0 cents , 2005 interim - 38.5 cents (2004 dividends payable: 2003 final - 34.0 cents, 2004 interim - 32.0 cents).
(b)	The number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders. The number of shares on which Rio Tinto plc dividends are based exclude those held as treasury shares.
(c)	In addition, the directors of Rio Tinto declared a final dividend of 41.5 cents per share and a special dividend of 110.0 cents per share on 31 January 2006. These are expected to result in payments estimated at US$2.0 billion (Rio Tinto plc: US$1.6 billion, Rio Tinto Limited US$0.4 billion). The dividends will be paid on 6 April 2006 to Rio Tinto plc shareholders on the register of members at the close of business on 24 February 2006 and to Rio Tinto Limited shareholders on the register at the close of business on 28 February 2006.
(d)	The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2006.
(e)	The approximate amount of the Rio Tinto Limited consolidated tax group's retained profits and reserves that could be distributed as dividends and franked out of the existing franking credits, which arose from net payments of income tax in respect of periods up to 31 December 2005 (after deducting franking credits on the declared final and special dividends), is US$2,131 million.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)
12	GOODWILL

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Cost
At 1 January	249	250	826	795	1,075	1,045
Adjustment on currency translation	1	(1)	(47)	31	(46)	30
Additions	-	-	5	-	5	-

At 31 December	250	249	784	826	1,034	1,075

Accumulated impairment
At 1 January	-	-	-	-	-	-
Impairment charge	(14)	-	-	-	(14)	-

At 31 December	(14)	-	-	-	(14)	-

Net balance sheet amount	236	249	784	826	1,020	1,075

Impairment Tests for Goodwill
Goodwill is reviewed annually for impairment. The amounts disclosed above as at 31 December 2005 include, for Rio Tinto Limited, Australian Iron Ore's carrying amount of goodwill of US$366 million and the Argyle Diamonds balance of US$218 million, and for Rio Tinto plc, goodwill of US$236 million relating to Kennecott Energy. Australian Iron Ore comprises the business units located in the Pilbara region of Western Australia that mine iron ore, namely Robe River and Hamersley Iron.

The recoverable amounts of the goodwill relating to Australian Iron Ore, Argyle Diamonds, and Kennecott Energy have been assessed based on value in use calculations. The valuations are based on cash flow projections that incorporate best estimates of selling prices, ore grades, production rates, future capital expenditure and production costs over the life of each mine. In line with normal practice in the mining industry, the cash flow projections are based on long term mine plans covering the currently expected life of each operation. The projections therefore generally cover periods well in excess of five years.

The valuations are particularly sensitive to changes in the assumptions about selling prices, exchange rates and discount rates.

The future selling prices for iron ore and coal have been estimated in line with the policy in note 1(i). The long term average selling prices of iron ore and coal were forecast from analysis of the costs of the producers in each industry sector, except that certain customers receive coal under fixed price contracts, in which case the contracted prices are used. Forecast diamond prices are based on current market prices with modifications based on specific understandings with major customers.

Exchange rate assumptions were based on the spot rates as of the time of the annual goodwill impairment review. The exchange rate of most significance to these impairment reviews was the Australian dollar exchange rate, for which a rate of US$0.73 was used.

Discount rates represent an estimate of the rate the market would expect having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Group’s weighted average cost of capital is used as a start point for determining the discount rate with appropriate adjustments for the risk profile of the individual cash generating unit. Australian Iron Ore, Argyle Diamonds and Kennecott Energy have all been valued using a pre tax discount rate which is equivalent to a post tax discount rate of 5.5 per cent.

The valuation for Argyle Diamonds is also particularly sensitive to the capital and operating cost assumptions associated with the recently announced block cave underground project and related open pit cutback. These assumptions are based on the best estimates of costs available at the time of approval of these projects.

Impact of Reasonably Possible Changes in Key Assumptions
Australian Iron Ore and Kennecott Energy
It does not appear that any reasonably possible changes in the key assumptions on which Australian Iron Ore or Kennecott Energy's recoverable amounts are based would cause their respective values to fall short of their carrying amounts at 31 December 2005.
 Argyle
 Argyle’s recoverable amount exceeds its carrying value amount by approximately US$100 million. If any of the following changes were assumed, Argyle’s recoverable amount would equal its carrying amount:

–	An increase of three percentage points in the discount rate;
–	A strengthening of the Australian dollar exchange rate to US$0.76 from US$0.73;
–	The use of a diamond price that was five per cent lower than current market prices in real terms throughout the life of the operation rather than the current assumption; and
–	An increase of 19 per cent in capital costs or 10 per cent in operating costs related to the underground development and open pit extension, from the current assumptions.

Other
Under IAS 36, goodwill is no longer amortised but reviewed annually for impairment. The Groups' business relates to the mining and processing of finite resources and it is therefore likely that impairments of certain elements of the goodwill may occur at some stage in the future as resources are depleted.

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

13	INTANGIBLE ASSETS

	Exploration	Internally	Other
	and	generated	intangible
	evaluation (a)	assets (b)	assets	Total

Rio Tinto Group				US$m
Year ended 31 December 2005
Cost
At 1 January 2005	957	21	284	1,262
Adjustment on currency translation	(29)	-	(8)	(37)
Expenditure during year	288	-	29	317
Charged against profit for the year	(58)	-	-	(58)
Disposals, transfers and other movements	(44)	-	1	(43)

At 31 December 2005	1,114	21	306	1,441

Accumulated provision/amortisation
At 1 January 2005	(866)	(7)	(200)	(1,073)
Adjustment on currency translation	24	1	3	28
Amortisation for the year	-	(4)	(15)	(19)
Impairment provision for year	(192)	-	-	(192)
Reversal of impairment	19	-	-	19
Disposals, transfers and other movements	14	-	2	16

At 31 December 2005	(1,001)	(10)	(210)	(1,221)

Net book value at 31 December 2005	113	11	96	220

	Exploration	Internally	Other
	and	generated	intangible
	evaluation	assets	assets	Total

Rio Tinto Group				US$m
Year ended 31 December 2004
Cost
At 1 January 2004	835	18	275	1,128
Adjustment on currency translation	23	3	7	33
Expenditure during year	193	-	10	203
Charged against profit for the year	(51)	-	-	(51)
Disposals, transfers and other movements	(43)	-	(8)	(51)

At 31 December 2004	957	21	284	1,262

Accumulated provision/amortisation
At 1 January 2004	(765)	(3)	(92)	(860)
Adjustment on currency translation	(20)	-	(3)	(23)
Amortisation for the year	-	(4)	(15)	(19)
Impairment provision for year	(139)	-	(98)	(237)
Disposals, transfers and other movements	58	-	8	66

At 31 December 2004	(866)	(7)	(200)	(1,073)

Net book value at 31 December 2004	91	14	84	189

(a)	The total of US$250 million (2004: US$190 million) charged against profit in respect of exploration and evaluation includes US$58 million (2004: US$51 million) written off as incurred and an increase in the impairment provision, against amounts capitalised, of US$192 million (2004: US$139 million).
(b)	Intangible assets include software development costs.
(c)	All of the net book value is related to intangible assets with finite lives. The following useful lives have been determined for the classes of intangible assets:
Exploration and evaluation: useful life not determined until transfer to property, plant & equipment
Internally generated assets: 2 to 5 years
Acquired computer software: 2 to 5 years
Other intangible assets: 2 to 20 years
(d)	There are no intangible assets either pledged as security or held under restriction of title.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

13	INTANGIBLE ASSETS CONTINUED

Rio Tinto plc - part of Rio Tinto Group Year ended 31 December 2005	Exploration	Internally	Other
	and	generated	intangible
	evaluation (a)	assets (b)	assets	Total

				US$m
Cost
At 1 January 2005	437	1	172	610
Adjustment on currency translation	2	-	(2)	-
Expenditure during year	206	-	5	211
Charged against profit for the year	(42)	-	-	(42)
Disposals, transfers and other movements	(35)	-	6	(29)

At 31 December 2005	568	1	181	750

Accumulated provision/amortisation
At 1 January 2005	(416)	(1)	(150)	(567)
Adjustment on currency translation	(2)	-	1	(1)
Amortisation for the year	-	-	(9)	(9)
Impairment provision for year	(142)	-	-	(142)
Reversal of impairment	19	-	-	19
Disposals, transfers and other movements	5	-	(2)	3

At 31 December 2005	(536)	(1)	(160)	(697)

Net book value at 31 December 2005	32	-	21	53

Rio Tinto plc - part of Rio Tinto Group Year ended 31 December 2004	Exploration	Internally	Other
	and	generated	intangible
	evaluation	assets	assets	Total

				US$m
Cost
At 1 January 2004	372	1	171	544
Adjustment on currency translation	2	-	3	5
Expenditure during year	122	-	6	128
Charged against profit for the year	(45)	-	-	(45)
Disposals, transfers and other movements	(14)	-	(8)	(22)

At 31 December 2004	437	1	172	610

Accumulated provision/amortisation
At 1 January 2004	(370)	(1)	(51)	(422)
Adjustment on currency translation	(2)	-	-	(2)
Amortisation for the year	-	-	(8)	(8)
Impairment provision for year	(74)	-	(98)	(172)
Disposals, transfers and other movements	30	-	7	37

At 31 December 2004	(416)	(1)	(150)	(567)

Net book value at 31 December 2004	21	-	22	43

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

13	INTANGIBLE ASSETS CONTINUED

Rio Tinto Limited - part of Rio Tinto Group Year ended 31 December 2005	Exploration	Internally	Other
	and	generated	intangible
	evaluation (a)	assets (b)	assets	Total

				US$m
Cost
At 1 January 2005	520	20	112	652
Adjustment on currency translation	(31)	-	(6)	(37)
Expenditure during year	82	-	24	106
Charged against profit for the year	(16)	-	-	(16)
Disposals, transfers and other movements	(9)	-	(5)	(14)

At 31 December 2005	546	20	125	691

Accumulated provision/amortisation
At 1 January 2005	(450)	(6)	(50)	(506)
Adjustment on currency translation	26	1	2	29
Amortisation for the year	-	(4)	(6)	(10)
Impairment provision for year	(50)	-	-	(50)
Reversal of impairment	-	-	-	-
Disposals, transfers and other movements	9	-	4	13

At 31 December 2005	(465)	(9)	(50)	(524)

Net book value at 31 December 2005	81	11	75	167

Rio Tinto Limited - part of Rio Tinto Group Year ended 31 December 2004	Exploration	Internally	Other
	and	generated	intangible
	evaluation	assets	assets	Total

				US$m
Cost
At 1 January 2004	463	17	104	584
Adjustment on currency translation	21	3	4	28
Expenditure during year	71	-	4	75
Charged against profit for the year	(6)	-	-	(6)
Disposals, transfers and other movements	(29)	-	-	(29)

At 31 December 2004	520	20	112	652

Accumulated provision/amortisation
At 1 January 2004	(395)	(2)	(41)	(438)
Adjustment on currency translation	(18)	-	(3)	(21)
Amortisation for the year	-	(4)	(7)	(11)
Impairment provision for year	(65)	-	-	(65)
Disposals, transfers and other movements	28	-	1	29

At 31 December 2004	(450)	(6)	(50)	(506)

Net book value at 31 December 2004	70	14	62	146

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

14   PROPERTY, PLANT AND EQUIPMENT

Rio Tinto Group

Year ended 31 December 2005	Mining	Land	Plant	Capital
	properties	and	and	works in
	and leases	buildings	equipment	progress	Total

					US$m
Cost
At 1 January 2005	7,285	3,809	18,605	1,760	31,459
Adjustment on currency translation	(330)	(100)	(589)	(47)	(1,066)
Capitalisation of additional closure costs and other provisions (note 28)	346	-	-	-	346
Interest capitalised (a)	2	-	7	19	28
Other additions	206	60	577	1,650	2,493
Disposals	(22)	(15)	(493)	-	(530)
Transfers and other movements (b)	199	70	1,275	(1,544)	-

At 31 December 2005	7,686	3,824	19,382	1,838	32,730

Accumulated depreciation (including impairment)
At 1 January 2005	(2,090)	(1,761)	(10,751)	(136)	(14,738)
Adjustment on currency translation	124	57	283	(5)	459
Depreciation for the year	(406)	(109)	(800)	-	(1,315)
Impairment charges	-	(2)	-	-	(2)
Disposals	22	8	454	-	484
Transfers and other movements (b)	(112)	2	110	2	2

At 31 December 2005	(2,462)	(1,805)	(10,704)	(139)	(15,110)

Net balance sheet amount at 31 December 2005	5,224	2,019	8,678	1,699	17,620

Fixed assets held under finance leases (c)	-	16	140	-	156
Other fixed assets pledged as security (d)	44	-	460	-	504

Rio Tinto Group
Year ended 31 December 2004	Mining	Land	Plant	Capital
	properties	and	and	works in
	and leases	buildings	equipment	progress	Total

					US$m
Cost
At 1 January 2004	6,610	3,554	16,272	1,883	28,319
Adjustment on currency translation	242	96	722	49	1,109
Capitalisation of additional closure costs and other provisions (note 28)	268	-	-	-	268
Interest capitalised (a)	4	-	24	7	35
Other additions	225	60	526	1,662	2,473
Disposals	(16)	(15)	(196)	(2)	(229)
Subsidiaries sold	(190)	(13)	(303)	(10)	(516)
Transfers and other movements (b)	142	127	1,560	(1,829)	-

At 31 December 2004	7,285	3,809	18,605	1,760	31,459

Accumulated depreciation (including impairment)
At 1 January 2004	(1,780)	(1,556)	(9,483)	(134)	(12,953)
Adjustment on currency translation	(74)	(45)	(406)	-	(525)
Depreciation for the year	(294)	(126)	(732)	-	(1,152)
Impairment charges	(25)	(25)	(400)	-	(450)
Disposals	12	9	151	1	173
Subsidiaries sold	47	-	135	-	182
Transfers and other movements (b)	24	(18)	(16)	(3)	(13)

At 31 December 2004	(2,090)	(1,761)	(10,751)	(136)	(14,738)

Net balance sheet amount at 31 December 2004	5,195	2,048	7,854	1,624	16,721

Fixed assets held under finance leases (c)	-	16	128	-	144
Other fixed assets pledged as security (d)	2	10	348	3	363

(a)	Interest is capitalised at a rate based on the Group’s cost of borrowing or at the rate on project specific debt where applicable. Tax credits related to the amount capitalised are deferred and released to the income statement as a reduction in the tax charge, in accordance with the depreciation charged on the related assets.
(b)	'Transfers and other movements’ includes reclassifications between categories.
(c)	The finance leases under which these assets are held are disclosed in note 24.
(d)	Excludes assets held under finance leases.
(e)	Accumulated depreciation on ‘Capital works in progress’ at 1 January 2004 relates to an impairment charge made in 2002.
(f)	At 31 December 2005, net tangible assets per share amounted to US$10.12 (2004: US$7.69).

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

14   PROPERTY, PLANT AND EQUIPMENT CONTINUED

Rio Tinto plc - part of Rio Tinto Group

Year ended 31 December 2005	Mining	Land	Plant	Capital
	properties	and	and	works in
	and leases	buildings	equipment	progress	Total

					US$m
Cost
At 1 January 2005	2,280	2,050	8,114	391	12,835
Adjustment on currency translation	6	(1)	(118)	9	(104)
Capitalisation of additional closure costs and other provisions (note 28)	105	-	-	-	105
Interest capitalised (a)	-	-	-	7	7
Other additions	119	25	237	369	750
Disposals	(22)	(6)	(133)	-	(161)
Transfers and other movements (b)	157	43	(49)	(131)	20

At 31 December 2005	2,645	2,111	8,051	645	13,452

Accumulated depreciation (including impairment)
At 1 January 2005	(497)	(843)	(5,080)	-	(6,420)
Adjustment on currency translation	(1)	4	81	-	84
Depreciation for the year	(156)	(55)	(335)	-	(546)
Impairment charges	-	(2)	-	-	(2)
Disposals	22	3	122	-	147
Transfers and other movements (b)	(108)	(14)	120	-	(2)

At 31 December 2005	(740)	(907)	(5,092)	-	(6,739)

Net balance sheet amount at 31 December 2005	1,905	1,204	2,959	645	6,713

Fixed assets held under finance leases (c)	-	16	67	-	83
Other fixed assets pledged as security (d)	44	-	231	-	275

Rio Tinto plc - part of Rio Tinto Group

Year ended 31 December 2004	Mining	Land	Plant	Capital
	properties	and	and	works in
	and leases	buildings	equipment	progress	Total

					US$m
Cost
At 1 January 2004	2,152	1,992	7,762	200	12,106
Adjustment on currency translation	44	32	264	3	343
Capitalisation of additional closure costs and other provisions (note 28)	110	-	-	-	110
Interest capitalised (a)	-	-	2	-	2
Other additions	111	42	157	304	614
Disposals	(12)	(7)	(112)	-	(131)
Subsidiaries sold	(23)	(12)	(183)	-	(218)
Transfers and other movements (b)	(102)	3	224	(116)	9

At 31 December 2004	2,280	2,050	8,114	391	12,835

Accumulated depreciation (including impairment)
At 1 January 2004	(463)	(749)	(4,234)	-	(5,446)
Adjustment on currency translation	(12)	(8)	(169)	-	(189)
Depreciation for the year	(89)	(67)	(342)	-	(498)
Impairment charges	(25)	(25)	(400)	-	(450)
Disposals	11	6	83	-	100
Subsidiaries sold	5	-	57	-	62
Transfers and other movements (b)	76	-	(75)	-	1

At 31 December 2004	(497)	(843)	(5,080)	-	(6,420)

Net balance sheet amount at 31 December 2004	1,783	1,207	3,034	391	6,415

Fixed assets held under finance leases (c)	-	16	77	-	93
Other fixed assets pledged as security (d)	-	-	-	-	-

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

14   PROPERTY, PLANT AND EQUIPMENT CONTINUED

Rio Tinto Limited - part of Rio Tinto Group

Year ended 31 December 2005	Mining	Land	Plant	Capital
	properties	and	and	works in
	and leases	buildings	equipment	progress	Total

					US$m
Cost
At 1 January 2005	5,005	1,759	10,491	1,369	18,624
Adjustment on currency translation	(336)	(99)	(471)	(56)	(962)
Capitalisation of additional closure costs and other provisions (note 28)	241	-	-	-	241
Interest capitalised (a)	2	-	7	12	21
Other additions	87	35	340	1,281	1,743
Disposals	-	(9)	(360)	-	(369)
Transfers and other movements (b)	42	27	1,324	(1,413)	(20)

At 31 December 2005	5,041	1,713	11,331	1,193	19,278

Accumulated depreciation (including impairment)
At 1 January 2005	(1,593)	(918)	(5,671)	(136)	(8,318)
Adjustment on currency translation	125	53	202	(5)	375
Depreciation for the year	(250)	(54)	(465)	-	(769)
Impairment charges	-	-	-	-	-
Disposals	-	5	332	-	337
Transfers and other movements (b)	(4)	16	(10)	2	4

At 31 December 2005	(1,722)	(898)	(5,612)	(139)	(8,371)

Net balance sheet amount at 31 December 2005	3,319	815	5,719	1,054	10,907

Fixed assets held under finance leases (c)	-	-	73	-	73
Other fixed assets pledged as security (d)	-	-	229	-	229

Rio Tinto Limited - part of Rio Tinto Group

Year ended 31 December 2004	Mining	Land	Plant	Capital
	properties	and	and	works in
	and leases	buildings	equipment	progress	Total

					US$m
Cost
At 1 January 2004	4,458	1,562	8,510	1,683	16,213
Adjustment on currency translation	198	64	458	46	766
Capitalisation of additional closure costs and other provisions (note 28)	158	-	-	-	158
Interest capitalised (a)	4	-	22	7	33
Other additions	114	18	369	1,358	1,859
Disposals	(4)	(8)	(84)	(2)	(98)
Subsidiaries sold	(167)	(1)	(120)	(10)	(298)
Transfers and other movements (b)	244	124	1,336	(1,713)	(9)

At 31 December 2004	5,005	1,759	10,491	1,369	18,624

Accumulated depreciation (including impairment)
At 1 January 2004	(1,317)	(807)	(5,249)	(134)	(7,507)
Adjustment on currency translation	(62)	(37)	(237)	-	(336)
Depreciation for the year	(205)	(59)	(390)	-	(654)
Impairment charges	-	-	-	-	-
Disposals	1	3	68	1	73
Subsidiaries sold	42	-	78	-	120
Transfers and other movements (b)	(52)	(18)	59	(3)	(14)

At 31 December 2004	(1,593)	(918)	(5,671)	(136)	(8,318)

Net balance sheet amount at 31 December 2004	3,412	841	4,820	1,233	10,306

Fixed assets held under finance leases (c)	-	-	51	-	51
Other fixed assets pledged as security (d)	2	10	348	3	363

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

14   PROPERTY, PLANT AND EQUIPMENT CONTINUED

	Rio Tinto plc -	Rio Tinto Limited -
	part of Rio Tinto Group	part of Rio Tinto Group	Rio Tinto Group

	2005	2005	2005

	US$m	US$m	US$m
The net balance sheet amounts for land and buildings include:
Freehold	1,197	692	1,889
Long leasehold	5	123	128
Short leasehold	2	-	2

	1,204	815	2,019

Deferred stripping carrying values
Deferred stripping costs which are included in ‘Mining properties and leases’ and ‘Investments in jointly controlled entities and Associates’ (note 15), are analysed below:

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January
Subsidiaries	463	400	174	100	637	500
Share of equity accounted operations	210	169	-	-	145	131

	673	569	174	100	782	631

Adjustment on currency translation
Subsidiaries	3	4	(10)	7	(7)	11
Share of equity accounted operations	(4)	3	-	-	-	-

	(1)	7	(10)	7	(7)	11

Net deferral of stripping costs during the year
Subsidiaries	57	56	35	75	92	131
Share of equity accounted operations	14	42	-	-	1	14

	71	98	35	75	93	145

Other
Subsidiaries	2	3	(25)	(8)	(23)	(5)
Share of equity accounted operations	(9)	(3)	-	-	-	-

	(7)	-	(25)	(8)	(23)	(5)

Deferred stripping balance carried forward at 31 December
Subsidiaries	525	463	174	174	699	637
Share of equity accounted operations	211	210	-	-	146	145

	736	673	174	174	845	782

(g)	Subsidiary deferred stripping costs are included in 'Mining properties and leases’. Rio Tinto's shares of deferred stripping costs of equity accounted operations are included in the net assets of jointly controlled entities and associates disclosed in note 15. The amounts included under the heading "share of equity accounted operations" for the Rio Tinto plc part of the Group includes its share of Rio Tinto Limited.
(h)	Details of stripping ratios used in accounting for the above balances are set out on page A-106.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

15	JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

	Investments
	in jointly	Investments
	controlled	in	2005	2004
	entities	associates	Total	Total

Rio Tinto Group			US$m	US$m

At 1 January	1,771	245	2,016	1,989
Adjustment for adoption of IAS39	(4)	(24)	(28)	-
Opening balance as restated	1,767	221	1,988	1,989
Adjustment on currency translation	(65)	(5)	(70)	51
Group’s share of earnings net of distributions	347	15	362	194
Additions (excluding acquisitions)	-	2	2	3
Amounts offset against trade and other payables (a)	(392)	-	(392)	-
Disposals	-	(92)	(92)	(210)
Transfers and other movements	30	1	31	(11)

At 31 December	1,687	142	1,829	2,016

	Loans to
	jointly	Loans to
	controlled	associates	2005	2004
	entities	(h)	Total	Total

Rio Tinto Group			US$m	US$m

At 1 January	176	-	176	183
Adjustment on currency translation	(2)	-	(2)	2
Advances	3	-	3	-
Repayment of advances	(20)	-	(20)	(9)
Transfers and other movements	2	-	2	-

At 31 December	159	-	159	176

Loans to jointly controlled entities and associates
Non-current	159	-	159	130
Current	-	-	-	46

	159	-	159	176

	Investments
	in jointly	Investments
	controlled	in	2005	2004
	entities	associates	Total	Total

Rio Tinto plc - part of Rio Tinto Group			US$m	US$m

At 1 January	557	2,782	3,339	2,856
Adjustment for adoption of IAS32 (h)	-	(500)	(500)	-
Adjustment for adoption of IAS39	(4)	(9)	(13)	-

Opening balance as restated	553	2,273	2,826	2,856
Adjustment on currency translation	-	(129)	(129)	94
Group’s share of earnings net of distributions	300	829	1,129	605
Additions (excluding acquisitions)	-	2	2	3
Disposals	-	(550)	(550)	(210)
Transfers and other movements	(2)	13	11	(9)

At 31 December (b)	851	2,438	3,289	3,339

	Loans to
	jointly	Loans to
	controlled	associates	2005	2004
	entities	(h)	Total	Total

Rio Tinto plc - part of Rio Tinto Group			US$m	US$m

At 1 January	140	-	140	152
Adjustment on currency translation	-	-	-	1
Repayment of advances	(11)	-	(11)	(9)
Transfers and other movements	1	-	1	(4)

At 31 December	130	-	130	140

Loans to jointly controlled entities and associates
Non-current	130	-	130	130
Current	-	-	-	10

	130	-	130	140

(a)	During the year, US$392 million of quasi-equity was replaced with an advance that was offset against accounts payable to the jointly controlled entity.
(b)	For the Rio Tinto plc. part of the Group, investments in asssociates include US$2,339 million (2004: US$1,892 million) in respect of Rio Tinto Limited.
(c)	The Group’s investment in jointly controlled entities and associates includes, where appropriate, goodwill on acquisition less accumulated impairment.
(d)	Further details of investments in jointly controlled entities and associates are set out in notes 39 and 40.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

15	JOINTLY CONTROLLED ENTITIES AND ASSOCIATES CONTINUED

	Investments
	in jointly	Investments
	controlled	in	2005	2004
	entities	associates	Total	Total

Rio Tinto Limited - part of Rio Tinto Group			US$m	US$m

At 1 January	1,023	46	1,069	1,061
Adjustment for adoption of IAS39	-	-	-	-

Opening balance as restated	1,023	46	1,069	1,061
Adjustment on currency translation	(65)	(4)	(69)	45
Group’s share of earnings net of distributions	47	-	47	(23)
Additions (excluding acquisitions)	-	-	-	-
Amounts offset against trade and other payables (a)	(392)	-	(392)	-
Disposals	-	-	-	-
Transfers and other movements	32	1	33	(14)

At 31 December	645	43	688	1,069

	Loans to
	jointly	Loans to
	controlled	associates	2005	2004
	entities	(h)	Total	Total

Rio Tinto Limited - part of Rio Tinto Group			US$m	US$m

At 1 January	36	-	36	31
Adjustment on currency translation	(2)	-	(2)	1
Advances	4	-	4	-
Repayment of advances	(10)	-	(10)	-
Transfers and other movements	1	-	1	4

At 31 December	29	-	29	36

Loans to jointly controlled entities and associates
Non-current	29	-	29	-
Current	-	-	-	36

	29	-	29	36

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Jointly controlled entities
Rio Tinto's share of assets
Fixed assets	1,223	1,067	1,643	1,798	2,866	2,865
Current assets	430	346	397	734	827	1,119

	1,653	1,413	2,040	2,532	3,693	3,984

Rio Tinto's share of third party liabilities
Current liabilities	(228)	(285)	(323)	(382)	(551)	(515)
Non-current liabilities and provisions (e)	(574)	(571)	(1,072)	(1,127)	(1,455)	(1,698)

	(802)	(856)	(1,395)	(1,509)	(2,006)	(2,213)

Rio Tinto's share of net assets	851	557	645	1,023	1,687	1,771

Associates
Rio Tinto's share of assets
Fixed assets	5,409	5,815	160	179	382	506
Current assets	1,584	952	6	1	102	51

	6,993	6,767	166	180	484	557

Rio Tinto's share of third party liabilities
Current liabilities	(2,235)	(1,482)	(120)	(38)	(155)	(56)
Non-current liabilities and provisions (f)	(2,055)	(2,273)	(3)	(96)	(187)	(256)

	(4,290)	(3,755)	(123)	(134)	(342)	(312)
Outside interests	(265)	(230)	-	-	-	-

Rio Tinto's share of net assets	2,438	2,782	43	46	142	245

(e)	Of the Group’s US$1,455 million share of jointly controlled entities’ liabilities due after more than one year, US$453 million relates to long term debt, which matures as follows: US$63 million between 1-2 years; US$164 million between 2-3 years; US$45 million between 3-4 years; US$55 million between 4-5 years and US$126 million after 5 years.
(f)	Of the Group’s US$187 million share of associates’ liabilities due after more than one year, US$119 million relates to long term debt, which matures as follows: US$40 million between 1-2 years; US$40 million between 2-3 years and US$39million between 3-4 years.
(g)	At 31 December 2005, associates and jointly controlled entities of Rio Tinto plc for which there are published price quotations had a fair value of US$8,646 million (2004: US$5,708 million) compared to a carrying value of US$2,148 million (2004: US$2,008 million). At 31 December 2005, there were no associates or jointly controlled entities of Rio Tinto Limited for which there were published price quotations (2004: none).
(h)	Loans to associates by the Rio Tinto plc part of the Group exclude US$3,388 million (2004: US$1,958 million) relating to Rio Tinto Limited, which are eliminated in arriving at the Rio Tinto Group figures. These loan balances are shown separately on the face of the Balance Sheets for the Rio Tinto plc and Rio Tinto Limited parts of the Group, and include at 31 December 2005 US$500 million of redeemable preference shares issued by a subsidiary of Rio Tinto Limited to a subsidiary of Rio Tinto plc. These preference shares were included in outside interests in the Rio Tinto Limited Balance Sheet at 31 December 2004, and were reclassified as non-current liabilities on adoption of IAS 32 in 2005.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

16	NET DEBT OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

		Rio Tinto		Rio Tinto
	Rio Tinto	share of	Rio Tinto	share of
	percentage	net debt	percentage	net debt
	2005	2005	2004	2004

	%	US$m	%	US$m
Jointly controlled entities
Minera Escondida Limitada	30.0	260	30.0	324
Boyne Island	59.4	(10)	59.4	18
Queensland Alumina Limited	38.6	106	38.6	116

Associates
Tisand (Pty) Limited	49.0	119	49.0	137
Port Waratah Coal Services	27.6	91	27.6	106
Other jointly controlled entities and associates		(30)		(24)

		536		677

(a)	In accordance with IAS 28 and IAS 31, the Group includes its net investment in jointly controlled entities and associates in its consolidated balance sheet. This investment is shown net of the Group's share of the net debt of jointly controlled entities and associates, which is set out above.
(b)	Some of the debt of jointly controlled entities and associates is subject to financial and general covenants.

17	INVENTORIES

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m

Raw materials and purchased components	162	208	115	94	277	302
Consumable stores	223	174	205	170	428	344
Work in progress	356	284	197	214	553	498
Finished goods and goods for resale	535	490	396	386	931	876

	1,276	1,156	913	864	2,189	2,020

Comprising:
Expected to be used within one year	1,196	1,126	852	826	2,048	1,952
Expected to be used after more than one year	80	30	61	38	141	68

	1,276	1,156	913	864	2,189	2,020

(a)	No inventories were pledged as security for liabilities at 31 December 2005 (2004: nil).
(b)	The increase in inventories during 2005 reported in the cash flow statement was US$249 million (2004: US$217 million) which excludes the effects of subsidiaries sold and changes in exchange rates on translation into US dollars.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

18	TRADE AND OTHER RECEIVABLES

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Non Current
Trade debtors	4	2	-	-	4	2
Amounts due from jointly controlled entities	-	-	-	52	-	52
Amounts due from associates	1	-	-	-	1	-
Other debtors	7	16	14	27	21	43
Pension surpluses (note 49)	166	38	1	3	167	41
Prepayment of tolling charges to jointly			-	-
controlled entities (c)	-	-	434	611	434	611
Other prepayments and accrued income	1	3	78	27	79	30
Provision for doubtful debts	(3)	(9)	-	-	(3)	(9)

	176	50	527	720	703	770

Current
Trade debtors	697	623	1,033	705	1,730	1,328
Amounts due from jointly controlled entities	9	18	75	51	84	69
Amounts due from associates (a)	226	224	11	-	11	2
Other debtors (b)	261	171	418	294	546	345
Pension surpluses (note 49)	30	35	3	3	33	38
Other prepayments and accrued income	67	25	41	50	108	75
Provision for doubtful debts	(18)	(17)	(6)	(8)	(24)	(25)

	1,272	1,079	1,575	1,095	2,488	1,832

(a)	All current debtor amounts owed to Rio Tinto plc by associates (2004: US$222 million) are due from Rio Tinto Limited.
(b)	Other current debtors for Rio Tinto Limited include US$133 million (2004: US$120 million) due from Rio Tinto plc.
(c)	Comalco has made certain prepayments to jointly controlled entities for toll processing of bauxite and alumina. These prepayments will be charged to Group operating costs as processing takes place.
(d)	There is no material element of trade and other receivables that is interest bearing.

19	DEFERRED TAXATION

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	610	624	1,473	1,443	2,083	2,067
Adjustment for adoption of IAS 39	6	-	18	-	24	-

At 1 January as restated	616	624	1,491	1,443	2,107	2,067
Adjustment on currency translation	12	27	(81)	53	(69)	80
Charged/(credited) to the income statement	27	(37)	74	(23)	101	(60)
Other movements including items
charged/(credited) to SORIE (a)	47	(4)	(44)	-	3	(4)

At 31 December	702	610	1,440	1,473	2,142	2,083

Comprising:
– deferred tax liabilities (c)	757	645	1,440	1,490	2,197	2,135
– deferred tax (assets) (c)	(55)	(35)	-	(17)	(55)	(52)

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the balance sheet as permitted by IAS12. The closing deferred tax liabilities and assets, prior to this offsetting of balances, are shown below.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

19	DEFERRED TAXATION CONTINUED

			Other	2005	2004
	UK	Australian	countries'	Total	Total
Rio Tinto Group	tax	tax	tax	US$m	US$m

Deferred tax liabilities
Accelerated capital allowances	4	1,363	729	2,096	2,010
Post retirement benefits	46	-	2	48	8
Unremitted earnings	-	-	219	219	160
Other temporary differences	2	322	64	388	386

	52	1,685	1,014	2,751	2,564

Deferred tax (assets)
Capital allowances	-	(13)	(38)	(51)	(87)
Provisions	(37)	(192)	(59)	(288)	(171)
Post retirement benefits	(12)	(3)	(103)	(118)	(87)
Tax losses	(33)	-	(17)	(50)	(50)
Other temporary differences	-	(80)	(22)	(102)	(86)

	(82)	(288)	(239)	(609)	(481)

Charged/(credited) to the income statement
Accelerated capital allowances	-	112	79	191	(45)
Provisions	(4)	(67)	(7)	(78)	24
Post retirement benefits	2	2	(1)	3	(27)
Tax losses	(20)	-	20	-	14
Tax on unremitted earnings	-	-	(1)	(1)	7
Other temporary differences	-	(17)	3	(14)	(33)

	(22)	30	93	101	(60)

			Other	2005	2004
	UK	Australian	countries'	Total	Total
Rio Tinto plc - part of Rio Tinto Group	tax	tax	tax	US$m	US$m

Deferred tax liabilities
Accelerated capital allowances	4	-	604	608	623
Post retirement benefits	46	-	2	48	8
Unremitted earnings	-	-	214	214	155
Other temporary differences	2	4	45	51	21

	52	4	865	921	807

Deferred tax (assets)
Capital allowances	-	-	-	-	(54)
Provisions	(37)	-	(7)	(44)	(5)
Post retirement benefits	(12)	(1)	(90)	(103)	(74)
Tax losses	(33)	-	(15)	(48)	(26)
Other temporary differences	-	(2)	(22)	(24)	(38)

	(82)	(3)	(134)	(219)	(197)

Charged/(credited) to the income statement
Accelerated capital allowances	-	-	34	34	(29)
Provisions	(4)	-	5	1	23
Post retirement benefits	2	-	-	2	(28)
Tax losses	(20)	-	13	(7)	5
Tax on unremitted earnings	-	-	(1)	(1)	6
Other temporary differences	-	1	(3)	(2)	(14)

	(22)	1	48	27	(37)

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

19	DEFERRED TAXATION CONTINUED

			Other
	UK	Australian	countries’	2005	2004
	tax	tax	tax	Total	Total
Rio Tinto Limited - part of Rio Tinto Group
				US$m	US$m
Deferred tax liabilities
Accelerated capital allowances	-	1,363	125	1,488	1,387
Post retirement benefits	-	-	-	-	-
Unremitted earnings	-	-	5	5	5
Other temporary differences	-	318	19	337	365

	-	1,681	149	1,830	1,757

Deferred tax (assets)
Capital allowances	-	(13)	(38)	(51)	(33)
Provisions	-	(192)	(52)	(244)	(166)
Post retirement benefits	-	(2)	(13)	(15)	(13)
Tax losses	-	-	(2)	(2)	(24)
Other temporary differences	-	(78)	-	(78)	(48)

	-	(285)	(105)	(390)	(284)

Charged/(credited) to the income statement
Accelerated capital allowances	-	112	45	157	(16)
Provisions	-	(67)	(12)	(79)	1
Post retirement benefits	-	2	(1)	1	1
Tax losses	-	-	7	7	9
Unremitted earnings	-	-	-	-	1
Other temporary differences	-	(18)	6	(12)	(19)

	-	29	45	74	(23)

(a)	Amounts credited or charged directly to the SORIE relate to the provisions for tax on exchange differences on intra-group loans qualifying for reporting as part of the net investment in subsidiaries, and on actuarial gains and losses on pension schemes and post retirement healthcare plans. ‘Other movements’ include deferred tax recognised by subsidiary holding companies that is presented in these accounts as part of the tax charge on the profits of the jointly controlled entities and associates to which it relates.
(b)	The deferred tax liability of US$2,197 million includes US$1,678 million due in more than one year. The deferred tax asset of US$55 million includes US$18 million receivable in more than one year.
(c)	For Rio Tinto plc and Rio Tinto Limited respectively, US$826 million and US$573 million (2004: US$896 million and US$399 million) of potential deferred tax assets have not been recognised as an asset in these accounts. There is no time limit for the recovery of these potential assets. This includes US$795 million (2004:US$647 million) of tax recoverable in respect of capital losses, recovery of which depends on realisation of capital gains in future years. The total also includes US$567 million (2004: US$604 million) of United States Alternative Minimum Tax credits and other potential US deferred tax assets for which recovery is dependent on the level of taxable profits in the Rio Tinto plc US tax group. The determination that these amounts should not be recognised as assets at 31 December 2005 was based on projections of future taxable profits for the operations that form part of Rio Tinto's US tax group. It is possible that recoveries may occur depending on future commodity prices, costs, financing arrangements and business developments over the next 20 years or more. However, such recoveries are not considered probable. The remaining US$37 million (2004: US$44 million) mainly relates to UK and Brazilian tax losses.
(d)	Deferred tax is not recognised on the unremitted earnings of overseas subsidiaries and jointly controlled entities where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax for Rio Tinto plc and Rio Tinto Limited respectively of US$920 million and US$179 million (2004: US$900 million and US$267 million) would be payable.
(e)	There is a limited time period for the recovery of US$5 million (2004:US$6 million) of tax losses which have been recognised as deferred tax assets in the accounts.

20	DERIVATIVES RELATED TO NET DEBT

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Reconciliation to balance sheet categories
Non-current assets	254	485	-	9	254	494
Current assets (a)	56	-	6	29	62	29
Current liabilities	(3)	-	(5)	-	(8)	-
Non-current liabilities	-	-	(20)	-	(20)	-

Total fair value of derivatives related to net debt	307	485	(19)	38	288	523

(a)	Current assets include the following amounts in respect of derivatives not qualifying for hedge accounting which relate to debt maturing after more than one year; Rio Tinto plc: US$6 million, Rio Tinto Limited: nil.
(b)	Current liabilities include the following amounts in respect of derivatives not qualifying for hedge accounting which relate to debt maturing after more than one year; Rio Tinto plc: US$1 million, Rio Tinto Limited: US$4 million.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

20	DERIVATIVES RELATED TO NET DEBT CONTINUED

	2005	2005	2004	2004
	Effective		Effective
	Hedges	Other	Hedges	Other

Rio Tinto Group	US$m	US$m	US$m	US$m
Analysis by type
Currency exchange rate derivatives	229	56	377	146
Interest rate derivatives	7	(4)	-	-

Total fair value of derivatives related to net debt (note 35)	236	52	377	146

	2005	2005	2004	2004
	Effective		Effective
Rio Tinto plc - part of Rio Tinto Group	Hedges	Other	Hedges	Other

	US$m	US$m	US$m	US$m
Analysis by type
Cross-currency derivatives	229	56	377	108
Interest rate derivatives	22	-	-	-

Balance as shown above	251	56	377	108

	2005	2005	2004	2004
	Effective		Effective
Rio Tinto Limited - part of Rio Tinto Group	Hedges	Other	Hedges	Other

	US$m	US$m	US$m	US$m
Analysis by type
Cross-currency derivatives	-	-	-	38
Interest rate derivatives	(15)	(4)	-	-

Balance as shown above	(15)	(4)	-	38

21	OTHER FINANCIAL ASSETS

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Non Current
Currency and commodity contracts: cash
flow hedges	-	-	46	-	46	-
US Treasury bonds	19	31	-	-	19	31
Equity shares and quoted funds	35	55	7	2	42	57
Other investments, including loans	59	43	33	25	92	68

	113	129	86	27	199	156

Current
Currency and commodity contracts: cash
flow hedges
Derivatives and embedded derivatives	-	-	28	-	28	-
not related to net debt: non-hedge (a)	2	-	136	142	138	142
US Treasury bonds	90	76	-	-	90	76
Equity shares and quoted funds	29	-	1	-	30	-
Other investments, including loans	2	-	181	-	183	-

	123	76	346	142	469	218

(a)	Non-hedge derivatives and embedded derivatives include the following amounts which fall due in more than one year; Rio Tinto plc, nil (2004: nil), Rio Tinto Limited US$95 million (2004: US$119 million).
(b)	Detailed information relating to the interest and maturity profile of other financial assets is given in note 35.

22	CASH AND CASH EQUIVALENTS

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Cash at bank and in hand	214	134	134	155	348	289
Short term bank deposits	1,004	36	1,027	67	2,031	103

	1,218	170	1,161	222	2,379	392
Bank overdrafts repayable on demand
(unsecured)	(10)	(66)	(2)	-	(12)	(66)

Balance per cash flow statement	1,208	104	1,159	222	2,367	326

(a)	Cash and cash equivalents include US$50 million (2004: US$97 million) that has restrictions on its remittance.
(b)	Information on cash and cash equivalents under US GAAP is given in note 52 Reconciliation to US Accounting Principles.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

23	BORROWINGS

		Rio Tinto plc -		Rio Tinto Limited -
		part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

		2005	2004	2005	2004	2005	2004

Note		US$m	US$m	US$m	US$m	US$m	US$m
	Non current borrowings at 31 December
	Bank loans
	Secured	99	3	-	231	99	234
	Unsecured	63	106	-	-	63	106

		162	109	-	231	162	340

	Other loans
	Secured
	Colowyo Coal Company L.P. Bonds (a)	147	152	-	-	147	152
	Loans	3	2	230	23	233	25
24	Finance leases	57	69	36	43	93	112
	Unsecured
	Rio Tinto Finance (USA) Limited Bonds
	5.75% 2006	-	-	-	500	-	500
	Rio Tinto Finance (USA) Limited Bonds
	2.625% 2008	-	-	581	600	581	600
	Rio Tinto Finance (USA) Limited Bonds
	7.125% 2013	-	-	100	100	100	100
	European Medium Term Notes (b)	1,137	1,722	42	66	1,179	1,788
	Other unsecured loans	33	35	255	231	288	266

		1,377	1,980	1,244	1,563	2,621	3,543

	Total borrowings	1,539	2,089	1,244	1,794	2,783	3,883

		Rio Tinto plc -		Rio Tinto Limited -
		part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

		2005	2004	2005	2004	2005	2004

Note		US$m	US$m	US$m	US$m	US$m	US$m
	Current borrowings at 31 December
	Bank loans
	Secured	68	27	-	18	68	45
	Unsecured	-	-	80	-	80	-

		68	27	80	18	148	45

	Other loans
	Secured
	Colowyo Coal Company L.P. Bonds (a)	5	4	-	-	5	4
	Loans	2	1	-	7	2	8
24	Finance leases	12	15	7	6	19	21
	Unsecured
	Rio Tinto Finance (USA) Limited Bonds
	5.75% 2006	-	-	502	-	502	-
	European Medium Term Notes (b)	409	-	15	234	424	234
	North Finance (Bermuda) Limited 7%
	2005	-	-	-	200	-	200
	Other unsecured loans	69	131	21	146	90	277

		497	151	545	593	1,042	744

	Total borrowings	565	178	625	611	1,190	789

(a)	Colowyo bonds mature in 2011 (US$52 million) and 2016 (US$100 million), and are subject to interest rates of 9.56 per cent and 10.19 per cent respectively.
(b)	The Group has a US$3 billion European Medium Term Note programme for the issuance of debt, of which approximately US$1.6 billion was drawn down at 31 December 2005.
(c)	The majority of the fixed rate borrowings shown above are swapped to floating rates. Details of interest rate and currency swaps and of available standby credit are shown in note 35.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

24	CAPITALISED FINANCE LEASES

		Rio Tinto plc -		Rio Tinto Limited -
		part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

		2005	2004	2005	2004	2005	2004

Note		US$m	US$m	US$m	US$m	US$m	US$m
	Present value of mininum lease payments
	Total minimum lease payments	71	91	47	49	118	140
	Effect of discounting	(2)	(7)	(4)	-	(6)	(7)

		69	84	43	49	112	133

	Maturity of capitalised finance leases
	Due within one year	12	15	7	6	19	21
	Between 1 year and 5 years	21	43	33	39	54	82
	More than 5 years	36	26	3	4	39	30

		69	84	43	49	112	133

25	CONSOLIDATED NET DEBT

	Cash and	Other		2005	2004
	cash	liquid		Net debt	Net debt
	equivalents	resources	Borrowings	US$m	US$m

Rio Tinto Group
Analysis of changes in consolidated net debt
At 1 January	326	14	(4,149)	(3,809)	(5,710)
Adjustment for adoption of IAS 39	-	-	(10)	(10)	-

Opening balance as restated	326	14	(4,159)	(3,819)	(5,710)
Adjustment on currency translation	(8)	(3)	107	96	(203)
Exchange gains recognised in the income statement	-	-	13	13	161
Losses on derivatives related to net debt	-	-	(85)	(85)	-
Exchange gains recognised in equity	-	-	-	-	5
Subsidiaries disposed of	-	-	-	-	12
Finance leases raised less repaid	-	-	22	22	20
Cash flows excluding exchange movements (a)	2,049	(6)	417	2,460	1,906

Closing balance	2,367	5	(3,685)	(1,313)	(3,809)

Reconciliation to balance sheet categories
Non-current	-	-	(2,783)	(2,783)	(3,883)
Current	2,379	5	(1,190)	1,194	(383)
Bank overdrafts repayable on demand (b)	(12)	-	-	(12)	(66)
Derivatives related to net debt (c)	-	-	288	288	523

Balances per above	2,367	5	(3,685)	(1,313)	(3,809)

	Cash and	Other		2005	2004
	cash	liquid		Net debt	Net debt
	equivalents	resources	Borrowings	US$m	US$m

Rio Tinto plc - part of Rio Tinto Group
Analysis of changes in consolidated net debt
At 1 January	104	14	(1,782)	(1,664)	(2,008)
Adjustment for adoption of IAS39	-	-	(3)	(3)	-

Opening balance as restated	104	14	(1,785)	(1,667)	(2,008)
Adjustment on currency translation	13	(3)	16	26	(90)
Exchange gains recognised in the income statement	2	-	69	71	51
Losses on derivatives related to net debt	-	-	(56)	(56)	-
Exchange gains recognised in equity	-	-	-	-	10
Subsidiaries disposed of	-	-	-	-	12
Finance leases raised less repaid	-	-	16	16	13
Cash flows excluding exchange movements	1,089	(6)	(57)	1,026	348

Closing balance	1,208	5	(1,797)	(584)	(1,664)

Reconciliation to balance sheet categories
Non-current	-	-	(1,539)	(1,539)	(2,089)
Current	1,218	5	(565)	658	6
Bank overdrafts repayable on demand	(10)	-	-	(10)	(66)
Derivatives related to net debt (b)	-	-	307	307	485

Balances per above	1,208	5	(1,797)	(584)	(1,664)

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

25	CONSOLIDATED NET DEBT CONTINUED

	Cash and	Other		2005	2004
	cash	liquid		Net debt	Net debt
	equivalents	resources	Borrowings	US$m	US$m

Rio Tinto Limited - part of Rio Tinto Group
Analysis of changes in consolidated net debt
At 1 January	222	-	(2,367)	(2,145)	(3,702)
Adjustment for adoption of IAS39	-	-	(7)	(7)	-

Opening balance as restated	222	-	(2,374)	(2,152)	(3,702)
Adjustment on currency translation	(21)	-	91	70	(113)
Exchange (losses)/gains recognised in the income statement	(2)	-	(56)	(58)	110
Losses on derivatives related to net debt	-	-	(29)	(29)	-
Exchange losses recognised in equity	-	-	-	-	(5)
Subsidiaries disposed of	-	-	-	-	-
Finance leases raised less repaid	-	-	6	6	7
Cash flows excluding exchange movements	960	-	474	1,434	1,558

Closing balance	1,159	-	(1,888)	(729)	(2,145)

Reconciliation to balance sheet categories
Non-current	-	-	(1,244)	(1,244)	(1,794)
Current	1,161	-	(625)	536	(389)
Bank overdrafts repayable on demand	(2)	-	-	(2)	-
Derivatives related to net debt (b)	-	-	(19)	(19)	38

Balances per above	1,159	-	(1,888)	(729)	(2,145)

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004
	US$m	US$m	US$m	US$m	US$m	US$m

Exchange gains/(losses) on external net debt and intragroup balances
Exchange gains/(losses) on external net debt	71	51	(58)	110	13	161
Exchange gains/(losses) on intragroup loans	(18)	(29)	(123)	72	(141)	43

(Charged)/credited to income statement	53	22	(181)	182	(128)	204

(a)	The cash flow movement on borrowings of US$417 million represents external loans of US$388 million (2004: US$206 million) raised, US$807 million (2004: US$2,041 million) repaid during the period and US$2 million (2004: nil) of cash flows from non-hedge derivatives related to net debt.

(b)	Further information on derivatives related to net debt is given in note 20.

(c)	Further information relating to the currency and interest rate exposures arising from net debt and related derivatives is given in note 35 on Financial Instruments.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

26	TRADE AND OTHER PAYABLES

		Rio Tinto plc -		Rio Tinto Limited -
		part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

		2005	2004	2005	2004	2005	2004
Note		US$m	US$m	US$m	US$m	US$m	US$m

	Non current
	Trade creditors	-	-	-	-	-	-
	Amounts owed to jointly controlled entities (b)	-	-	-	562	-	562
	Other creditors (a)	81	154	42	54	123	208
	Accruals and deferred income	1	-	105	130	106	130
	Government grants deferred	18	10	22	-	40	10

		100	164	169	746	269	910

	Current
	Trade creditors	500	418	555	461	1,055	879
	Amounts owed to jointly controlled entities (b)	14	5	133	19	147	24
	Amounts owed to associates (c)	160	134	25	1	52	15
	Other creditors (a), (c)	201	226	306	309	281	313
	Employee entitlements	92	80	75	72	167	152
	Royalties and mining taxes	96	95	122	71	218	166
	Accruals and deferred income	105	63	163	139	268	202
	Government grants deferred	2	1	-	1	2	2

		1,170	1,022	1,379	1,073	2,190	1,753

(a)	'Other creditors' include deferred consideration of US$179 million (2004: US$250 million) relating to certain assets acquired during 2002 and 2004. All of the deferred consideration relates to Rio Tinto plc and is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost. All other accounts payable and accruals are non-interest bearing.

(b)	During the year, quasi-equity of US$392 million in a jointly controlled entity was replaced with an advance that was offset against accounts payable to that jointly controlled entity.

(c)	Other current creditors for Rio Tinto Limited include US$226 million (2004: US$222 million) due to Rio Tinto plc. For Rio Tinto plc US$133 million (2004: US$120 million) of amounts owed to associates relate to balances with Rio Tinto Limited.

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

27	OTHER FINANCIAL LIABILITIES

		Rio Tinto plc -		Rio Tinto Limited -		Rio Tinto Group
		part of Rio Tinto Group		part of Rio Tinto Group

		2005	2004	2005	2004	2005	2004

Note		US$m	US$m	US$m	US$m	US$m	US$m
	Non current
	Forward commodity contracts: cash flow hedges	85	-	8	-	93	-

		85	-	8	-	93	-

	Current
	Forward commodity contracts: cash flow hedges	45	-	12	-	57	-
	Derivatives and embedded derivatives
	not related to net debt: non-hedge (a)	10	-	11	-	21	-

		55	-	23	-	78	-

(a)	Non-hedge derivatives and embedded derivatives include the following amounts which fall due in more than one year; Rio Tinto plc, nil (2004: nil), Rio Tinto Limited, US$7 million (2004: nil).
(b)	Detailed information relating to other financial liabilities is given in note 35.

28	PROVISIONS

	Pensions
	and post	Other	Close down &
	retirement	employee	restoration/		2005	2004
	healthcare	entitlements	environmental	Other	Total	Total

Rio Tinto Group					US$m	US$m
At 1 January	1,069	244	2,434	205	3,952	3,494
Adjustment for adoption of IAS 39	-	-	-	(9)	(9)	-

At 1 January as restated	1,069	244	2,434	196	3,943	3,494
Adjustment on currency translation	11	(16)	(74)	(7)	(86)	97
Amounts capitalised	-	-	337	9	346	268
Charged to profit:
– new provisions	5	63	-	4	72	57
– increases to existing provisions	175	62	51	10	298	192
– unused amounts reversed	-	-	(91)	(2)	(93)	(57)
Amortisation of discount	-	-	110	1	111	87
Utilised in year:
– set up on acquisition of businesses	-	-	-	-	-	(4)
– other provisions	(209)	(23)	(74)	(30)	(336)	(216)
Actuarial (gains)/losses recognised in equity	(55)	-	-	-	(55)	102
Subsidiaries sold	-	-	-	-	-	(73)
Transfers and other movements	-	(2)	-	(12)	(14)	5

	996	328	2,693	169	4,186	3,952

Balance sheet analysis:
Current					321	193
Non current					3,865	3,759

Total					4,186	3,952

	Pensions
	and post	Other	Close down &
	retirement	employee	restoration/		2005	2004
	healthcare	entitlements	environmental	Other	Total	Total

Rio Tinto plc - part of Rio Tinto					US$m	US$m
Group
At 1 January	791	32	1,412	70	2,305	2,079
Adjustment for adoption of IAS 39	-	-	-	-	-

At 1 January as restated	791	32	1,412	70	2,305	2,079
Adjustment on currency translation	5	(2)	(13)	(1)	(11)	25
Amounts capitalised	-	-	105	-	105	110
Charged to profit:
– new provisions	5	52	-	3	60	48
– increases to existing provisions	73	15	39	9	136	118
– unused amounts reversed	-	-	(85)	-	(85)	(27)
Amortisation of discount	-	-	61	-	61	50
Utilised in year:
– other provisions	(86)	(1)	(31)	1	(117)	(108)
Actuarial (gains)/losses recognised in equity	(47)	-	-	-	(47)	62
Subsidiaries sold	-	-	-	-	-	(52)
Transfers and other movements	-	(2)	1	(14)	(15)	-

	741	94	1,489	68	2,392	2,305

Balance sheet analysis:
Current					110	75
Non current					2,282	2,230

Total					2,392	2,305

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

28	PROVISIONS CONTINUED

	Pensions
	and post	Other	Close down &
	retirement	employee	restoration/		2005	2004
	healthcare	entitlements	environmental	Other	Total	Total

Rio Tinto Limited - part of Rio Tinto					US$m	US$m
Group
At 1 January	278	212	1,022	135	1,647	1,415
Adjustment for adoption of IAS 39	-	-	-	(9)	(9)	-

At 1 January as restated	278	212	1,022	126	1,638	1,415
Adjustment on currency translation	6	(14)	(61)	(6)	(75)	72
Amounts capitalised	-	-	232	9	241	158
Charged to profit:
– new provisions	-	11	-	1	12	9
– increases to existing provisions	102	47	12	1	162	74
– unused amounts reversed	-	-	(6)	(2)	(8)	(30)
Amortisation of discount	-	-	49	1	50	37
Utilised in year:
– set up on acquisition of businesses	-	-	-	-	-	(4)
– other provisions	(123)	(22)	(43)	(31)	(219)	(108)
Actuarial (gains)/losses recognised in equity	(8)	-	-	-	(8)	40
Subsidiaries sold	-	-	-	-	-	(21)
Transfers and other movements	-	-	(1)	2	1	5

	255	234	1,204	101	1,794	1,647

Balance sheet analysis:
Current					211	118
Non current					1,583	1,529

Total					1,794	1,647

(a)	The main assumptions used to determine the provision for pensions and post retirement healthcare and other information the expected level of future funding payments in respect of those arrangements is also given in note 49.
(b)	The provision for other employee entitlements includes a provision for long service leave of US$122 million, based on the relevant entitlements in certain Group operations.
(c)	The Group's policy on close down and restoration costs is described in note 1(k). Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of a mine's life. Remaining lives of mines and infrastructure range from 1 to over 50 years with an average, weighted by closure provision, of around 16 years. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$2,693 million for close down and restoration costs and other environmental clean up obligations include estimates of the effect of future inflation and have been adjusted to reflect risk. These estimates have been discounted to their present value at approximately 5.5 per cent per annum, being an estimate of the risk free pre-tax cost of borrowing. Excluding the effects of future inflation, but before discounting, this provision is equivalent to some US$4.0 billion.
(d)	Some US$102 million of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental expenditure includes the issue described in (e) below.
(e)	In 1995, Kennecott Utah Copper ('KUC') agreed with the US Environmental Protection Agency ('EPA') and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination, completed in March 1998, identified a range of alternative measures to address this issue. Additional studies were conducted to refine the workable alternatives. A remedial design document was completed in 2002. A joint proposal and related agreements with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District were approved in 2004. KUC also anticipates entering into a formal agreement with the EPA in 2006, for the remedial action on the ground water, including the acidic portion of the contamination.
The provision has been reduced by US$84 million during 2005 following a reassessment of the expected cost of remediation and the expected timing of the expenditure to reflect recent experience. The ultimate cost of remediation remains uncertain, being dependent on the responsiveness of the contamination to pumping and acid neutralisation.
(f)	Other provisions deal with a variety of issues and include US$33 million relating to payments received from employees for accommodation at some sites which are refundable in certain circumstances.

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

29	SHARE CAPITAL - RIO TINTO PLC

	2005	2004	2005	2004

	Number (m)	Number (m)	US$m	US$m
Share capital account
At 1 January	1,068.02	1,066.67	172	172
Ordinary shares issued (a)	3.00	1.35	-	-

At 31 December	1,071.02	1,068.02	172	172

– shares repurchased and held in treasury (b)	2.60
– shares held by public	1,068.42	1,068.02

Issued and fully paid share capital
Special voting share of 10p (d)	1 only	1 only	-	-
DLC dividend share of 10p (d)	1 only	1 only	-	-
Ordinary shares of 10p each (equity) held by public	1,068.42	1,068.02	172	172
Ordinary shares of 10p each (equity) held in treasury (b)	2.60

Total issued share capital			172	172

Unissued share capital
Ordinary shares of 10p each	349.01	352.01	51	51
Equalisation share of 10p (d)	1 only	1 only	-	-

Total authorised share capital	1,417.43	1,420.03	223	223

(a)	3,000,155 Ordinary shares were issued during the year resulting from the exercise of options under Rio Tinto plc employee share option schemes at prices between 809p and 1,459p (2004: 1,346,874 shares at prices between 521p and 1,107p).
(b)	At the 2005 annual general meeting, the shareholders resolved to renew the general authority for the Company to buy back up to 10 per cent of its Ordinary shares of 10p each for a further period of 18 months. Rio Tinto is seeking renewal of this approval at its annual general meeting in 2006. During the year to 31 December 2005, 2,600,000 shares were bought back and held in treasury (2004: nil) at an average buy back price of £22.47 per share. The total consideration paid was US$103 million. Between 1 January 2006 and 5 April 2006, a further 9,975,000 shares have been bought back and held in treasury. The total consideration paid for these shares was US$478 million.
(c)	The aggregate consideration received for shares issued during 2005 was US$66 million (2004: US$21 million).
(d)	The 'Special Voting Share' was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The 'DLC Dividend Share' was issued to facilitate the efficient management of funds within the DLC structure.
(e)	Information relating to share options and other share based incentive schemes is given in note 48 on share based payments.

30	SHARE CAPITAL - RIO TINTO LIMITED

	2005	2004	2005	2004

	Number (m)	Number (m)	US$m	US$m
Share capital account
At 1 January	499.34	499.06	1,336	1,280
Adjustment on currency translation			(75)	51
Own shares purchased (a)	(43.66)	-	(133)	-
Share issues (b)	1.14	0.28	34	5

At 31 December	456.82	499.34	1,162	1,336

- held by public shareholders	285.75	311.90	1,019	1,133
- held by Rio Tinto plc	171.07	187.44	143	203

(a)	In April 2005, shareholders authorised Rio Tinto Limited to buy back ordinary shares during the following 12 months whether on market or via off-market buy-back tenders, but only to the extent that such purchases would not exceed 10 per cent of the minimum number of publicly-held Rio Tinto Limited shares in issue during that 12 month period. Rio Tinto Limited is also authorised to buy back Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc). Rio Tinto Limited is seeking renewal of these approvals at its annual general meeting in 2006.
During the year to 31 December 2005, 27,294,139 shares were bought back via an off-market buy-back tender (2004: nil) at a buy-back price of A$36.70 per share. The total consideration paid was US$774 million. Rio Tinto Limited also bought back 16,367,000 of its shares held by the above subsidiary of Rio Tinto plc at the same buy-back price per share.
(b)	The aggregate consideration received for shares issued during 2005 was US$34 million (2004: US$5 million).
(c)	Total share capital in issue at 31 December 2005 was 456.82 million plus one special voting share and one DLC dividend share (31 December 2004: 499.34 million plus one special voting share and one DLC dividend share). The 'Special Voting Share' was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The 'DLC dividend share' was issued to facilitate the efficient management of funds within the DLC structure.
(d)	1,138,006 (2004: 280,332) shares were issued during the year, of which 1,130,211 (2004: 223,617) resulted from the exercise of share options under various Rio Tinto Limited employee share option schemes at prices between A$20.37 and A$39.87 (2004: A$20.14 and A$27.86) and 7,795 (2004: 56,715) from the vesting of shares under the Rio Tinto Mining Companies Comparative Plan.
(e)	Information relating to share options and other share based incentive schemes is given in note 48 on share based payments.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

31	SHARE PREMIUM, RESERVES AND CHANGES IN EQUITY

			Year to	Year to
	Attributable to		31 December	31 December
	shareholders	Outside	2005	2004
	of Rio Tinto	Interests	Total	Total

Rio Tinto Group	US$m	US$m	US$m	US$m
Summary statement of changes in equity
Opening balance	11,877	714	12,591	10,023
Adjustment for adoption of IAS 39 (net of tax) to:
– retained earnings	(9)	(2)	(11)	-
– other reserves	99	21	120	-

Opening balance as restated	11,967	733	12,700	10,023
Total recognised income for the year	4,877	219	5,096	3,499
Employee share options charged to the income statement	24	-	24	29
Dividends (note 11) (a)	(1,143)	(169)	(1,312)	(966)
Subsidiaries disposed of (a)	-	4	4	(27)
Own shares purchased from Rio Tinto shareholders	(877)	-	(877)	-
Ordinary shares issued (a)	100	4	104	33

Closing balance	14,948	791	15,739	12,591

(a)	The opening and closing balances for the year to 31 December 2004 include amounts attributable to outside interests of US$823 million and US$714 million respectively. The statement of changes in equity for 2004 includes the following items attributable to outside interests: total recognised expense for the year of US$33 million, reductions relating to subsidiaries disposed of US$27 million, dividends paid of US$56 million, and shares issued of US$7 million, giving an aggregate movement in the year of US$(109) million.

			Year to	Year to
	Attributable to		31 December	31 December
	shareholders	Outside	2005	2004
	of Rio Tinto	Interests	Total	Total

Rio Tinto plc	US$m	US$m	US$m	US$m
part of Rio Tinto Group
Summary statement of changes in equity (b)
Opening balance	8,730	100	8,830	7,062
Adjustment for adoption of IAS 39 (net of tax) to:
– retained earnings	(1)	-	(1)	-
– other reserves	65	8	73	-

Opening balance as restated	8,794	108	8,902	7,062
Total recognised income for the year	3,480	14	3,494	2,478
Employee share options charged to the income statement	17	-	17	22
Dividends (note 11) (a)	(893)	(42)	(935)	(730)
Subsidiaries disposed of (a)	-	4	4	(24)
Own shares purchased from Rio Tinto shareholders	(103)	-	(103)	-
Ordinary shares issued (a)	66	-	66	22

Closing balance	11,361	84	11,445	8,830

(a)	The opening and closing balances for the year to 31 December 2004 include amounts attributable to outside interests of US$229 million and US$100 million respectively. The statement of changes in equity for 2004 includes the following items attributable to outside interests: total recognised expense for the year of US$80 million, reductions relating to subsidiaries disposed of US$24 million, dividends paid of US$26 million, and shares issued of US$1 million, giving an aggregate movement in the year of US$(129) million.
(b)	Movements in equity include, where appropriate, the share of associates' and jointly controlled entities' movements in equity. For the Rio Tinto plc part of the Group, these include the share of Rio Tinto Limited's movements in equity.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

31	SHARE PREMIUM, RESERVES AND CHANGES IN EQUITY CONTINUED

			Year to	Year to
	Attributable to		31 December	31 December
	shareholders	Outside	2005	2004
	of Rio Tinto	Interests	Total	Total

Rio Tinto Limited	US$m	US$m	US$m	US$m
part of Rio Tinto Group
Summary statement of changes in equity
Opening balance	5,039	1,114	6,153	4,895
Adjustment for adoption of IAS 32 (b)	-	(500)	(500)	-
Adjustment for adoption of IAS 39 (net of tax) to:
– retained earnings	(13)	(2)	(15)	-
– other reserves	55	13	68	-

Opening balance as restated	5,081	625	5,706	4,895
Total recognised income for the year	2,242	205	2,447	1,624
Employee share options charged to the income statement	11	-	11	12
Dividends (note 11) (a)	(401)	(127)	(528)	(386)
Subsidiaries disposed of (a)	-	-	-	(3)
Own shares purchased from Rio Tinto public shareholders	(774)	-	(774)	-
Own shares purchased from Rio Tinto plc.	(458)	-	(458)	-
Ordinary shares issued (a)	34	4	38	11

Closing balance	5,735	707	6,442	6,153

(a)	The opening and closing balances for the year to 31 December 2004 include amounts attributable to outside interests of US$1,094 million and US$1,114 million respectively. The statement of changes in equity for 2004 includes the following items attributable to outside interests: total recognised income for the year of US$47 million, reductions relating to subsidiaries disposed of US$3 million, dividends paid of US$56 million, and shares issued of US$6 million, giving an aggregate reduction in the year of US$6 million.
(b)	The adjustment to outside interests for adoption of IAS32 relates to the reclassification of redeemable preference shares issued by a subsidiary of Rio Tinto Limited to a subsidiary of Rio Tinto Limited. Further details are given in note 15(h).

		Rio Tinto plc -		Rio Tinto Limited -
		part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

		2005	2004	2005	2004	2005	2004

Note		US$m	US$m	US$m	US$m	US$m	US$m
	Share premium account
	At 1 January	1,822	1,801	-	-	1,822	1,801
	Premium on issues of ordinary shares	66	21	-	-	66	21

	At 31 December	1,888	1,822	-	-	1,888	1,822

	Parent and subsidiary companies' retained earnings
	At 1 January	4,410	3,308	3,594	2,588	8,023	5,915
	Adjustment for adoption of IAS 39 (net of tax)	8	-	(13)	-	(5)	-
	Profit for the year	2,475	1,839	2,529	1,388	4,853	3,103
	Actuarial gains/(losses)	175	(137)	4	(43)	179	(180)
	Employee share options charged to income statement	13	17	-	-	13	17
	Dividends	(893)	(704)	(401)	(330)	(1,143)	(910)
	Own shares purchased from Rio Tinto public shareholders	(103)	-	(691)	-	(794)	-
	Shares in Rio Tinto Limited purchased from Rio Tinto plc	408	-	(408)	-	-	-
	Tax recognised directly in SORIE	12	50	23	-	35	50
	Transfers and other movements (c)	46	37	(32)	(9)	7	28

	At 31 December	6,551	4,410	4,605	3,594	11,168	8,023

	Jointly controlled entities' retained earnings
	At 1 January	450	279	(119)	(104)	331	175
	Adjustment for adoption of IAS 39 (net of tax)	(4)	-	-	-	(4)	-
	Retained profit/(loss) for the year	300	173	47	(25)	347	148
	Transfers and other movements (c)	(3)	(2)	32	10	29	8

	At 31 December	743	450	(40)	(119)	703	331

	Associates' retained earnings
	At 1 January	1,647	1,266	19	18	43	33
	Adjustment for adoption of IAS 39 (net of tax)	(5)	-	-	-	-	-
	Retained profit/(loss) for the year	829	432	-	2	15	46
	Actuarial gains/(losses)	2	(16)	-	-	-	-
	Shares in Rio Tinto Limited purchased from Rio Tinto plc	(408)	-	-	-	-	-
	Tax recognised directly in SORIE	9	-	-	-	-	-
	Transfers and other movements (c)	(43)	(35)	-	(1)	(36)	(36)

	At 31 December	2,031	1,647	19	19	22	43

	Consolidated retained earnings per balance sheet	9,325	6,507	4,584	3,494	11,893	8,397

(c)	'Transfers and other movements' in 2005 include amounts relating to disposal of an associate. 'Transfers and other movements' in 2004 included amounts relating to the disposal of a subsidiary, jointly controlled entity and associate.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

31	SHARE PREMIUM, RESERVES AND CHANGES IN EQUITY CONTINUED

		Rio Tinto plc -		Rio Tinto Limited -
		part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

		2005	2004	2005	2004	2005	2004

Note		US$m	US$m	US$m	US$m	US$m	US$m
	Subsidiaries' hedging reserves (d)
	At 1 January	-	-	-	-	-	-
	Adjustment for adoption of IAS 39 (net of tax)	-	-	53	-	53	-
	Cash flow hedge fair value losses	(112)	-	(10)	-	(122)	-
	Cash flow hedge gains transferred to the income statement	3	-	(21)	-	(18)	-
	Tax on the above	-	-	10	-	10	-

	At 31 December	(109)	-	32	-	(77)	-

	Subsidiaries' available for sale revaluation reserves (e)
	At 1 January	-	-	-	-	-	-
	Adjustment for adoption of IAS 39 (net of tax)	68	-	2	-	70	-
	Gains on available for sale securities	26	-	6	-	32	-
	Gains on available for sale securities transferred to the income statement	(86)	-	(2)	-	(88)	-
	Tax on the above	8	-	(2)	-	6	-

	At 31 December	16	-	4	-	20	-

	Parent and subsidiaries' other reserves (f)
	At 1 January	-	-	31	19	31	19
	Employee share options: value of services	-	-	11	12	11	12

	At 31 December	-	-	42	31	42	31

	Associates' hedging reserves (d)
	At 1 January	-	-	-	-	-	-
	Adjustment for adoption of IAS 39 (net of tax)	(4)	-	-	-	(24)	-
	Cash flow hedge fair value gains	2	-	-	-	6	-
	Cash flow hedge losses transferred to the income statement	10	-	-	-	18	-
	Tax on the above	3	-	-	-	-	-

	At 31 December	11	-	-	-	-	-

	Associates' available for sale
	revaluation reserves (e)
	At 1 January	-	-	-	-	-	-
	Adjustment for adoption of IAS 39 (net of tax)	1	-	-	-	-	-
	Gains on available for sale securities	2	-	-	-	-	-
	Gains on available for sale securities transferred to the income statement	(1)	-	-	-	-	-
	Tax on the above	(1)	-	-	-	-	-

	At 31 December	1	-	-	-	-	-

	Associates' other reserves (f)
	At 1 January	12	7	-	-	-	-
	Employee share options: value of services	4	5	-	-	-	-

	At 31 December	16	12	-	-	-	-

	Foreign currency translation reserve (including Group
	share of jointly controlled entities and associates) (h)
	At 1 January	217	-	178	-	322	-
	Currency translation adjustments	(255)	176	(268)	163	(411)	266
	Exchange gains/(losses)	75	41	-	15	75	56
	Tax on exchange adjustments	4	-	1	-	5	-

	At 31 December	41	217	(89)	178	(9)	322

	Total other reserves per balance sheet	(24)	229	(11)	209	(24)	353

(d)	The hedging reserve records gains or losses on cash flow hedges that are recognised initially in equity, as described in note 1(p).
(e)	The available for sale revaluation reserves record fair value gains or losses relating to available for sale securities, as described in note 1(p).
(f)	Parent and subsidiaries' other reserves record the cumulative amount recognised in respect of options issued but not exercised to acquire shares in Rio Tinto Limited. Unexercised options to acquire shares in Rio Tinto plc are recorded in retained earnings.
(g)	Subsidiaries' reserves include the Group's share of the reserves arising from jointly controlled assets.
(h)	Exchange differences arising on the translation of the Group's net investment in foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d). Amounts are recognised in the income statement when the investment is disposed of.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

32	PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP)

	2005	2004	2005	2004

	%	%	US$m	US$m
Turnover
Iron ore	28.9	23.2	5,497	3,009
Energy	19.4	21.8	3,693	2,826
Industrial minerals	12.5	15.8	2,374	2,052
Aluminium	14.4	18.2	2,744	2,356
Copper	18.0	13.6	3,433	1,756
Diamonds	5.7	5.7	1,076	744
Other	1.1	1.7	216	211

Consolidated turnover	100.0	100.0	19,033	12,954

Consolidated profit before finance items and taxation
Iron ore (c)	41.5	26.7	2,872	887
Energy (c),(d)	15.4	13.7	1,067	455
Industrial minerals (d)	5.2	10.9	362	362
Aluminium (c)	7.3	15.6	502	520
Copper (c),(d),(e)	28.2	31.2	1,954	1,037
Diamonds	6.6	9.3	459	311
Other (c)	(1.5)	(3.9)	(101)	(131)
Exploration and evaluation (c)	(2.7)	(3.5)	(193)	(114)

Operating profit (segment result)	100.0	100.0	6,922	3,327

Share of profit after tax of jointly controlled entities and associates
Copper			660	495
Other			116	28

Profit before finance items and taxation			7,698	3,850

Depreciation and amortisation (excluding share of jointly controlled entities and associates)
Iron ore	23.6	16.8	315	289
Energy (d)	20.9	24.6	279	423
Industrial minerals	11.9	9.4	159	162
Aluminium	9.1	4.9	121	85
Copper (d)	18.8	35.1	251	603
Diamonds	12.2	6.3	163	108
Exploration and evaluation	0.2	0.1	3	2
Other	3.3	2.8	43	47

Product group total	100.0	100.0	1,334	1,719

(a)	The product groups shown above reflect the Group’s management structure and are the Group’s primary segments in accordance with IAS 14. The analysis deals with the turnover, profit before finance costs and taxation, and depreciation, amortisation and impairment charges for subsidiary companies and proportionally consolidated jointly controlled assets. The amounts presented for each product group exclude jointly controlled entities and associates, and include the amounts attributable to outside equity shareholders. The classification is consistent with the financial information by business unit data included on pages A-90 and A-91. However, that information includes the results of jointly controlled entities and associates and presents different financial measures. This product group analysis has regard to the primary product of each business unit, but there are exceptions. For example, the Copper group includes certain gold operations. The classification differs, therefore, from the Commodity analysis which is included in note 34, in which the contributions of individual business units are attributed to several products as appropriate.

(b)	As detailed below, the analysis of profit before finance costs and taxation includes the profit on disposal of interests in businesses (including investments) and impairment (reversals)/charges, which are excluded from Underlying earnings.

(c)	Disposals of business (including investments): gains of US$193 million are included in ‘other’ (2004: US$106 million), US$30 million are included in the Copper product group (2004: US$976 million), US$85 million in the Iron Ore product group (2004: nil), US$11 million in the Aluminium product Group (2004: US$4 million) and US$3 million in Exploration and Evaluation (2004: US$ 30 million). For the year ended 31 December 2004, gains of US$64 million were included in the Energy product Group.

(d)	For the year ended 31 December 2005, impairment charges of US$13 million were reported in the operating profit of the Energy product group (2004: US$160 million, of which US$150 million took the form of depreciation and amortisation), and impairment reversals of US$16 million in that of the Industrial minerals product group (2004: nil). In 2004, impairment charges of US$398 million were included in the operating profit of the Copper product group.

(e)	For the year ended 31 December 2005, the operating profit of the Copper group includes the benefit of an exceptional reduction in environmental provisions of US$84 million (2004: nil).

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

32	PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP) CONTINUED

	2005	2004	2005	2004

	%	%	US$m	US$m
Segment assets (subsidiaries and jointly controlled assets)
Iron ore	29.5	27.6	7,228	6,277
Energy	18.5	18.4	4,542	4,178
Industrial minerals	13.1	13.4	3,216	3,048
Aluminium	13.6	15.8	3,341	3,590
Copper	14.7	14.9	3,597	3,397
Diamonds	7.0	7.4	1,703	1,690
Exploration and evaluation	0.1	0.1	28	22
Other	3.5	2.4	841	558

Product group total	100.0	100.0	24,496	22,760

Jointly controlled entities and associates (a)
Copper	53.5	35.1	1,063	769
Aluminium	42.7	56.1	849	1,230
Other	3.8	8.8	76	193

Total	100.0	100.0	1,988	2,192

Unallocated assets
Deferred tax assets			55	52
Current tax recoverable			152	154
Pension surpluses			200	79
Derivative assets			528	665
Cash and liquid resources			2,384	406

Total assets			29,803	26,308

- non-current assets			22,322	21,796
- current assets			7,481	4,512

(a)	The analysis of the Group’s investment in jointly controlled entities and associates includes current and non-current loans to jointly controlled entities, which are shown separately on the face of the balance sheet.

	2005	2004	2005	2004

	%	%	US$m	US$m
Segment liabilities (subsidiaries and jointly controlled assets)
Iron ore	20.0	16.4	(1,130)	(912)
Energy	25.9	23.2	(1,463)	(1,284)
Industrial minerals	9.6	8.3	(544)	(459)
Aluminium	10.9	19.5	(617)	(1,083)
Copper	21.4	20.0	(1,209)	(1,108)
Diamonds	4.4	4.5	(248)	(252)
Exploration and evaluation	0.8	0.3	(44)	(18)
Other products	7.0	7.8	(394)	(430)

Total	100.0	100.0	(5,649)	(5,546)

Unallocated liabilities
Borrowings and bank overdrafts			(3,985)	(4,738)
Current tax payable			(1,038)	(229)
Deferred tax liabilities			(2,197)	(2,135)
Derivative liabilities			(199)	-
Post retirement benefit liabilities			(996)	(1,069)

Total liabilities			(14,064)	(13,717)

- non-current liabilities			(9,278)	(10,774)
- current liabilities			(4,786)	(2,943)

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

32	PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP) CONTINUED

	2005	2004	2005	2004

	%	%	US$m	US$m
Capital additions (a)
Iron ore	40.5	34.9	1,291	1,039
Energy	19.0	10.8	604	321
Industrial minerals	7.8	8.2	249	245
Aluminium	4.6	21.5	147	640
Copper	10.6	8.7	337	259
Diamonds	6.0	7.9	192	236
Exploration and evaluation	9.2	6.5	292	193
Other	2.3	1.5	72	46

Total capital additions	100.0	100.0	3,184	2,979

	Note

Analysis of capital additions
Property, plant and equipment cash expenditure	14		2,523	2,246
Property, plant and equipment expenditure - movement in payables	14		(94)	227
Capitalised closure costs and other provisions	14		346	268
Capitalised interest	14		28	35
Intangible assets cash expenditure	13		29	10
Exploration and evaluation cash expenditure	13		264	190
Exploration and evaluation expenditure accrued	13		23	-
Capitalised depreciation - exploration and evaluation	13		1	3
Finance leases raised	14		64	-

Capital additions per above			3,184	2,979

(a)	Capital additions represent the total cost incurred during the period to acquire the non current assets shown above, measured on an accruals basis, in accordance with IAS 14. These figures exclude capital additions of jointly controlled entities and associates.

33	SECONDARY SEGMENTAL ANALYSIS (BY GEOGRAPHICAL SEGMENT)

By destination

	2005	2004	2005	2004

	%	%	US$m	US$m
Gross turnover by destination (including share of jointly controlled entities and associates)
North America (a)	21.7	24.7	4,499	3,588
Europe	20.5	20.6	4,260	2,991
Japan	19.1	17.9	3,954	2,597
China	15.0	10.1	3,112	1,471
Other Asia	12.8	13.1	2,663	1,906
Australia and New Zealand	6.7	8.5	1,400	1,235
Other	4.2	5.1	854	742

	100.0	100.0	20,742	14,530

Less: share of jointly controlled entities’ and associates’ turnover			(1,709)	(1,576)

Consolidated turnover			19,033	12,954

Consolidated turnover by destination (subsidiaries and jointly controlled assets)
North America (a)	22.3	25.6	4,235	3,314
Europe	20.8	20.1	3,968	2,607
Japan	19.0	17.9	3,620	2,319
China	15.4	10.7	2,932	1,389
Other Asia	12.4	12.9	2,366	1,676
Australia and New Zealand	7.0	9.0	1,336	1,170
Other	3.1	3.8	576	479

Total	100.0	100.0	19,033	12,954

(a)	The United States of America and Canada have been combined to form the ‘North America’ geographical segment, since the Group’s operations in these countries are exposed to similar economic and political conditions in both countries.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

33	SECONDARY SEGMENTAL ANALYSIS (BY GEOGRAPHICAL SEGMENT) CONTINUED

By location
	Segment assets		Capital additions

	2005	2004	2005	2004

	US$m	US$m	US$m	US$m
Assets and capital additions by location (excluding jointly
controlled entities and associates)
North America	8,254	7,673	897	655
Australia and New Zealand	13,850	12,991	1,969	2,037
South America	126	84	103	60
Africa	1,014	962	85	75
Indonesia	679	618	73	64
Europe and other countries	773	511	57	88

	24,696	22,839	3,184	2,979

Investments in jointly controlled entities and associates (b)
North America	61	44
Australia and New Zealand	893	1,264
South America	1,000	714
Other countries	34	170

	1,988	2,192

Deferred tax assets	55	52
Current tax recoverable	152	154
Derivative assets	528	665
Cash and liquid current resources	2,384	406

Total assets	29,803	26,308

– non current assets	22,322	21,796
– current assets	7,481	4,512

(b)	This analysis of investments in jointly controlled entities and associates represents the Group’s share of net assets plus current and non-current loans to jointly controlled entities, which are shown separately on the face of the balance sheet.

	2005	2004	2005	2004

	%	%	US$m	US$m
Gross turnover by country of origin (including share of jointly controlled entities and associates)

North America	30.8	31.5	6,397	4,571
Australia and New Zealand	51.2	48.3	10,613	7,023
South America	6.3	7.8	1,302	1,131
Africa	5.5	5.8	1,149	850
Indonesia	3.4	2.2	702	314
Europe and other countries	2.8	4.4	579	641

	100.0	100.0	20,742	14,530

Less: share of jointly controlled entities' and associates' turnover			(1,709)	(1,576)

Consolidated turnover			19,033	12,954

Underlying earnings (including share of jointly controlled entities and associates)

North America	31.7	35.4	1,584	829
Australia and New Zealand	53.2	48.3	2,659	1,130
South America	10.5	15.5	526	364
Africa	2.1	0.1	103	2
Indonesia	4.6	1.9	230	44
Europe and other countries	(2.1)	(1.2)	(103)	(28)

	100.0	100.0	4,999	2,341
Net interest (c)			(44)	(69)

Underlying earnings			4,955	2,272
Items excluded in arriving at underlying earnings			260	1,025

Net earnings			5,215	3,297

(c)	The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in‘Net interest’.

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

34	COMMODITY ANALYSIS

	2005	2004	2005	2004

	%	%	US$m	US$m
Gross turnover (including share of jointly controlled entities and associates)

Copper	14.3	15.4	2,968	2,233
Gold (all sources)	3.6	4.4	754	634
Iron ore	26.5	20.2	5,497	2,931
Coal	16.9	18.6	3,499	2,709
Aluminium	13.2	16.0	2,744	2,320
Industrial minerals (b)	12.2	15.0	2,535	2,175
Diamonds	5.2	5.1	1,076	744
Other products, including molybdenum	8.1	5.3	1,669	784

	100.0	100.0	20,742	14,530

Less: share of jointly controlled entities’ and associates’ turnover			(1,709)	(1,576)

Consolidated turnover			19,033	12,954

Underlying earnings
Copper, gold and by-products, including molybdenum	37.4	32.6	1,997	862
Iron ore	32.3	21.4	1,722	565
Coal	13.2	15.7	707	416
Aluminium	7.3	12.5	392	331
Industrial minerals (b)	3.7	9.7	200	256
Diamonds	5.3	7.1	281	188
Other products	0.8	1.0	38	25

	100.0	100.0	5,337	2,643
Exploration and evaluation			(174)	(128)
Net interest			(44)	(69)
Other items			(164)	(174)

Underlying earnings			4,955	2,272
Items excluded in arriving at underlying earnings			260	1,025

Net earnings			5,215	3,297

(a)	This analysis is strictly by commodity. In this regard it differs from the primary segmental analysis by product group in note 32, and the financial information by business unit on pages A-90 and A-91, both of which are based on the Group's management structure. The notes to the primary segmental analysis by product group provide further detailed explanation of differences in presentation between the commodity analysis above and the primary segmental analysis.
(b)	This category includes by-products arising from the production of titanium dioxide.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

35	FINANCIAL INSTRUMENTS

Financial risk management
The Group’s policies with regard to risk management are clearly defined and consistently applied. They are a fundamental tenet of the Group’s long term strategy.

The Group’s business is mining and not trading. The Group only sells commodities it has produced. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow, obviating the need to use derivatives or other forms of synthetic hedging for this purpose. Such hedging is therefore undertaken to a strictly limited degree, as described below.

The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles.

Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a floating rate obligation which is consistent with the Group’s interest rate policy. Currency swaps are used to convert debt or investments into currencies, primarily the US dollar, which are consistent with the Group’s policy on currency exposure management.

Foreign exchange risk
Rio Tinto’s shareholders' equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars are the most important currencies (apart from the US dollar) influencing costs.

Details of the derivative financial instruments entered into to manage the Group's exposure to currencies other than the US dollar are provided in note A below.

Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the most appropriate currency for borrowing and holding surplus cash, although a portion of surplus cash may also be held in other currencies, most notably Australian dollars, in order to meet short term operational and capital commitments and dividend payments.

The Group finances its operations primarily in US dollars, either directly or using currency swaps, and a substantial part of the Group's US dollar debt is located in subsidiaries having functional currencies other than the US dollar.

The Group does not generally believe that active currency hedging would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board. As set out in note A below, as at 31 December 2005 there were forward contracts, including synthetic forwards, to sell US$512 million in respect of future trading transactions. A significant part of the above hedge book was acquired with North Ltd. North held a substantial hedge book on acquisition which has been retained but is not being renewed as maturities occur.

Interest rate risk
Rio Tinto’s interest rate management policy is generally to borrow and invest cash at floating rates. Short term US dollar rates are normally lower than long term rates, resulting in lower interest costs to the Group. Furthermore, cyclical movements of interest rates tend to compensate in the long term, to an extent, for those of commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. At the end of 2005, US$703 million of the Group’s debt was at fixed rates after taking into account interest rate swaps. Based on the Group’s net debt at 31 December 2005, and with other variables unchanged, the approximate effect on the Group’s net earnings of a one percentage point increase in US dollar LIBOR interest rates would be a reduction of US$4 million.

Commodity price risk

The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. During 2005, forward contracts to sell 509 million pounds of copper at a fixed rand price per pound were entered into as a condition of the refinancing of Palabora.

Credit risk
No material exposure is considered to exist by virtue of the possible non-performance of the counterparties to financial instruments, other than trade and other receivables held by the Group.

Given the large number of internationally dispersed customers the Group has limited concentration of credit risk, with regard to its trade and other receivables, which is closely monitored.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

35	FINANCIAL INSTRUMENTS CONTINUED

Implementation of IAS 32 'Financial instruments: presentation and disclosure'

The Group has implemented IAS 32 at 1 January 2005 without restatement of comparatives. For 2004, non-equity shares having the characteristics of debt were not classified as borrowings.

For the Rio Tinto Limited part of the Group, the adoption of IAS 32 resulted in a US$500 million decrease in capital and reserves attributable to outside shareholders, and a corresponding increase in non current loans from the Rio Tinto plc part of the Group. This was the result of reclassifying redeemable preference shares issued by a subsidiary of Rio Tinto Limited to a subsidary of Rio Tinto plc. For the Rio Tinto plc part of the Group, the adoption of IAS 32 resulted in a corresponding reclassification at 1 January 2005 of US$500 million between investments in associates, and loans to the Rio Tinto Limited part of the Group.

From 2005, non-equity dividends receivable and payable are shown as interest receivable and payable respectively.

Implementation of IAS 39 'Financial instruments: recognition and measurement'

The Group has implemented IAS 39 at 1 January 2005 without restatement of comparatives. For 2004, financial instruments were not marked to market except in the case of exchange rate derivatives that did not qualify as hedges under IAS 21.

The adoption of IAS 39 resulted in a US$90 million increase in equity attributable to Rio Tinto shareholders at 1 January 2005. This was net of consequential increases in deferred tax liabilities of US$24 million, and outside equity shareholders' interests of US$19 million. This represents the net gain on marking to market of qualifying hedges, embedded derivatives, available for sale investments and certain derivatives that do not qualify as hedges.

The major balance sheet line items affected were financial assets: increase of US$287 million, financial liabilities: increase of US$66 million, and borrowings: increase of US$69 million. The net impact on other balance sheet items was a reduction in total assets of US$19 million.

Financial instrument disclosures

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and jointly controlled assets, and excludes those of jointly controlled entities and associates Trade, and other receivables/payables are included only in the currency analysis. The information is grouped in the following sections:

A	– Derivative financial instruments
B	– Reporting currencies and currency exposures
C	– Interest rates
D	– Liquidity
E	– Fair values

A)   DERIVATIVE FINANCIAL INSTRUMENTS

The Group's derivatives, including embedded derivatives, as at 31 December 2005, are summarised below.

a)   Forward contracts relating to trading transactions: designated as cash flow hedges

Assets (note 21)
Buy Australian dollar; sell US dollar		Sell	Weighted
	Buy currency	currency	average		Total fair
	amount	amount	rate	Fair value	value
	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	162	98	0.61	19
1 to 5 years	397	240	0.61	39

	559	338	0.61		58
Commodity contracts					6

Total					64

The above currency forward contracts were acquired with companies purchased in 2000 and 2001 and were entered into by those companies in order to reduce their exposure to the US dollar on forecast sales. The above commodity contracts have been entered into in order to reduce exposure to movements in the coal price. The last of these contracts will have matured by 2010.

Liabilities (note 27)
	Sell	Sales		Total fair
	million	price	Fair value	value
Sell Copper	lbs of Cu	Rand/lb		US$m

Less than 1 year	97.05	9.52	(45)
1 to 5 years	285.36	8.60	(57)
More than 5 years	126.60	7.14	(29)

				(131)
Other commodity contracts				(19)

Total				(150)

The above copper forward contracts have been entered into as a condition of refinancing of Palabora in 2005, and result in a reduction in the Group's exposure to movements in the copper price. Other commodity contracts have been entered into in order to reduce exposure to movements in the coal price. The last of these contracts will have matured by 2013.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

35	FINANCIAL INSTRUMENTS CONTINUED

b)   Options relating to trading transactions: designated as cash flow hedges

Assets (note 21)

Bought A$ call options			Weighted
	Buy	Sell	average
	currency	currency	strike		Total
	amount	amount	rate	Fair value	fair value
	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	94	66	0.70	3
1 to 5 years	153	108	0.70	7

	247	174	0.70		10

The above currency option contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar on forecast sales. The last of these contracts will have matured by 2010.

Total fair
value
US$m

Total currency and commodity contracts detailed above	(76)

Reconciliation to Balance Sheet categories

- non-current assets (note 21)	46
- current assets (note 21)	28

- current liabilities (note 27)	(57)
- non-current liabilities (note 27)	(93)

Total derivatives designated as cash flow hedges, as above	(76)

c)   Forward contracts relating to trading transactions: not designated as hedges

Assets

Buy New Zealand dollar: sell US dollar	Buy	Sell	Weighted
	currency	currency	average		Total
	amount	amount	rate	Fair value	fair value
	NZ$m	US$m	NZ$/US$	US$m	US$m

Less than 1 year	130	58	0.45	29
1 to 5 years	520	233	0.45	89

	650	291	0.45		118

Commodity contracts					2
Embedded currency derivatives					13
Other currency forward contracts					5

Total assets relating to non hedge derivatives per note 21					138

Liabilities
Commodity contracts					(9)
Embedded currency derivatives					(11)
Interest rate derivatives					(1)

Total liabilities relating to non hedge derivatives per note 27					(21)

The above New Zealand dollar currency forward contracts were taken out to manage exposure on operating costs. These contracts are not designated as hedges as they are not located in the entities with the exposure.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

35	FINANCIAL INSTRUMENTS CONTINUED

d)   Currency and interest contracts relating to non US dollar borrowings

			Weighted
	Buy	Sell	average
	currency	currency	exchange		Total
	amount	amount	rate	Fair value	fair value

		US$m
Assets
Buy Euro: sell US dollars
1 to 5 years	Euro 850m	781	1.09	229

Buy Japanese yen: sell US dollars
Less than 1 year	Yen 7 billion	58	121	2
1 to 5 years	Yen 9 billion	73	123	4

		131	122	6

Buy sterling: sell US dollars
Less than 1 year	£150m	212	0.71	47
1 to 5 years	£15m	23	0.65	3

		235	0.70	50
Buy Swiss francs: sell US dollars
Less than 1 year	CHF20m	12	1.66	3

Liabilities
Buy Japanese yen: sell US dollars
1 to 5 years	Yen 5 billion	46	110	(3)

Total currency swaps		1,205			285
- designated as hedges		781			229

- not designated as hedges		424			56

Interest contracts relating to borrowings: assets					28
Interest contracts relating to borrowings: liabilities					(25)

Derivatives related to net debt per note 20					288

These currency and interest rate contracts are used to fix the US dollar value of fixed rate non US dollar denominated external debt into the reporting currency of the Group at a floating rate. Contracts are not designated as fair value hedges where the financial instrument swaps the debt into a currency other than the functional currency of the individual entity that holds the debt.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

35   FINANCIAL INSTRUMENTS CONTINUED

B)   CURRENCY EXPOSURES

a)    Currency exposures arising from the Group's financial assets and liabilities (excluding non debt derivatives)

Certain financial assets and liabilities are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These gains and losses are recorded in the Group income statement except to the extent that they can be taken to equity under the Group's accounting policy which is explained in note 1.

After taking into account relevant derivative instruments, almost all of the Group's net debt is either denominated in US dollars or in the functional currency of the entity holding the debt.

The tables below set out the currency exposures arising from each of net debt, intragroup balances and other financial assets and liabilities. These currency exposures are after taking into account the effect of currency swaps.

	Net debt - currency of exposure			Net debt - currency of exposure
	(before tax and minority interests)			(after tax and minority interests)

	United			United
	States	Other	2005	States	Other	2005
	dollar	currencies	Total	dollar	currencies	Total

	US$m	US$m	US$m	US$m	US$m	US$m
Functional currency of subsidiary:
United States dollar	-	11	11	-	9	9
Australian dollar	(1,283)	4	(1,279)	(890)	3	(887)
Canadian dollar	(591)	1	(590)	(536)	1	(535)
South African rand	(62)	-	(62)	(62)	-	(62)
Other currencies	6	9	15	4	6	10

	(1,930)	25	(1,905)	(1,484)	19	(1,465)

Net debt denominated in subsidiaries' functional currencies			592

Net debt (note 25)			(1,313)

	Intragroup debt: currency of exposure			Intragroup debt: currency of exposure
	(before tax and minority interests)			(after tax and minority interests)

	United			United
	States	Other	2005	States	Other	2005
	dollar	currencies	Total	dollar	currencies	Total

	US$m	US$m	US$m	US$m	US$m	US$m
Functional currency of subsidiary:
United States dollar	-	220	220	-	167	167
Australian dollar	(2,477)	320	(2,157)	(1,862)	224	(1,638)
Canadian dollar	(432)	-	(432)	(216)	-	(216)
South African rand	(131)	-	(131)	(131)	-	(131)
Other currencies	(126)	16	(110)	(88)	15	(73)

Total	(3,166)	556	(2,610)	(2,297)	406	(1,891)

The above table includes intragroup balances that give rise to exchange differences in the income statement. Other intragroup balances are in the functional currency of the entity or they are quasi-equity.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

35    FINANCIAL INSTRUMENTS CONTINUED

b)    Currency exposures arising from the Group's net receivables and payables

The table below sets out the currency exposures arising from the Group's net receivables and payables that are not denominated in the functional currency of the relevant subsidiary. Gains and losses resulting from such exposures are recorded in the income statement.

	Net receivables less payables (before			Net receivables less payables (after
	tax and minority interests): currency			tax and minority interests): currency
	of exposure			of exposure

	United			United
	States	Other	2005	States	Other	2005
	dollar	currencies	Total	dollar	currencies	Total

	US$m	US$m	US$m	US$m	US$m	US$m
Functional currency of subsidiary:
Australian dollar	593	(1)	592	368	(1)	367
Canadian dollar	156	6	162	94	4	98
South African rand	60	14	74	21	5	26
Other currencies	101	-	101	71	-	71

	910	19	929	554	8	562

Denominated in functional currencies of subsidiaries			(277)
Reconciliation to balance sheet categories

Net receivables less payables per above			652

- trade debtors (net of provision): non-current (note 18)			1
- trade debtors (net of provision): current (note 18)			1,706
- trade creditors: non-current (note 26)			-
- trade creditors: current (note 26)			(1,055)

c)   2004 currency exposures

The table below sets out the currency exposures arising from net receivables and payables that are not denominated in the functional currency of the relevant subsidiary. This information is set out under UK GAAP and has not been restated to comply with EU IFRS, in line with the transitional provisions of IFRS 1

	Net receivables and payables (before			Net receivables and payables (after
	tax and minority interests): currency			tax and minority interests): currency
	of exposure			of exposure

	United			United
	States	Other	2004	States	Other	2004
	dollar	currencies	Total	dollar	currencies	Total

	US$m	US$m	US$m	US$m	US$m	US$m
Functional currency of subsidiary:
United States dollar	-	36	36	-	24	24
Australian dollar	345	9	354	222	7	229
Canadian dollar	57	-	57	21	-	21
South African rand	22	12	34	8	3	11
Other currencies	12	(19)	(7)	5	(16)	(11)

	436	38	474	256	18	274

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

35    FINANCIAL INSTRUMENTS CONTINUED

C)    INTEREST RATES

i)   Interest bearing financial assets and financial liabilities

The interest rate composition of the Group's interest bearing financial assets and liabilities is shown below. This table deals with the carrying values of the financial instruments in the balance sheet, with the values of derivatives shown separately

	Floating	Fixed interest rates
	rate	Amounts falling due in:

		1 year or					5 years	Total
		less	1-2 years	2-3 years	3-4 years	4-5 years	or more	2005

		US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial liabilities
Borrowings	(1,061)	(893)	(1,146)	(630)	(9)	(11)	(223)	(3,973)
Bank overdrafts	(12)	-	-	-	-	-	-	(12)
Interest rate swaps (a)	(2,213)	886	1,138	265	(76)	-	-	-
Derivatives related to net debt	(24)	-	-	(1)	(3)	-	-	(28)

	(3,310)	(7)	(8)	(366)	(88)	(11)	(223)	(4,013)

Financial assets
Loans to jointly controlled entities (b)	384	-	-	-	-	-	-	384
US Treasury bonds	-	109	-	-	-	-	-	109
Other investments	275	-	-	-	-	-	-	275
Derivatives related to net debt	316	-	-	-	-	-	-	316
Cash and cash equivalents and liquid resources	2,384	-	-	-	-	-	-	2,384

	3,359	109	-	-	-	-	-	3,468

(a)	These are the notional principal amounts which swap the fixed rate liabilities into floating rate, and certain floating rate swaps into fixed rate.

(b)	Loans to jointly controlled entities include amounts of US$225 million, which are not expected to be repaid and so form part of the Group's net investment in the jointly controlled entity.

(c)	Interest rates on the great majority of the Group's floating rate financial liabilities and assets will have been reset within six months. The interest rates applicable to the Group's US dollar denominated floating rate financial liabilities and assets did not differ materially at the year end from the three month US dollar LIBOR rate of 4.5 per cent (2004: 2.5 per cent).

(d)	The above table excludes US$72 million of equity shares and quoted funds, which are not interest bearing.

(e)	As at 31 December 2004, under UK GAAP, the Group's total carrying values of financial liabilities and financial assets other than trade and other receivables and payables were US$4,393 million and US$645 million respectively. The financial liabilities consisted of US$758 million fixed rate, US$3,385 million floating rate; and US$250 million non interest bearing liabilities, which were presented in the financial statements on a discounted basis using a discount rate of 3.8 per cent. The financial assets consisted of US$87 million fixed rate and US$558 million floating rate assets.

(ii)    Fixed rate liabilities after swaps

The remaining US$703 million (2004: US$923 million) of fixed rate liabilities comprise gross liabilities at fair value of US$2,912 million (2004: at face value of US$2,835 million) less amounts converted to floating rate by means of interest rate swaps of US$2,346 million (2004: US$2,270 million), plus amounts converted into fixed rate of US$137 million (2004: US$358 million) by means of interest rate swaps. These fixed rate liabilities are summarised below.

			2005			2004
			Excess of			Excess of
		Average	fair value		Average	fair value
		fixed	over		fixed	over
	Principal	rate	principal	Principal	rate	principal

Maturity	US$m	% p.a.	US$m	US$m	% p.a.	US$m
Less than 1 year	7	9.6	(3)	229	7.1	(10)
1 to 5 years	473	4.0	16	462	4.0	(6)
More than 5 years	223	8.9	(32)	232	8.9	(40)

Fixed rate liabilities	703	5.6	(19)	923	5.9	(56)

(a)	As a consequence of acquisitions during 2000, the Group holds a number of interest rate swaps to receive US$ floating rates and pay US$ fixed rates which have been included in the total of fixed rate debt shown above.

(b)	The Group has US$112 million of finance leases (2004: US$133 million), the largest of which has a principal of US$60 million, a maturity of 2018 and a floating interest rate.

(c)	The carrying value of the Group's fixed rate debt totals US$703 million and has a weighted average interest rate of 5.6 per cent and a weighted average time to maturity of five years (2004: US$923 million with a weighted average interest rate of 5.9 per cent and a weighted average time to maturity of five years).

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

35	FINANCIAL INSTRUMENTS CONTINUED

(iii)	Fixed rate assets
Total fixed rate financial assets for the Group at 31 December 2005 were US$109 million, with a fair value of US$108 million (2004 US$87 million with a fair value of US$87 million). The average fixed rate per annum for 2005 was 3.5 per cent (2004: 2.1 per cent)

D)	LIQUIDITY
The maturity profile of the Group's financial liabilities and financial assets, other than trade and other receivables and payables, is as follows:

				Total
	Borrowings	Derivatives	Other	financial
	before	related to	financial	liabilities	Total
	swaps	net debt	liabilities	2005	2004

				US$m	US$m
Financial liabilities
Within 1 year, or on demand	(1,202)	(2)	(169)	(1,373)	(926)
Between 1 and 2 years	(1,242)	(1)	(55)	(1,298)	(1,170)
Between 2 and 3 years	(702)	(22)	(38)	(762)	(1,403)
Between 3 and 4 years	(93)	(3)	(44)	(140)	(774)
Between 4 and 5 years	(66)	-	(14)	(80)	(97)
After 5 years	(680)	-	(30)	(710)	(618)

	(3,985)	(28)	(350)	(4,363)	(4,988)

	Cash and	Derivatives	Other
	liquid	related to	financial
	resources	net debt	assets	Total	Total

				US$m	US$m
Financial assets
Within 1 year, or on demand	2,384	56	374	2,814	582
Between 1 and 2 years	-	260	151	411	165
Between 2 and 3 years	-	-	54	54	466
Between 3 and 4 years	-	-	44	44	41
Between 4 and 5 years	-	-	36	36	40
After 5 years	-	-	393	393	812

	2,384	316	1,052	3,752	2,106

As at 31 December 2005, a total of US$1,255 million (after swaps) is outstanding under the US$3 billion European Medium Term Notes facility, of which US$331 million (after swaps) is repayable within one year.

As at 31 December 2005, the Group had unutilised standby credit facilities totalling US$2.3 billion. These facilities, which are summarised below, are for back-up support for the Group’s commercial paper programmes and for general corporate purposes:

Unutilised standby credit facilities	2005	2004

	US$m	US$m
Within 1 year	-	600
Between 1 and 2 years	-	850
Between 2 and 3 years	-	-
Between 3 and 4 years	-	-
After 4 years	2,300	-

	2,300	1,450

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

35	FINANCIAL INSTRUMENTS CONTINUED

E) Fair Values
The carrying values and the fair values of Rio Tinto's financial instruments, other than trade and other receivables and payables, at 31 December are shown in the following table. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair values of cash, short term borrowings and loans to jointly controlled entities and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.

	2005		2004

	Carrying	Fair	Carrying	Fair
	value	value	value	value

	US$m	US$m	US$m	US$m
Primary financial instruments held or issued to finance the Group's operations:
US Treasury bonds (note 21)	109	108	107	107
Equity shares and quoted funds (note 21)	72	72	57	156
Other investments (note 21)	275	275	68	68
Cash and cash equivalent assets (note 22)	2,379	2,379	392	392
Other liquid resources	5	5	14	14
Short term borrowings and bank overdrafts	(1,202)	(1,205)	(855)	(866)
Medium and long term borrowings (note 23) (a)	(2,783)	(2,799)	(3,883)	(3,991)
Loans to jointly controlled entities (Section C (i))	384	384	803	803
Deferred consideration (note 26)	(179)	(179)	(250)	(250)

	(940)	(960)	(3,547)	(3,567)

Derivative financial instruments held to manage interest rate and currency profile (excludes embedded derivatives):
Forward contracts: cash flow hedge (Section A (a))	(86)	(86)	-	62
Option contracts: cash flow hedge (Section A (b))	10	10	-	24
Forward contracts, sales contracts and embedded derivatives (Section A (c))	117	117	142	117
Currency swaps hedging non US dollar debt (Section A (d))	285	285	523	523
Interest rate swap agreements and options (Section A (d))	3	3	-	59

	(611)	(631)	(2,882)	(2,782)

Total per liquidity analysis (D)
- financial liabilities	(4,363)		(4,988)
- financial assets	3,752		2,106

	(611)		(2,882)

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

36	CONTINGENT LIABILITIES AND COMMITMENTS

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Capital commitments (excluding those related to joint ventures and associates)
Contracted capital expenditure: property, plant and equipment	115	91	889	468	1,004	559
Other commitments	16	-	77	76	93	76

Capital commitments relating to joint ventures and associates (a)
Capital commitments incurred by the Group	7	-	-	-	7	-
Capital commitments incurred jointly with other venturers	85	49	133	154	218	203

(a) Amounts disclosed include those arising as a result of investments in both jointly controlled assets and jointly controlled entities. They do not show the share of commitments or contingent liabilities of jointly controlled entites and associates, except than the extent to which they have an impact on the Rio Tinto Group.

Operating leases
The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Within 1 year	4	13	24	19	28	32
Between 1 and 5 years	13	9	41	30	54	39
After 5 years	21	21	10	4	31	25

	38	43	75	53	113	96

Unconditional purchase obligations
The aggregate amount of future payment commitments under unconditional purchase obligations outstanding at 31 December was:

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Within 1 year	154	38	811	700	965	738
Between 1 and 2 years	82	38	613	597	695	635
Between 2 and 3 years	73	38	495	513	568	551
Between 3 and 4 years	33	8	395	447	428	455
Between 4 and 5 years	25	8	287	397	312	405
After 5 years	61	48	953	1,191	1,014	1,239

	428	178	3,554	3,845	3,982	4,023

Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments set out above have not been discounted and mainly relate to commitments under 'take or pay' power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group's tolling arrangements.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

36	CONTINGENT LIABILITIES AND COMMITMENTS CONTINUED

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m

Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees	3	-	187	243	190	243

Contingent liabilities relating to joint ventures and associates (a)
Share of contingent liabilities of joint ventures	-	-	4	4	4	4
Incurred in relation to interests in joint ventures	54	-	230	228	284	228
Incurred in relation to other venturers’ contingent liabilities	35	26	-	-	35	26

(b)	In 2002, the Australian Tax Office (‘ATO’) issued assessments of approximately A$500 million (which amount includes penalties and interest) in relation to certain transactions undertaken in 1997 to acquire franking credits. The transactions were conducted based on the Group’s considered view of the law prevailing at the time. Subsequently, the law was changed. The Group lodged objections to the assessments and on 26 May 2003 the ATO substantially disallowed those objections. The Group subsequently lodged proceedings in the Federal Court to dispute the assessments.

As required by Australian tax law and practice, part payment of the disputed tax assessments was required pending resolution of the dispute. A payment of A$164 million was made, which will be subject to recovery with interest if, as it is believed based on Counsels’ opinion, the Group is successful in challenging the assessments. Consequently, the amount paid has been recorded as a receivable on the balance sheet. As at the year end, the amount of the disputed tax assessments, penalties and interest stood at approximately A$497 million (US$363 million at the year end exchange rate) after tax relief on the general interest charge component.

These amounts relate wholly to the Rio Tinto Limited part of the Group.

(c)	There are a number of legal claims arising from the normal course of business which are currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

37	AVERAGE NUMBER OF EMPLOYEES

	Subsidiaries and		Jointly controlled entities
	jointly controlled		and associates
	assets (a)		(Rio Tinto share) (a)		Group total

	2005	2004	2005	2004	2005	2004

The principal locations of employment were:
Australia and New Zealand	9,927	9,065	1,910	1,862	11,837	10,927
North America	9,375	8,742	257	246	9,632	8,988
Africa	3,958	4,724	494	441	4,452	5,165
Europe	1,504	1,848	529	671	2,033	2,519
South America	834	1,361	840	851	1,674	2,212
Indonesia	1,920	2,265	-	-	1,920	2,265
Other countries	306	195	-	155	306	350

	27,824	28,200	4,030	4,226	31,854	32,426

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for jointly controlled assets, jointly controlled entities and associates are proportional to the Group's interest. Average employee numbers include a part year effect for companies acquired during the year.

(b)	Part-time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.

(c)	People employed by contractors are not included.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)
38	PRINCIPAL SUBSIDIARIES

At 31 December 2005

Company and country of	Principal activities	Class of	Proportion		Group
incorporation		shares held	of class held		interest

			%		%
Australia
Argyle Diamond Mines	Mining and processing of diamonds	(a)			100
Coal & Allied Industries Limited	Coal mining	Ordinary	75.71		75.71
Rio Tinto Aluminium Limited (formerly	Bauxite mining; alumina production;		100		100
Comalco Limited)	primary aluminium smelting	Ordinary
Dampier Salt Limited	Salt production	Ordinary	64.94		64.94
Energy Resources of Australia Limited	Uranium mining	Class A	68.39		68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100		100
Queensland Coal Pty Limited (g)	Coal mining	Ordinary	100		100

Canada
Iron Ore Company of Canada Inc	Iron ore mining; iron ore pellets	Series A & E	58.72		58.72
QIT-Fer et Titane Inc	Titanium dioxide feedstock; high	Common shares	100		100
	purity iron and steel	Class B preference shares	100		100

France
Talc de Luzenac S.A.	Mining, refining and marketing of talc	E 15.25	100		100

Indonesia
P.T. Kelian Equatorial Mining	Gold mining	Ordinary US$1	90		90

Namibia
Rössing Uranium Limited (b)	Uranium mining	‘B’N$1	71.16	}	68.58
		‘C’N10c	70.59

Papua New Guinea
Bougainville Copper Limited (c)	Copper and gold mining	Ordinary 1 Kina	53.58		53.58

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1	72.03		47.17
Richards Bay Iron and Titanium (Pty) Limited	Titanium dioxide feedstock; high purity iron	R1	50.5		50

United States of America
Kennecott Holdings Corporation	Copper and gold mining, smelting	Common US$0.01	100		100
(including Kennecott Utah Copper,	and refining, land development
Kennecott Minerals, Kennecott Land	and exploration activities
and Kennecott Exploration)

Kennecott Energy and Coal Company	Coal mining	Common US$0.01	100		100
U.S. Borax Inc.	Mining, refining and marketing of borates	Common US$1	100		100

(a)	This entity is unincorporated.
(b)	The Group's shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of Board control.
(c)	The results of Bougainville Copper Limited are not consolidated, see note 47.
(d)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(e)	The Group's principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(f)	All companies operate mainly in the countries in which they are incorporated.
(g)	Queensland Coal Pty Limited is the main legal entity that owns the assets of the Tarong mine and also owns the shares shown in note 41 of Hail Creek, Blair Athol and Kestrel.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)
39	PRINCIPAL JOINTLY CONTROLLED ENTITIES

At 31 December 2005

		Number of
		shares held	Class of	Proportion	Group
Name and country of incorporation/operation	Principal activities	by the Group	shares held	of class held	interest

				%	%
Australia
Boyne Smelters Limited	Aluminium smelting	153,679,560	Ordinary	59.4	59.4
Leichhardt Coal Pty. Limited (b)	Coal mining	20,115,000	Ordinary	44.7	44.7
Queensland Alumina Limited	Alumina production	854,078	Ordinary	38.6	38.6

Chile
Minera Escondida Limitada	Copper mining and refining			30	30

Italy
Eurallumina SpA	Alumina production	5,615,866	Ordinary	56.16	56.16

New Zealand
New Zealand Aluminium Smelters Limited	Aluminium smelting	24,998,400	Ordinary	79.36	79.36

United Kingdom
Anglesey Aluminium Metal Limited	Aluminium smelting		Ordinary £1	51	51

United States of America
Decker	Coal mining		(d)		50

(a)	The Group has joint control of the above operations which, except as disclosed in note (d) below, are independent legal entities and therefore includes them in its accounts using the equity accounting technique.
(b)	Leichhardt has a 31.4 per cent interest in the Blair Athol joint venture. The Group's resulting beneficial interest of 14 per cent is in addition to its direct interest of 57.2 per cent, which is owned via a subsidiary of Rio Tinto Limited. The Blair Athol joint venture is disclosed as a jointly controlled asset in note 41.
(c)	The year end of Minera Escondida is 30 June. However, the amounts included in the consolidated financial statements of Rio Tinto are based on accounts of Minera Escondida that are coterminous with those of the Group.
(d)	This operation is unincorporated. The joint venture agreement creates an arrangement that is similar in form to a partnership, and is therefore classified as a jointly controlled entity.
(e)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or operating assets of the Group.
(f)	The Group's principal jointly controlled entities are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(g)	All jointly controlled entities operate mainly in the countries in which they are incorporated.

40	PRINCIPAL ASSOCIATES

At 31 December 2005

		Number of
		shares held	Class of	Proportion	Group
Name and country of incorporation/operation	Principal activities	by the Group	shares held	of class held	interest

				%	%
South Africa
Tisand (Pty) Limited	Ilmenite, rutile and zircon mining	7,353,675	R1	49	50

United States of America
Cortez	Gold mining		(a)		40

(a)	This operation is unincorporated.
(b)	The Group's principal associates are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(c)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or operating assets of the Group.
(d)	All associates operate mainly in the countries in which they are incorporated.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

41	PRINCIPAL JOINTLY CONTROLLED ASSETS

At 31 December 2005		Group interest

Name and country
of operation	Principal activities	%

Australia
Blair Athol Coal (b)	Coal mining	71.2
Kestrel	Coal mining	80
Hail Creek	Coal mining	82
Mount Thorley	Coal mining	60.6
Bengalla	Coal mining	30.3
Warkworth	Coal mining	42.1
Gladstone Power Station	Power generation	42.1
Northparkes Mine	Copper/gold mining and processing	80
Robe River Iron	Iron ore mining	53
HIsmelt Kwinana	Iron technology	60

Canada
Diavik	Mining and processing of diamonds	60

Indonesia
Grasberg expansion	Copper and gold mining	40

United States of America
Greens Creek	Silver, gold, zinc and lead mining	70.3

(a)	The Group comprises a large number of operations, and it is not practical to include all of them in this list. The list therefore only includes those jointly controlled assets that have a more significant impact on the profit or operating assets of the Group.
(b)	The Group has a direct interest of 57.2 per cent in Blair Athol Coal, and an additional 14 per cent interest through its investment in Leichhardt Coal Pty Limited, which is disclosed as a jointly controlled entity in note 39.
(c)	Jointly controlled assets are not independent legal entities. The Group therefore includes them in its accounts using proportional consolidation.
(d)	The Group's principal jointly controlled assets are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

42	SALES AND PURCHASES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN BUSINESSES

2005 Disposals		Principal	Ownership	Date of
	Location	activities	disposed	disposal
Name of operation

Associates			%
Lihir Gold Limited	Papua New Guinea	Gold mining	14.46	30 November 2005

Other investments
Labrador iron ore royalty income fund	Canada	Investing	19	30 March 2005

(a)	The aggregate profit on disposal of interests in businesses (including investments) in 2005 was US$322 million (US$311 million net of tax) including adjustments arising from prior year disposals. These gains have been excluded from underlying earnings, as shown in note 2.
(b)	The Cash flow statement includes proceeds from disposals of interests in businesses as follows:
–US$323 million included in 'Disposals of subsidiaries, joint ventures and associates (less acquisitions)' which comprises
US$295 million in respect of associates and US$28 million in respect of subsidiaries.
–US$133 million included in 'Sales of other investments'.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

42	SALES AND PURCHASES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN BUSINESSES CONTINUED

2004 Disposals
			Ownership	Date of
Name of operation	Location	Principal activities	disposed	disposal

			%
Subsidiaries
Mineracao Serra de Fortaleza Limitada	Brazil	Nickel mining	99.9	1 January 2004
Zinkgruvan AB	Sweden	Zinc, lead and silver mining	100.0	2 June 2004
Rio Paracatu Mineracao S.A.	Brazil	Gold mining	51.0	31 December 2004

Jointly controlled assets
Hail Creek (b)	Australia	Coal mining	10.0	15 November 2004

Associates
Freeport-McMoRan Copper & Gold	USA	Copper and gold mining	13.1	30 March 2004
Inc. (c)		in Indonesia
Sociedade Mineira de Neves-Corvo S.A.	Portugal	Copper mining	49.0	18 June 2004
(Somincor)

Other investments
Lake Cowal (d)	Australia	Gold mining	(d)	9 July 2001
Sepon	Laos	Gold mining	20.0	1 January 2004
Boke	Guinea	Bauxite mining	4.0	25 June 2004

(a)	The aggregate profit on disposal of interests in businesses in 2004 was US$1,180 million (US$1,175 million net of tax). These gains were excluded from underlying earnings.
(b)	The Group retained joint control after the disposal of a 10 per cent interest in Hail Creek.
(c)	The sale of the Group's investment in Freeport-McMoRan Copper & Gold Inc. in 2004 does not affect the terms of the Grasberg joint venture referred to in note 41 above.
(d)	The Group disposed of the Lake Cowal gold project in July 2001. In accordance with the sale agreement, a US$15 million payment on commencement of mining activity was made to the Group on 5 March 2004.
(e)	The Group consolidates the results of subsidiary operations, and recognises its share of the results of joint ventures and associates, up to the date of disposal in accordance with IAS 27, IAS 28 and IAS 31. In addition to the amount recorded as 'Profit on disposal of interests in businesses (including investments)' on the face of the income statement, the subsidiaries which were disposed of during the year contributed US$22 million to Group profit in 2004.
(f)	The Cash flow statement included proceeds from disposals of interests in businesses as follows:
–US$1,510 million included in 'Disposals of subsidiaries, joint ventures and associates (less acquisitions)' which, in accordance with IAS 7, was stated net of US$20 million cash and cash equivalents transferred on sale of subsidiaries. This comprised US$427 million in respect of subsidiaries and US$1,083 in respect of joint ventures and associates.
–US$110 million included in 'Sales of other investments'.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

43	DIRECTORS' AND KEY MANAGEMENT REMUNERATION

Aggregate remuneration, calculated in accordance with the Companies Act 1985, of the directors of the parent companies was as follows:

	2005	2004

	US$’000	US$’000

Emoluments	7,523	9,992
Long term incentive plans	2,298	57

	9,821	10,049

Pension contributions: defined contribution plans	58	87

Gains made on exercise of share options	5,763	2,414

For 2005, a total of US$8,024,100 (2004: US$4,190,900) was attributable to the highest paid director in respect of the aggregate amounts disclosed in the above table, including gains made on exercise of share options. The accrued pension entitlement for the highest paid director was US$712,100 (2004: US$712,400).

The aggregate remuneration incurred by Rio Tinto plc in respect of its directors was US$12,270,000 (2004: US$7,756,000).

There were no pension contributions.

The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$3,372,000 (2004: US$4,794,000). The aggregate pension contribution to defined contribution plans was US$58,000 (2004: US$87,000 to defined contribution plans). The previously reported figure of US$668,982 included contributions to defined benefit plans.

During 2005, three directors (2004: four) accrued retirement benefits under defined benefit arrangements, and one director (2004: two) accrued retirement benefits under defined contribution arrangements.

Shares awarded last year in respect of the MCCP 2001 performance periods vested after the latest practicable date for inclusion in the 2004 Annual Report and financial statements and the value of awards provided therein were therefore estimated based on a share price of 1,687p for Rio Tinto plc shares. The actual share price on 21 February 2005 when the awards vested was 1,759p and the above 2005 figures for long term incentive plans have included this adjustment.

Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments which, together with amounts payable under long term incentive plans, have been translated at the year end rate.

Aggregate compensation, representing the expense recognised under EU IFRS, of the Group's key management, including directors, was as follows:

	2005	2004

	US$m	US$m

Short-term employee benefits and costs	19,500	22,150
Post-employment benefits	2,256	2,301
Other long-term benefits	-	1,325
Termination benefits	1,129	-
Share-based payments	11,816	9,988

	34,701	35,764

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

44	AUDITORS’ REMUNERATION

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Group Auditors’ remuneration (a)
Audit services
Statutory audit	4.3	3.4	3.2	2.6	7.5	6.0
Audit-related regulatory reporting (b)	2.8	1.7	2.7	1.7	5.5	3.4

	7.1	5.1	5.9	4.3	13.0	9.4
Further assurance services (c)	0.1	0.1	0.1	0.1	0.2	0.2
Tax services (d)
Compliance	0.3	0.5	0.6	0.5	0.9	1.0
Advisory	0.3	0.4	0.4	0.4	0.7	0.8
Other services	0.4	-	0.3	0.1	0.7	0.1

	1.1	1.0	1.4	1.1	2.5	2.1

	8.2	6.1	7.3	5.4	15.5	11.5

Remuneration payable to other accounting firms (e)
Statutory audit	0.2	0.4	-	-	0.2	0.4
Tax services	0.9	0.7	2.2	2.3	3.1	3.0
Internal audit	1.0	1.0	0.9	0.8	1.9	1.8
Other services (f)	4.3	2.0	8.0	3.9	12.3	5.9

	6.4	4.1	11.1	7.0	17.5	11.1

	14.6	10.2	18.4	12.4	33.0	22.6

(a)	The audit fees payable to PricewaterhouseCoopers, the Group Auditors, are reviewed by the Audit committee. The committee sets the policy for the award of non-audit work to the auditors and reviews the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to PricewaterhouseCoopers by the Companies and their subsidiaries, together with the Group’s share of the payments made by jointly controlled assets.
(b)	‘Audit-related regulatory reporting’ includes the audit of employee benefit plans, consultation regarding the application of accounting principles and work performed in connection with the Group’s preparation for Section 404 of the Sarbanes-Oxley Act.
(c)	‘Further assurance services’ includes due diligence for potential business acquisitions and disposals.
(d)	‘Tax services’ includes tax compliance, involving the preparation or review of returns for corporation, income, sales and excise taxes; advice on acquisitions and transfer pricing and dealing with tax returns for expatriates.
(e)	‘Remuneration payable to other accounting firms’ does not include fees for similar services payable to suppliers of consultancy services other than accountancy firms.
(f)	‘Other Services’ payable to other accounting firms includes work performed in connection with the Group’s preparation for Section 404 of the Sarbanes-Oxley Act and other consultancy and advisory services.
(g)	Amounts payable to PricewaterhouseCoopers for non-audit work for the Group’s UK companies, including audit related regulatory reporting, were US$2.3 million (2004: US$1.7 million) and for the Group’s Australian companies were US$3.5 million (2004: US$2.1 million).

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

45	RELATED PARTY TRANSACTIONS

Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies and jointly controlled assets
Details of investments in principal subsidiary companies are disclosed in note 38. Information relating to jointly controlled assets can be found in note 41.

Transactions with related parties
Transactions and balances with related parties are summarised below. These consist of transactions between Group companies and the Group’s associates and jointly controlled entities, and for the Rio Tinto plc and Rio Tinto Limited parts of the Group include transactions between Rio Tinto plc and Rio Tinto Limited. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onsale to third party customers.
	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

Income statement items	US$m	US$m	US$m	US$m	US$m	US$m

Purchases from related parties	(40)	(172)	(1,252)	(939)	(1,259)	(1,078)
Sales to related parties	41	55	1,288	670	1,296	692
Interest receivable from related parties	157	107	-	-	-	-
Interest payable to related parties	-	-	(139)	(67)	-	-

Balance sheet items
Investments in jointly controlled entities
and associates (a)	950	756	688	1,069	1,829	2,016
Loans to jointly controlled entities	130	140	29	36	159	176
Loans from jointly controlled entities	(7)	(8)	(7)	(67)	(14)	(75)
Rio Tinto plc’s investment in Rio Tinto
Limited	2,339	2,583	-	-	-	-
Loans from Rio Tinto plc to Rio Tinto
Limited and its subsidiaries	3,388	1,958	(3,388)	(1,958)	-	-
Trade and other receivables: amounts due
from related parties	236	242	653	834	530	734
Trade and other payables: amounts due to
related parties	(174)	(139)	(384)	(804)	(199)	(601)

Cash flow statement items
Repayment of loans by jointly controlled
entities	11	9	6	-	17	9
Loans from Rio Tinto plc to Rio Tinto Limited	(950)	(1,271)	950	1,271	-	-

(a)	For Rio Tinto plc, investments in associates exclude the share of Rio Tinto Limited, which is disclosed separately in this table.

Rio Tinto Limited
The consolidated financial statements for Rio Tinto plc include Rio Tinto Limited on an equity basis that reflects Rio Tinto plc’s ownership. See ‘Outline of Dual Listed Companies’ structure for further details.

Pension funds
Information relating to pension fund arrangements is disclosed in note 49.

Directors and key management
 Details of directors’ and key management remuneration are set out in note 43.

46	EXCHANGE RATES IN US$

The principal exchange rates used in the preparation of the 2005 financial statements are:

	Annual average		Year end

	2005	2004	2005	2004

Sterling	1.82	1.83	1.73	1.93
Australian dollar (a)	0.76	0.73	0.73	0.78
Canadian dollar	0.83	0.77	0.86	0.83
South African rand	0.157	0.155	0.158	0.177

(a)	The Australian dollar exchange rates given above are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

47	BOUGAINVILLE COPPER LIMITED (‘BCL’)

The Panguna mine remains shut down. Access to the mine site has not been possible and an accurate assessment of the condition of the assets cannot be determined. Considerable funding would be required to recommence operations to the level which applied at the time of the mine’s closure in 1989 and these funding requirements cannot be forecast accurately. The directors do not have access to reliable, verifiable or objective information on BCL and the directors have therefore decided not to consolidate BCL in the financial statements. BCL reported a net profit of nil for the financial year (2004: profit of US$0.6 million). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2005 was US$112 million (2004: US$106 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was impaired in 1991. At 31 December 2005, the market value of the shareholding in BCL based on the quoted share price was US$102 million.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

48	SHARE BASED PAYMENTS

At 31 December 2005, Rio Tinto plc and Rio Tinto Limited have a number of share-based payment plans, which are described below. These plans have been accounted for in accordance with the fair value recognition provisions of IFRS 2, ‘Share-based Payments’, which means that IFRS 2 has been applied to all grants of employee share-based payments that had not vested as at 1 January 2004.

The compensation cost and related liability that have been recognised for Rio Tinto’s share-based compensation plans are set out in the table below.

	Expense recognised for		Liability at end of year
	the year

	2005	2004	2005	2004

	US$m	US$m	US$m	US$m
Fixed share option plan
- Rio Tinto plc	4	3	-	-
- Rio Tinto Limited	6	4	-	-
Performance based share option plan
- Rio Tinto plc	9	14	-	-
- Rio Tinto Limited	5	8	-	-
Employee share purchase plan
- Rio Tinto plc	2	2	-	-
- Rio Tinto Limited	-	-	-	-
Performance based share plan
- Rio Tinto plc	13	5	23	13
- Rio Tinto Limited	9	4	16	8

Total	48	40	39	21

Lattice-based option valuation model
The fair value of share options is estimated as at the date of grant using a lattice-based option valuation model. The significant assumptions used in the valuation model are disclosed below. Expected volatilities are based on the historical volatility of Rio Tinto’s share returns under the UK and Australian listings. Historical data were used to estimate employee turnover rates within the valuation model. Under the Fixed Share Option Plans and the Performance-Based Share Option Plans, it is assumed that after options have vested, 20 per cent p.a. of participants will exercise their options when the market price is at least 20 per cent above the exercise price of the option. The implied lifetime of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate used in the valuation model is equal to the yield available on UK and Australian zero-coupon government bonds (for plc and Limited options respectively) at the date of grant with a term equal to the expected term of the options.

Fixed share option plans
The Rio Tinto Share Savings Plan is open to all employees. Employees who participate save a fixed amount from pay to a savings account for a term of between 2 and 5 years (depending on their location of employment and local legislation). At the end of the savings term, the employees have a choice of using the money to buy shares in the Company, withdrawing the money, or a combination of both. The option to buy shares is based on a fixed exercise price which is equal to the market price of the Company’s shares on the day of grant less a 15 or 20 per cent discount depending on location. The awards are settled in equity.

The fair value of each award on the day of grant was estimated using a lattice-based option valuation model, including allowance for the exercise price being at a discount to market price. The key assumptions used in the valuation are noted in the following table.

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

48   SHARE BASED PAYMENTS CONTINUED
	Risk-free			Employee	Implied
	interest	Expected	Dividend	turnover	option
	rate	volatility	yield	rate	lifetime

	%	%	%	%	(years)
Awards made in 2005
- Rio Tinto plc	4.2	32.0	1.9	10.0	2.0-5.2
- Rio Tinto Limited	5.3	26.0	1.8	10.0	3.2-5.2

Awards made in 2004
- Rio Tinto plc	4.7-4.8	32.0	2.3	10.0	2.2-5.4
- Rio Tinto Limited	5.3-5.4	26.0	2.3	10.0	3.4-5.4

A summary of the status of the Companies‘ share savings plans at 31 December 2005, and changes during the year ended 31 December 2005, is presented below.

Rio Tinto plc - share savings plan

		2005		2004
		Weighted		Weighted
		average		average
	2005	exercise	2004	exercise
	Number	price	Number	price

		£		£
Options outstanding at 1 January	1,709,069	10.11	1,995,504	8.63
Granted	393,275	16.64	412,785	11.40
Forfeited	(32,350)	10.25	(121,112)	9.64
Exercised	(334,750)	9.32	(527,641)	5.74
Cancellations	(70,027)	10.98	(15,773)	10.09
Expired	(40,725)	9.13	(34,694)	8.41

Options outstanding at 31 December	1,624,492	11.84	1,709,069	10.11

Weighted average grant-date fair value of options granted during the year (£)		8.09		5.48
Share price at date of grant for options granted during the year (£)		22.34		15.00
Weighted average share price of options exercised during the year (£)		16.95		14.73

			Weighted
		Weighted	average
		average	remaining	Aggregate
		exercise	contractual	intrinsic
	Number	price	life	value

Options outstanding at 31 December 2005		£	(years)	£'000
Range of exercise prices
£ 8.00 - £12.00	1,148,660	10.13	1.9	18,856
£12.00 - £19.25	475,832	15.95	3.1	5,044

£ 8.00 - £19.25	1,624,492	11.84	2.2	23,900

Options exercisable at 31 December 2005
Range of exercise prices
£ 8.00 - £12.00	3,415	8.24	0.1	63

Options outstanding at 31 December 2004
Range of exercise prices
£ 7.11 - £10.00	917,888	9.09	1.5	5,713
£10.00 - £12.77	791,181	11.30	3.2	3,176

£7.11 - £12.77	1,709,069	10.11	2.3	8,889

Options exercisable at 31 December 2004
Range of exercise prices
£ 7.11 - £10.00	2,133	7.11	0.1	17
£10.00 - £12.77	455	10.61	0.1	2

£7.11 - £12.77	2,588	7.73	0.1	19

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

48   SHARE BASED PAYMENTS CONTINUED

Rio Tinto Limited - share savings plan

		2005		2004
		Weighted		Weighted
		average		average
	2005	exercise	2004	exercise
	Number	price	Number	price

		A$		A$
Options outstanding at 1 January	2,680,986	27.18	2,415,421	26.71
Granted	707,144	40.92	547,052	29.04
Forfeited	(49,532)	27.31	(254,478)	26.72
Exercised	(407,195)	27.82	(27,009)	27.13
Cancellations	(131,498)	27.34	-	-
Expired	(13,604)	27.86	-	-

Options outstanding at 31 December	2,786,301	30.56	2,680,986	27.18

Weighted average grant-date fair value of options granted during the year (A$)		21.62		14.10
Share price at date of grant for options granted during the year (A$)		56.50		38.85
Weighted average share price of options exercised during the year (A$)		43.83		36.32

			Weighted
		Weighted	average
		average	remaining	Aggregate
		exercise	contractual	intrinsic
	Number	price	life	value

Options outstanding at 31 December 2005		A$	(years)	A$000
Range of exercise prices
A$25 - A$30	2,083,994	27.07	2.02	87,386
A$35 - A$41	702,307	40.92	4.10	19,721

A$25 - A$41	2,786,301	30.56	2.55	107,107

Options outstanding at 31 December 2004
Range of exercise prices
A$25-A$30	2,680,986	27.18	2.6	32,013

As at 31 December 2005 and 2004 there were no options exercisable under the Rio Tinto Limited share savings plan.

Performance-based share option plans
Under the Rio Tinto Share Option Plan 1998, Rio Tinto Share Plan 2004 and Rio Tinto Inland Revenue Approved Share Option Plan 2004, the Company grants selected executives and other key employees share option awards. For pre-2004 awards, vesting is contingent upon achieving increases in the Group‘s earnings per share above certain predetermined target levels over a three year performance period. There is an annual retest on a three year rolling basis until options fully vest or lapse at the end of the option period. This is a non-market condition under IFRS 2; as such, a best estimate of the service period (over which compensation cost is recognised) is made at the grant date and revised to reflect changes in the Group‘s earnings per share and market expectations for future earnings per share growth. For awards granted prior to 2004, the fair value is calculated assuming the performance conditions will be achieved. If such conditions are not met, the previously recognised compensation cost is then reversed.

For awards granted from 2004, vesting is contingent on the Group‘s Total Shareholder Return (“TSR”) equalling or outperforming that of the HSBC Global Mining Index over a three year period. Vesting is based on a sliding scale with zero vesting for performance below the index up to full vesting for performance of 5 per cent p.a. above the index. For grants made before the end of 2006, a single fixed base retest will be made five years after the date of the grant. No retest will be made for grants made after 2006. These “market conditions” have been incorporated in the measurement of fair value for these awards by modelling the correlation between Rio Tinto's TSR and that of the index. The relationship between Rio Tinto‘s TSR and the index was simulated many thousands of times to derive a distribution which, in conjunction with the lattice-based option valuation model, was used to determine the fair value of the options.

The Group has a policy of settling these awards in equity, although the directors at their discretion can offer a cash alternative. The awards are accounted for in accordance with the requirements applying to equity-settled share-based payment transactions.

The exercise price of each option, which has a 10-year life, is equal to the average market price of the relevant Company‘s shares over a 5 working-day period prior to the date of grant. The fair value of each option grant was estimated as at the date of grant using the lattice-based option valuation model. The key assumptions are noted in the following table.

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

48   SHARE BASED PAYMENTS CONTINUED
	Risk-free	Expected	Dividend	Employee	Implied
	interest	volatility	yield	turnover	option
	rate	rate	lifetime	rate	lifetime

	%	%	%	%	(years)
Awards made in 2005
- Rio Tinto plc	4.9	32.0	2.2	3.0	5.5
- Rio Tinto Limited	5.6	26.0	2.1	3.0	6.2

Awards made in 2004
- Rio Tinto plc	4.9	32.0	3.0	5.0	4.7
- Rio Tinto Limited	5.7	26.0	2.8	5.0	5.0

A summary of the status of the Companies‘ performance-based share option plans at 31 December 2005, and changes during the year ended 31 December 2005, is presented below.

Rio Tinto plc - share option plan
		2005		2004
		Weighted		Weighted
		average		average
	2005	exercise	2004	exercise
	Number	price	Number	price

		£		£

Options outstanding at 1 January	8,053,292	12.33	7,662,925	11.93
Granted	979,593	18.26	1,134,053	13.29
Forfeited	(71,312)	14.96	(159,423)	13.09
Exercised	(2,671,418)	11.80	(584,263)	8.69

Options outstanding at 31 December	6,290,155	13.45	8,053,292	12.33

Weighted average fair value of options granted during the year (£)		4.09		2.81
Share price at date of grant for options granted during the year (£)		18.25		12.76
Weighted average share price of options exercised during the year (£)		20.37		15.22

		Weighted	Weighted
		average	average
		exercise	remaining	Aggregate
		price	contractual	intrinsic
	Number		life	value

Options outstanding at 31 December 2005		£	(years)	£'000
Range of exercise prices
£8 - £13	3,356,613	11.80	5.9	49,496
£13 - £19	2,933,542	15.34	7.8	32,894

£8 - £19	6,290,155	13.45	6.8	82,390

Options exercisable at 31 December 2005
Range of exercise prices
£8 - £13	1,555,907	10.85	4.4	24,430
£13 - £19	976,208	14.59	6.2	11,679

£8 - £19	2,532,115	12.29	5.1	36,109

Options outstanding at 31 December 2004
Range of exercise prices
£8 - £10	1,742,875	8.95	4.6	11,082
£12 - £15	6,310,417	13.27	7.6	12,899

£8 - £15	8,053,292	12.33	6.9	23,981

Options exercisable at 31 December 2004
Range of exercise prices
£8 - £10	1,308,908	8.72	4.4	8,627
£12 - £15	1,626,166	12.66	6.2	4,316

£8 - £15	2,935,074	10.90	5.4	12,943

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

48	SHARE BASED PAYMENTS CONTINUED

Rio Tinto Limited - share option plan

		2005		2004
		Weighted		Weighted
		average		average
	2005	exercise	2004	exercise
	Number	price	Number	price

		A$		A$

Options outstanding at 1 January	4,073,599	34.24	3,602,137	33.58
Granted	669,731	47.04	796,683	34.41
Forfeited	(48,880)	37.60	(128,613)	34.91
Exercised	(734,978)	35.30	(196,608)	22.25

Options outstanding at 31 December	3,959,472	36.17	4,073,599	34.24

Weighted average fair value of options granted during the year (A$)		8.93		6.17
Share price at date of grant for options granted during the year (A$)		46.89		33.17
Weighted average share price of options exercised during the year (A$)		49.86		38.28

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
		exercise	life	intrinsic
	Number	price	(years)	value

Options outstanding at 31 December 2005		A$		A$'000
Range of exercise prices
A$23 - A$30	235,639	23.68	3.7	10,680
A$30 - A$40	3,062,992	34.78	6.8	104,804
A$40 - A$48	660,841	47.04	9.2	14,512

A$23 - A$48	3,959,472	36.17	7.1	129,996

Options exercisable at 31 December 2005
Range of exercise prices
A$23 - A$30	235,639	23.68	3.7	10,680
A$30 - A$40	1,162,922	36.49	5.7	37,806

A$23 - A$40	1,398,561	34.33	5.4	48,486

Options outstanding at 31 December 2004
Range of exercise prices
A$20 - A$25	309,660	23.67	4.8	4,785
A$30 - A$40	3,763,939	35.11	7.7	15,086

A$20 - A$40	4,073,599	34.24	7.4	19,871

Options exercisable at 31 December 2004
Range of exercise prices
A$20 - A$25	227,337	23.52	4.6	3,546
A$30 - A$40	890,338	33.01	6.2	5,439

A$20 - A$40	1,117,675	31.08	5.9	8,985

Rio Tinto plc - executive share option scheme

		2005		2004
		Weighted		Weighted
		average		average
	2005	exercise	2004	exercise
	Number	price	Number	price

		£		£

Options outstanding at 1 January	-	-	23,000	8.61
Exercised	-	-	(23,000)	8.61

Options outstanding at 31 December	-	-	-	-

Number of options exercisable at year end	-	-	-	-
Estimated weighted average share price of options exercised during the year (£)		-		14.19

As at 31 December 2005, Rio Tinto plc had no performance options outstanding under the 1985 Executive Share Option Scheme.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

48	SHARE BASED PAYMENTS CONTINUED

Employee share purchase plan
The Rio Tinto Share Ownership Plan is a UK Inland Revenue approved share incentive plan which was approved by Rio Tinto plc shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, eligible employees may save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares ("Partnership" Shares). Rio Tinto matches these purchases on a one for one basis ("Matching" Shares). In addition, eligible employees can receive an annual award of Rio Tinto shares up to a maximum of five per cent of salary, subject to a cap of £3,000 ("Free" Shares).

The fair values of awards of Matching and Free Shares made by Rio Tinto are taken to be the market value of the shares on the date of purchase. The minimum service requirement for employees to benefit from Matching Shares is one year after they are awarded; there is no minimum service requirement to be able to benefit from the award of Free Shares. For accounting purposes, both Matching and Free Shares are assumed to vest immediately. These awards are settled in equity.

A summary of the shares awarded under the Company's employee share purchase plan during the year ended 31 December 2005 is presented below.

Rio Tinto plc - share ownership plan

		2005		2004
		Weighted		Weighted
		average		average
	2005	share	2004	share
	Number	price	Number	price

		£		£

Matching shares	14,040	18.68	19,164	13.99
Free shares	39,460	15.57	48,262	12.53

Total	53,500	16.39	67,426	12.95

		£'000s		£'000s

Total fair value of shares vested during the year		877		873

Performance-based share plans
The mining companies comparative plan is a long-term performance share incentive plan which was approved by shareholders at the 1998 and 2004 annual general meetings. Under this plan, eligible senior executives and other key employees are annually awarded a conditional right to receive shares. These rights only vest if the performance conditions approved by the Remuneration Committee are satisfied. The current performance condition compares Rio Tinto's TSR against a comparator group of 15 other international mining companies over a four year period. For Executive Directors and Product Group CEOs, vesting is based on a sliding scale from zero vesting for TSR performance below that of the company ranked 8th in the comparator group, up to 150 per cent vesting for 1st or 2nd place TSR performance. A different scale applies for other employees. Awards are released to participants in the form of shares or an equivalent amount in cash, as selected by the participant. For Executive Directors and Product Group CEOs, a cash payment will be made equivalent to the dividends that accrued during the vesting period in relation to awards made from 2004. The awards are accounted for in accordance with the requirements applying to cash-settled share-based payment transactions. If any awards are ultimately settled in shares, the liability is transferred direct to equity as the consideration for the equity instruments issued.

The grant date fair value of the awards is taken to be the market value of the shares (including dividends expected to be payable during the vesting period) at the date of award reduced by 50 per cent for anticipated relative TSR performance. In accordance with the method of accounting for liability awards, fair values are subsequently remeasured each year to reflect the number of awards expected to vest based on the current and anticipated TSR performance. It is assumed all senior executives remain in current employment.

A summary of the status of the Companies' performance-based share plans at 31 December 2005, and changes during the year, is presented below.

Rio Tinto plc - mining companies comparative plan

		2005		2004
		Weighted		Weighted
		average		average
		fair value		fair value
	2005	at grant	2004	at grant
	Number	date	Number	date

		£		£

Nonvested shares at 1 January	1,819,497	6.20	1,212,085	5.77
Granted	891,010	7.03	922,534	6.45
Forfeited	(21,532)	6.78	(41,805)	6.28
Failed performance conditions	(343,731)	5.59	(102,513)	5.12
Vested	(68,733)	6.04	(170,804)	5.12

Nonvested shares at 31 December	2,276,511	6.62	1,819,497	6.20

Weighted-average share price at vesting (£)		17.59		14.41

		£' 000s		£'000s

Amount settled in equity during the year		134		208
Amount settled in cash during the year		258		2,252

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

48	SHARE BASED PAYMENTS CONTINUED

Rio Tinto Limited - mining companies comparative plan

		2005		2004
		Weighted		Weighted
		average		average
		fair value		fair value
	2005	at grant	2004	at grant
	Number	date	Number	date

		A$		A$

Nonvested shares at 1 January	1,129,237	16.11	721,094	15.00
Granted	588,483	18.15	603,686	16.44
Forfeited	(12,337)	17.35	(25,270)	16.44
Failed performance conditions	(176,741)	13.21	(63,869)	12.51
Vested	(17,796)	13.41	(106,404)	12.51

Nonvested shares at 31 December	1,510,846	17.27	1,129,237	16.11

Weighted-average share price at vesting (A$)		43.89		35.83

	A$000's	A$000's

Amount settled in equity during the year	342	2,032
Amount settled in cash during the year	394	1,780

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

49	POST RETIREMENT BENEFITS

Description of plans

The Group operates a number of pension and post-retirement healthcare plans around the world. Some of these plans are defined contribution, but the majority are funded defined benefit plans, with assets held in separate trustee administered funds. Valuations of these plans are produced and updated annually to 31 December by independent qualified actuaries.

Pension plans

The majority of the Group's pension obligations are in the UK, US, Canada and Australia.

In the UK, the main pension arrangement is the Rio Tinto Pension Fund, a funded tax-approved plan. The plan has defined benefit and defined contribution sections; the defined benefit section of the plan gives benefits related to final average pay and was closed to new entrants on 1 April 2005. New employees are admitted to the defined contribution section.

In Australia, the Rio Tinto Staff Superannuation Fund is the only significant plan. This plan principally contains defined contribution liabilities but also has defined benefit liabilities. The defined benefits are linked to final average pay and are typically paid in lump sum form.

A number of defined benefit pension plans are sponsored by the US and Canadian entities, typically with separate provision for salaried and hourly paid staff. Benefits for salaried staff include benefits linked to final average pay and benefits determined according to an accumulated cash balance. Benefits for hourly paid staff are reviewed in negotiation with unions.

The Group also operates a number of unfunded defined benefit plans, which are included in the figures below.

Post retirement healthcare plans

Certain subsidiaries of the Group, mainly in the US and Canada, provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants. Eligibility for cover is dependent upon certain age and service criteria. These arrangements are unfunded.

Plan assets

The proportions of the total assets in the pension plans for each asset class were:

					Other
					(mainly
	UK	Australia	US	Canada	Africa)	Total

At 31 December 2005
Equities	69.3%	65.2%	66.4%	64.9%	58.0%	66.4%
Bonds	24.8%	24.0%	18.6%	32.1%	12.1%	24.5%
Property	0.0%	5.8%	8.2%	0.0%	0.0%	2.8%
Other	5.9%	5.0%	6.8%	3.0%	29.9%	6.3%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

At 31 December 2004
Equities	68.2%	66.4%	66.3%	64.5%	54.8%	66.2%
Bonds	27.1%	23.3%	22.3%	34.2%	6.8%	25.7%
Property	0.0%	6.6%	6.9%	0.0%	0.0%	2.8%
Other	4.7%	3.7%	4.5%	1.3%	38.4%	5.3%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

At 31 December 2003
Equities	69.5%	66.5%	65.5%	63.5%	42.2%	65.7%
Bonds	27.1%	24.4%	22.5%	33.5%	7.9%	26.0%
Property	0.0%	5.8%	7.0%	0.0%	0.0%	2.5%
Other	3.4%	3.3%	5.0%	3.0%	49.9%	5.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The plans do not invest directly in property occupied by the Group or in the Group's own financial instruments.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

49	POST RETIREMENT BENEFITS CONTINUED

Main assumptions (rates per annum)

The main assumptions for the valuations of the plans are set out below:

					Other
		Australia			(mainly
	UK	(a)	US	Canada	Africa) (b)

At 31 December 2005
Rate of increase in salaries	4.8%	4.8%	3.9%	4.3%	6.5%
Rate of increase in pensions	2.8%	2.8%	-	-	4.5%
Discount rate	4.8%	4.4%	5.6%	4.8%	7.3%
Inflation	2.8%	2.8%	2.4%	2.6%	4.5%

At 31 December 2004
Rate of increase in salaries	4.9%	4.7%	4.2%	4.4%	6.0%
Rate of increase in pensions	2.9%	2.7%	-	-	4.0%
Discount rate	5.3%	4.5%	5.6%	5.6%	8.5%
Inflation	2.9%	2.7%	2.7%	2.7%	4.0%

At 31 December 2003
Rate of increase in salaries	4.8%	4.0%	4.0%	4.0%	6.5%
Rate of increase in pensions	2.8%	2.5%	-	-	4.5%
Discount rate	5.4%	4.8%	5.9%	6.1%	9.0%
Inflation	2.8%	2.5%	2.5%	2.3%	4.5%

The main financial assumptions used for the healthcare plans, which are predominantly in the US, were: discount rate: 5.6% (2004: 5.6% , 2003: 5.9%), medical trend rate: 9.4% reducing to 4.9% by the year 2011 (2004: 10.7%, reducing to 5.2% by the year 2011, 2003: 11.5% reducing to 5.0% by the year 2011), claims cost based on individual company experience.

For both the pension and healthcare arrangements the post-retirement mortality assumptions allow for future improvements in mortality. The mortality tables used for the main arrangements imply that a male aged 60 at the balance sheet date has an expected future lifetime of 24 years (2004: 24 years).

					Other
		Australia			(mainly
	UK	(a)	US	Canada	Africa) (b)

Long term rate of return expected at 31 December 2005 (c)
Equities	7.3%	6.8%	6.9%	7.1%	9.0%
Bonds	4.3%	4.6%	4.9%	4.3%	7.3%
Property	5.7%	5.6%	5.7%	5.6%	8.2%
Other	4.0%	3.2%	3.4%	3.6%	5.5%

Long term rate of return expected at 31 December 2004
Equities	7.9%	7.2%	7.7%	7.7%	9.0%
Bonds	4.8%	4.7%	5.1%	5.1%	8.5%
Property	6.2%	5.9%	6.3%	6.3%	8.8%
Other	4.5%	3.2%	3.7%	4.0%	5.0%

Long term rate of return expected at 31 December 2003
Equities	7.8%	7.0%	7.5%	7.3%	9.5%
Bonds	5.0%	5.1%	5.4%	5.2%	8.5%
Property	6.4%	6.1%	6.3%	6.3%	8.5%
Other	4.6%	3.1%	3.5%	3.3%	5.6%

(a)	The rate of return on investments and discount rate assumed for Australia is after tax.
(b)	The assumptions vary by location for the 'Other' plans. Assumptions shown are for Africa.
(c)	The expected rates of return shown have been reduced to allow for plan expenses.

The expected rate of return on pension plan assets is determined as management's best estimate of the long term returns of the major asset classes - equities, bonds, property and other - weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging.

The sources used to determine management's best estimate of long term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts' or governments' expectations as applicable.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

49	POST RETIREMENT BENEFITS CONTINUED

Total expense recognised in the income statement

			2005	2004
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Current employer service cost for Defined Benefits ("DB")	(80)	(10)	(90)	(80)
Current employer service cost for Defined Contribution benefits within DB plans	(69)	-	(69)	(53)
Current employer service cost for Defined Contribution plans	(13)	-	(13)	(11)
Interest cost	(280)	(28)	(308)	(286)
Expected return on assets	306	-	306	263
Past service cost	(1)	-	(1)	(19)
Gains on curtailment and settlement	8	-	8	35

Total expense	(129)	(38)	(167)	(151)

The above expense is included as an employee cost within net operating costs.

The curtailment and settlement gain in 2005 primarily reflects a refund of surplus in Canada, which was recognised as a settlement during the year.

Total amount recognised in the Statement of Recognised Income and Expense

	2005	2004
	US$m	US$m

Actuarial gain/(loss)	178	(203)

Cumulative amount recognised in the Statement of Recognised Income and Expense at 31 December	(25)	(203)

Surpluses/(deficits) in the plans

The following amounts were measured in accordance with IAS 19:

At 31 December 2005						Total
	UK	Australia	US	Canada	Other	pensions	Healthcare	Total

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total fair value of plan assets	1,809	1,425	730	931	220	5,115	-	5,115
Present value of obligations - funded	(1,656)	(1,423)	(847)	(1,198)	(191)	(5,315)	-	(5,315)
Present value of obligations - unfunded	(21)	-	(41)	(47)	(15)	(124)	(472)	(596)

Present value of obligations - Total	(1,677)	(1,423)	(888)	(1,245)	(206)	(5,439)	(472)	(5,911)

Aggregate surplus/(deficit) in the plans	132	2	(158)	(314)	14	(324)	(472)	(796)
Comprising:
– Deficits	(21)	(2)	(165)	(320)	(16)	(524)	(472)	(996)

– Surpluses	153	4	7	6	30	200	-	200

At 31 December 2004						Total
	UK	Australia	US	Canada	Other	pensions	Healthcare	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total fair value of plan assets	1,772	1,283	690	824	208	4,777	-	4,777
Present value of obligations - funded	(1,741)	(1,286)	(827)	(1,092)	(172)	(5,118)	-	(5,118)
Present value of obligations - unfunded	(19)	-	(41)	(37)	(12)	(109)	(540)	(649)

Present value of obligations - Total	(1,760)	(1,286)	(868)	(1,129)	(184)	(5,227)	(540)	(5,767)

Aggregate surplus/(deficit) in the plans	12	(3)	(178)	(305)	24	(450)	(540)	(990)
Comprising:
– Deficits	(20)	(7)	(182)	(310)	(10)	(529)	(540)	(1,069)

– Surpluses	32	4	4	5	34	79	-	79

The surplus amounts shown above are included in the balance sheet as Trade and Other Receivables. Deficits are included within Provisions.

Contributions to plans
Group contributions: 2005	-	76	40	57	7	180	26	206
Group contributions: 2004	-	65	38	38	10	151	26	177

The contributions shown include US$8 million (2004: US$7 million) for plans providing purely defined contribution benefits. These contributions are charged against profits, and included in the figures for "current service cost" shown above. In addition, contributions of US$12 million (2004: US$11 million) were made to 401(k) plans in the US. Contributions of US$5m (2004: US$4 million) were made to an industry-wide arrangement that is principally defined contribution in nature. This arrangement, which has defined benefit assets of approximately US$20m, exposes the participating entities to actuarial risks associated with the current and former employees of other entities, with the result that there is no consistent and reliable basis for allocating the obligation, plan assets and cost to individual entities participating in the plan. Consequently, this plan has been accounted for as a defined contribution plan. Surpluses or deficits in this arrangement are not expected to have a material effect on the Group.

In relation to pensions, there are currently no significant regular employer or employee contributions to the UK plans. The next formal valuation of the Rio Tinto Pension Fund is due on 31 March 2006, after which contributions into the Fund may be required. Contributions are made to the main Australian plan according to the recommendation of the plan actuary and are primarily to a mixed defined benefit/defined contribution arrangement (included in the above figures). In North America, contributions are agreed annually in nominal terms. Whilst contributions for 2006 are yet to be determined, contributions in the UK, Australia and Africa are expected to be broadly in line with 2005 contributions. Contributions for 2006 are expected to be around US$20m higher than in 2005 for Canadian plans and around US$40m lower than in 2005 for US plans. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

49	POST RETIREMENT BENEFITS CONTINUED

Movements in the present value of the defined benefit obligation and in the fair value of assets

The amounts shown below include, where appropriate, 100 per cent of the costs, contributions, gains and losses in respect of employees who participate in the plans and who are employed in operations that are proportionally consolidated or equity accounted. Consequently, the costs, contributions, gains and losses do not correspond directly to the amounts disclosed above in respect of the Group. Pure defined contribution plans and industry-wide plans are excluded from the movements below.

	Pension	Other	2005	2004
	benefits	benefits	Total	Total

			US$m	US$m
Change in present value of obligation:
Present value of obligation at start of the year	(5,227)	(540)	(5,767)	(4,867)
Current employer service cost	(164)	(10)	(174)	(148)
Interest cost	(280)	(28)	(308)	(286)
Contributions by plan participants	(35)	-	(35)	(27)
Experience gain	47	92	139	(148)
Changes in actuarial assumptions loss	(167)	(13)	(180)	(429)
Benefits paid	322	26	348	297
Subsidiaries sold	-	-	-	7
Inclusion of new arrangements	-	-	-	(40)
Past service cost	(1)	-	(1)	(19)
Settlement gain	8	-	8	35
Currency exchange rate gain/(loss)	58	1	59	(142)

Present value of obligation at end of the year	(5,439)	(472)	(5,911)	(5,767)

Experience gains and (losses) on obligations: (i.e. variances between the estimate of obligations and the subsequent outcome)
(US$m)			139	(148)
As a percentage of the present value of the obligations			2%	-3%

Change in assumptions
Loss (US$m)			(180)	(429)

	Pension	Other	2005	2004
	benefits	benefits	Total	Total

			US$m	US$m
Change in plan assets:
Fair value of plan assets at the start of the year	4,777	-	4,777	4,053
Expected return on plan assets	306	-	306	263
Actuarial gain on plan assets	223	-	223	387
Contributions by plan participants	35	-	35	27
Contributions by employer	181	26	207	184
Benefits paid	(322)	(26)	(348)	(297)
Inclusion of new arrangements	-	-	-	40
Assets refunded to the employer	(12)	-	(12)	-
Currency exchange rate (loss)/gain	(73)	-	(73)	120

Fair value of plan assets at the end of the year	5,115	-	5,115	4,777

Actual return on plan assets			529	650

Difference between the expected and actual return on plan assets:
Gain (US$m)			223	387
As a percentage of plan assets			4%	8%

Post retirement healthcare - sensitivity to changes in assumptions

An increase of 1 per cent in the assumed medical cost trend rates would increase the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by US$6m (2004: US$6m), and increase the benefit obligation for these plans by US$67m (2004:US$66m). A decrease of 1 per cent in the assumed medical cost trend rates would decrease the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by US$5m (2004:US$5m), and decrease the benefit obligation for these plans by US$56m (2004: US$54m).

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

50	RECONCILIATION OF PROFIT FOR 2004 AND SHAREHOLDERS’ EQUITY UNDER UK GAAP TO EU IFRS

The previously published financial statements for the year ended 31 December 2004 were reported under UK GAAP. The analysis below shows a reconciliation of shareholders’ equity and profit as reported under UK GAAP, as at 31 December 2004, to the shareholders’ equity and profit restated under IFRS, as reported in these financial statements. In addition, there is a reconciliation of shareholders’ equity under UK GAAP to IFRS at the transition date for these Groups, being 1 January 2004. Explanations of the IFRS adjustments affecting both profit and shareholders’ equity are given on pages A-88 and A-89.

	Attributable to
	shareholders	Outside
	of Rio Tinto	Interests	Total

Reconciliation of profit for the year ended 31 December 2004	US$m	US$m	US$m
Rio Tinto Group
Profit under UK GAAP	2,813	(58)	2,755
Increase/(decrease) net of tax in respect of:
Reversal of goodwill amortisation	77	-	77
Post retirement benefits	25	2	27
Share based payments	(27)	-	(27)
Deferred tax	(7)	-	(7)
Profit on disposal of interests in businesses (including investments)	262	-	262
Exchange gains/(losses) on external net debt and intra group balances	159	12	171
Mark to market of derivatives	12	-	12
Other	(17)	(9)	(26)

Profit under EU IFRS	3,297	(53)	3,244

	Attributable to
	shareholders	Outside
	of Rio Tinto	Interests	Total

Reconciliation of profit for the year ended 31 December 2004	US$m	US$m	US$m
Rio Tinto plc - part of Rio Tinto Group
Profit under UK GAAP	2,073	(100)	1,973
Increase/(decrease) net of tax in respect of:
Reversal of goodwill amortisation	37	-	37
Post retirement benefits	11	(3)	8
Share based payments	(16)	-	(16)
Deferred tax	(16)	-	(16)
Profit on disposal of interests in businesses (including investments)	261	-	261
Exchange gains/(losses) on external net debt and intra-group balances	10	6	16
Mark to market of derivatives	(10)	-	(10)
Other	27	(11)	16
Share of IFRS adjustments of Rio Tinto Limited	67	-	67

Profit under EU IFRS	2,444	(108)	2,336

	Attributable to
	shareholders	Outside
	of Rio Tinto	Interests	Total

Reconciliation of profit for the year ended 31 December 2004	US$m	US$m	US$m
Rio Tinto Limited - part of Rio Tinto Group
Profit under UK GAAP	1,185	42	1,227
Increase/(decrease) net of tax in respect of:
Reversal of goodwill amortisation	40	-	40
Post retirement benefits	14	5	19
Share based payments	(11)	-	(11)
Deferred tax	9		9
Profit on disposal of interests in businesses (including investments)	1	-	1
Exchange gains/(losses) on external net debt and intra-group balances	149	6	155
Mark to market of derivatives	22	-	22
Other	(44)	28	(16)

Profit under EU IFRS	1,365	81	1,446

	Attributable to
	shareholders	Outside
	of Rio Tinto	Interests	Total

Reconciliation of shareholders’ equity at 1 January 2004 (date of transition to IFRS)	US$m	US$m	US$m
Rio Tinto Group
Under UK GAAP	10,037	1,003	11,040
Increase/(decrease) net of tax in respect of:
Deferred tax	(885)	(108)	(993)
Post retirement benefits	(659)	(66)	(725)
Dividends	469	-	469
Exchange differences on capital expenditure hedges	93	-	93
Mark to market of derivative contracts	139	-	139
Other	6	(6)	-

Under EU IFRS	9,200	823	10,023

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

50	RECONCILIATION OF PROFIT FOR 2004 AND SHAREHOLDERS’ EQUITY UNDER UK GAAP TO EU IFRS CONTINUED

	Attributable to
	shareholders	Outside
	of Rio Tinto	Interests	Total

Reconciliation of shareholders’ equity at 1 January 2004 (date of transition to IFRS)	US$m	US$m	US$m
Rio Tinto plc - part of Rio Tinto Group
Under UK GAAP	7,343	240	7,583
Increase/(decrease) net of tax in respect of:
Deferred tax	(105)	(4)	(109)
Post retirement benefits	(521)	(4)	(525)
Dividends	299	-	299
Exchange differences on capital expenditure hedges	(26)	1	(25)
Other	39	(4)	35
Share of IFRS adjustments of Rio Tinto Limited	(196)	-	(196)

Under EU IFRS	6,833	229	7,062

	Attributable to
	shareholders	Outside
	of Rio Tinto	Interests	Total

Reconciliation of shareholders’ equity at 1 January 2004 (date of transition to IFRS)	US$m	US$m	US$m
Rio Tinto Limited - part of Rio Tinto Group
Under UK GAAP	4,324	1,263	5,587
Increase/(decrease) net of tax in respect of:
Deferred tax	(780)	(104)	(884)
Post retirement benefits	(138)	(62)	(200)
Dividends	170	-	170
Exchange differences on capital expenditure hedges	119	(1)	118
Mark to market of derivative contracts	139	-	139
Other	(33)	(2)	(35)

Under EU IFRS	3,801	1,094	4,895

	Attributable to
	shareholders	Outside
	of Rio Tinto	Interests	Total

Reconciliation of shareholders’ equity at 31 December 2004	US$m	US$m	US$m
Rio Tinto Group
Under UK GAAP	12,584	936	13,520
Increase/(decrease) net of tax in respect of:
Deferred tax	(899)	(114)	(1,013)
Post retirement benefits	(764)	(91)	(855)
Dividends	626	-	626
Exchange differences on capital expenditure hedges	162	-	162
Goodwill	74	-	74
Mark to market of derivative contracts	99	3	102
Other	(5)	(20)	(25)

Under EU IFRS	11,877	714	12,591

	Attributable to
	shareholders	Outside
	of Rio Tinto	Interests	Total

Reconciliation of shareholders’ equity at 31 December 2004	US$m	US$m	US$m
Rio Tinto plc - part of Rio Tinto Group
Under UK GAAP	9,139	119	9,258
Increase/(decrease) net of tax in respect of:
Deferred tax	(108)	(6)	(114)
Post retirement benefits	(586)	3	(583)
Dividends	401	-	401
Exchange differences on capital expenditure hedges	(27)	-	(27)
Goodwill	34	-	34
Other	55	(16)	39
Share of IFRS adjustments of Rio Tinto Limited	(178)	-	(178)

Under EU IFRS	8,730	100	8,830

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

50   RECONCILIATION OF PROFIT FOR 2004 AND SHAREHOLDERs’ EQUITY UNDER UK GAAP TO EU IFRS CONTINUED

	Attributable to
	shareholders	Outside
	of Rio Tinto	Interests	Total

Reconciliation of shareholders’ equity at 31 December 2004	US$m	US$m	US$m
Rio Tinto Limited - part of Rio Tinto Group
Under UK GAAP	5,515	1,317	6,832
Increase/(decrease) net of tax in respect of:
Deferred tax	(791)	(108)	(899)
Post retirement benefits	(178)	(94)	(272)
Dividends	225	-	225
Exchange differences on capital expenditure hedges	189	-	189
Goodwill	40	-	40
Mark to market of derivative contracts	99	3	102
Other	(60)	(4)	(64)

Under EU IFRS	5,039	1,114	6,153

Explanations of differences between UK GAAP and EU IFRS giving rise to adjustments in the reconciliations
The Group’s transition date for IFRS was 1 January 2004. The principal differences between UK GAAP and EU IFRS impacting on the Group’s financial statements are explained as follows.

Reversal of goodwill amortisation
The systematic amortisation of goodwill under UK GAAP, by an annual charge to the profit and loss account, ceased under IFRS. The carrying value of goodwill is subject to annual impairment reviews.

Post retirement benefits
Under UK GAAP, the Group applied SSAP 24, Accounting for Pension Costs, under which post retirement benefit surpluses and deficits were spread over the expected average remaining service lives of relevant current employees. Under IAS 19 the basis of calculating the surplus or deficit differs from SSAP 24. In addition, IAS 19 permits three alternative ways in which the surplus or deficit can be recognised. The Group has chosen to recognise actuarial gains and losses directly in shareholders’ equity via the Statement of Recognised Income and Expense (SORIE). The annual service cost and net financial income on the assets and liabilities of the Group’s post retirement benefit plans are recognised through earnings.

Share based payments
Under UK GAAP, no cost was recognised in respect of the Group’s share option schemes. IFRS requires the economic cost of share option plans to be recognised by reference to fair value on the grant date and charged to the income statement over the expected vesting period.

Deferred tax on fair value adjustments arising on acquisitions
IFRS requires deferred tax to be recognised on all fair value adjustments, other than those recorded as goodwill. The profit under IFRS will benefit as the additional deferred tax provisions are released to the Income Statement in line with the amortisation of the related fair value adjustments.

For acquisitions prior to 1 January 2004, the increase in deferred tax provisions was reflected as a reduction in opening shareholders’ equity. For acquisitions after 1 January 2004, these additional deferred tax provisions are offset by increases to the value of goodwill or other acquired assets.

Deferred tax on unremitted earnings
Under UK GAAP, tax was only provided on unremitted earnings to the extent that dividends were accrued or if there was a binding agreement for the distribution of earnings at the reporting date. Under IFRS, full provision must be made for tax arising on unremitted earnings from subsidiaries, joint ventures and associated companies, except to the extent that the Group can control the timing of remittances and remittance is not probable in the foreseeable future.

Deferred tax related to closure costs
Under IFRS, deferred tax is not provided on the depreciation of capitalised closure costs, except to the extent that the capitalised amount was first recognised in accounting for an acquisition.

Profits on disposal of subsidiaries, joint ventures, associates and undeveloped properties
In 2004, the majority of additional profit on disposals under IFRS arose because under UK GAAP goodwill that had been eliminated against reserves at the time of the acquisition was reinstated and charged against earnings at the time of disposal. Such reinstatement does not apply under IFRS.

Exchange differences on net debt
The Group finances its operations primarily in US dollars. A substantial part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Under IFRS, exchange gains and losses relating to such US dollar debt and also certain intragroup financing balances are included in the Group US dollar income statement, whereas under UK GAAP they were taken to reserves.

Mark to market of derivative contracts
Some derivative contracts that qualified for hedge accounting under UK GAAP do not qualify for hedge accounting under IFRS, for example because the instrument is not located in the operation which carries the exposure. These contracts are marked to market under IFRS, thereby giving rise to charges or credits to the income statement in periods before the hedged transaction is recognised.

Exchange differences on capital expenditure hedges
Some of the derivative contracts that were taken out to fix the non US dollar component of capital expenditure in previous periods do not qualify for hedge accounting under IFRS. The adjustment to the carrying value of property, plant and equipment that under UK GAAP had been stated net of realised exchange gains and losses on forward contracts hedging capital expenditure, increased shareholders’ equity by US$93 million at 1 January 2004 (Rio Tinto Limited: US$119 million, Rio Tinto plc: US$19 million).

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

50   RECONCILIATION OF PROFIT FOR 2004 AND SHAREHOLDERS’ EQUITY UNDER UK GAAP TO IFRS CONTINUED

Dividends
Under IFRS, dividends that do not represent a present obligation at the reporting date are not included in the balance sheet. Hence, the Companies’ proposed dividends are not recognised in the Group accounts until the period in which they are declared by the directors or approved by shareholders.

Subsidiaries, joint ventures and associates
The basis for determining the presentation of partly owned operations in the Group’s financial statements differs in certain respects between IFRS and UK GAAP. The Group has decided to adopt equity accounting for all jointly controlled entities.

Adjustments to the cash flow statement
The pre-tax cash flows from operations for the year ended 31 December 2004, including dividends from jointly controlled entities and associates, were similar to those under UK GAAP. Some operations equity accounted under UK GAAP are proportionally consolidated under IFRS, and vice-versa, with the effect that the increase in cash flow from subsidiary operations is largely offset by lower reported dividends from jointly controlled entities and associates.

Changes between proportional consolidation and equity accounting also resulted in an additional US$52 million being recognised in the Group cash flow statement for the purchase of property, plant & equipment and intangible assets (Rio Tinto Limited: US$19 million, Rio Tinto plc: US$33 million), and a US$33 million reduction in the funding of joint ventures’ and associates’ capital expenditure (Rio Tinto Limited: US$21 million, Rio Tinto plc: US$12 million).

In addition to the effect of changes between proportional consolidation and equity accounting, the Group’s capital expenditure was increased by a further US$78 million (Rio Tinto Limited: US$73 million, Rio Tinto plc: US$5 million) as the result of the separate presentation of realised gains on currency forward contracts related to the purchase and construction of fixed assets. These gains are presented in the restated cash flow statement within “cash flows relating to derivatives”.

In accordance with IAS 7 ‘Cash flow statements’, cash equivalents include certain bank deposits with a maturity of greater than 24 hours. These were previously shown as current asset investments, as they did not fall within the definition of cash according to UK GAAP. The effect of this reclassification was a US$67 million decrease in cash and cash equivalent inflows for the year ended 31 December 2004 (Rio Tinto Limited: US$43 million increase, Rio Tinto plc: US$110 million decrease), and an additional US$103 million being categorised as cash and cash equivalents in the balance sheet at 31 December 2004 (Rio Tinto Limited: US$67 million, Rio Tinto plc: US$36 million).

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

51   RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT

		Gross turnover (a)		EBITDA (b)		Net earnings (c)
	Rio Tinto
	interest	2005	2004	2005	2004	2005	2004

	%	US$m	US$m	US$m	US$m	US$m	US$m
Iron Ore
Hamersley (inc. HIsmelt®)	100.0	3,387	1,858	1,924	772	1,219	430
Robe River	53.0	1,113	614	726	318	362	130
Iron Ore Company of Canada	58.7	954	428	451	55	148	4
Rio Tinto Brasil	(d)	43	109	1	31	(7)	1

		5,497	3,009	3,102	1,176	1,722	565

Energy
Kennecott Energy	100.0	1,197	1,125	257	298	135	180
Rio Tinto Coal Australia	(e)	2,302	1,585	1,067	536	572	236
Rössing	68.6	163	124	24	8	2	(4)
Energy Resources of Australia	68.4	205	174	94	70	24	19

		3,867	3,008	1,442	912	733	431

Industrial Minerals (b)		2,487	2,126	563	554	187	243

Aluminium	(f)	2,744	2,356	855	688	392	331

Copper
Kennecott Utah Copper	100.0	2,141	1,091	1,436	498	1,037	311
Escondida	30.0	1,239	1,003	1,014	699	602	406
Freeport	(g)	-	43	-	7	-	(4)
Grasberg joint venture	(h)	657	159	436	98	232	32
Palabora	47.2	371	305	77	(20)	19	(21)
Kennecott Minerals	100.0	256	263	119	130	73	82
Other Copper	(i)	175	169	109	91	57	54

		4,839	3,033	3,191	1,503	2,020	860

Diamonds
Argyle	100.0	572	322	252	102	117	40
Diavik	60.0	460	420	334	316	143	147
Murowa	78.0	44	2	31	1	21	1

		1,076	744	617	419	281	188

Other Operations		93	167	36	81	2	25

Product Group Total		20,603	14,443	9,806	5,333	5,337	2,643
Other items		139	87	(284)	(250)	(164)	(174)
Exploration and evaluation				(190)	(142)	(174)	(128)
Net interest						(44)	(69)
Underlying earnings				9,332	4,941	4,955	2,272
Items excluded from Underlying earnings				407	1,170	260	1,025
Less: share of jointly controlled entities and associates’ turnover		(1,709)	(1,576)

Total		19,033	12,954	9,739	6,111	5,215	3,297

Depreciation and amortisation in subsidiaries				(1,334)	(1,171)
Impairment reversal/(charge)				3	(548)
Depreciation and amortisation in jointly controlled entities and associates				(281)	(228)
Taxation and finance items in jointly controlled entities and associates				(429)	(314)

Profit on ordinary activities before finance costs and tax				7,698	3,850

(a)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of jointly controlled entities and associates.
(b)	EBITDA of subsidiaries and the Group’s share of jointly controlled entities and associates represents profit before: tax, net finance items, depreciation and amortisation.
(c)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to jointly controlled entities and associates include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.
(d)	In 2004, Rio Tinto owned a 51 per cent interest in Morro do Ouro, which was sold on 31 December 2004.
(e)	Includes Rio Tinto's 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.
(f)	Includes Rio Tinto's interests in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).
(g)	On 30 March 2004 Rio Tinto sold its 13.1 per cent shareholding in Freeport-McMoRan Copper & Gold Inc. The sale of the shares does not affect the terms of the Grasberg joint venture referred to below.
(h)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(i)	During July 2004, Rio Tinto sold its interest in Somincor and Zinkgruvan.
(j)	Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Commodity analysis in which the contributions of individual business units are attributed to several products as appropriate.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS (continued)

51	RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT

	Capital expenditure (k)		Depreciation & amortisation (l)		Operating assets (m)		Employees
	2005	2004	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Iron Ore
Hamersley (inc. HIsmelt®)	935	757	174	158	2,555	2,234	2,926	2,581
Robe River	160	109	89	83	1,487	1,640	553	527
Iron Ore Company of Canada	98	51	47	41	451	521	1,752	1,528
Rio Tinto Brasil	36	18	5	7	81	50	449	975

	1,229	935	315	289	4,574	4,445	5,680	5,611

Energy
Kennecott Energy	204	162	85	86	908	810	1,958	1,771
Rio Tinto Coal Australia	171	73	164	167	1,147	1,282	2,228	1,999
Rössing	3	2	16	15	66	40	831	814
Energy Resources of Australia	34	7	40	35	180	179	330	273

	412	244	305	303	2,301	2,311	5,347	4,857

Industrial Minerals	235	248	172	173	2,311	2,209	6,698	6,575

Aluminium	242	505	274	190	3,361	3,521	4,296	4,077

Copper
Kennecott Utah Copper	164	69	136	90	1,144	1,075	1,571	1,449
Escondida	229	113	69	54	812	594	840	851
Freeport	-	-	-	3	-	-	-	-
Grasberg joint venture	45	30	35	43	321	397	1,729	1,783
Palabora	17	30	32	41	226	360	1,796	1,734
Kennecott Minerals	34	36	32	27	129	135	388	372
Other Copper	16	48	33	23	177	192	174	467

	505	326	337	281	2,809	2,753	6,498	6,656

Diamonds
Argyle	77	89	78	44	523	639	817	809
Diavik	121	49	79	64	548	574	362	377
Murowa	5	14	5	-	14	16	81	76

	203	152	162	108	1,085	1,229	1,260	1,262

Other Operations	5	13	35	45	143	242	223	1,432

Product Group total	2,831	2,423	1,600	1,389	16,584	16,710	30,002	30,470

Other items	63	8	12	556	(305)	(1,029)	1,264	1,252
Exploration and evaluation	4	(3)	3	2	(18)	5	588	704
Less: jointly controlled entities and associates	(382)	(213)	(281)	(228)

Total	2,516	2,215	1,334	1,719	16,261	15,686	31,854	32,426

Less: net debt					(1,313)	(3,809)

Total shareholders' equity					14,948	11,877

(k)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment and intangible assets other than exploration. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(l)	Depreciation figures include 100 per cent of subsidiaries' depreciation and amortisation and include Rio Tinto's share of the depreciation and amortisation of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates are deducted before arriving at the total depreciation and amortisation charge.

(m)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies' debt). For jointly controlled entities and associates, Rio Tinto's net investment is shown.

(n)	Certain items which were reported in the 2004 financial statements as central items have been allocated to the Business Units to which they relate.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles

Rio Tinto plc -	Rio Tinto Limited -
part of Rio Tinto	part of Rio Tinto	Rio Tinto
Group	Group	Group

2005	2005	2005

US$m	US$m	US$m

Profit for the period under IFRS	3,651	2,812	5,498
Less attributable to outside equity shareholders	(47)	(236)	(283)

Profit excluding amounts attributable to outside shareholders under IFRS	3,604	2,576	5,215
Increase/(decrease) before tax in respect of:
Amortisation of intangibles - subsidiaries and jointly controlled assets	(40)	-	(40)
Amortisation of intangibles - equity accounted units (excluding Rio Tinto Limited)	(4)	-	(4)
Amounts attributed to assets on acquisition	-	(44)	(44)
Mark to market of derivative contracts	-	(4)	(4)
Profit on sale of operations	(15)	-	(15)
Pensions/post retirement benefits	(49)	(19)	(68)
Exploration and evaluation	(34)	(35)	(69)
Depreciation based on proven & probable ore reserves	(1)	(162)	(163)
Effect of price assumptions specified for determination of ore reserves for US GAAP depreciation/amortisation	(9)	(11)	(20)
Effect of changes in functional currency	(28)	(3)	(31)
Start up costs	13	(12)	1
Other	18	29	47
Taxation:
Tax effect of the above adjustments	15	80	95
Tax relief on depreciation of asset retirement obligations	2	13	15
Other tax adjustments	32	(2)	30
Outside shareholders' interests in the above adjustments	(2)	26	24
Share of US GAAP adjustments of Rio Tinto Limited	(54)	-	-

Net income under US GAAP	3,448	2,432	4,969

Basic earnings per ordinary share under US GAAP	322.5	c	515.4	c	364.3	c

Diluted earnings per ordinary share under US GAAP	321.6	c	513.1	c	363.1	c

There are no differences between International Financial Reporting Standards (IFRS) and IFRS adopted by the European Union (EU IFRS) that would impact on the financial statements of the Rio Tinto Group for the years ended 31 December 2004 and 2005.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles

Rio Tinto plc -	Rio Tinto Limited -
part of Rio Tinto Group	part of Rio Tinto Group	Rio Tinto Group

2004	2004	2004

US$m	US$m	US$m

Profit for the period under IFRS	2,336	1,446	3,244
Less attributable to outside shareholders	108	(81)	53

Profit excluding amounts attributable to outside shareholders under IFRS	2,444	1,365	3,297
Increase/(decrease) before tax in respect of:
Amortisation of intangibles - subsidiaries and jointly controlled assets	(44)	-	(44)
Amortisation of intangibles - equity accounted units (excluding Rio Tinto Limited)	(6)	-	(6)
Amounts attributed to assets on acquisition	(1)	(36)	(37)
Mark to market of derivative contracts	4	(12)	(8)
Profit on sale of operations	(114)	-	(114)
Adjustments to asset carrying values - subsidiaries and jointly controlled assets	(5)	-	(5)
Pensions/post retirement benefits	(2)	(23)	(25)
Exploration and evaluation	(33)	(35)	(68)
Depreciation based on proven & probable ore reserves	(1)	(67)	(68)
Effect of price assumptions specified for determination of ore reserves for US GAAP depreciation/amortisation	(94)	(2)	(96)
Share options	3	3	6
Start up costs	1	5	6
Other	(16)	12	(4)
Taxation:
Tax effect of the above adjustments	31	61	92
Tax relief on depreciation of asset retirement obligations	3	17	20
Other tax adjustments	(137)	(2)	(139)
Outside shareholders' interests in the above adjustments	1	15	16
Share of US GAAP adjustments of Rio Tinto Limited	(24)	-	-

Net income under US GAAP	2,010	1,301	2,823

Basic earnings per ordinary share under US GAAP	188.3	c	260.6	c	204.7	c

Diluted earnings per ordinary share under US GAAP	188.0	c	260.1	c	204.4	c

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles (continued)

	Rio Tinto plc -	Rio Tinto Limited -
	part of Rio Tinto Group	part of Rio Tinto Group	Rio Tinto Group

	2005	2005	2005

	US$m	US$m	US$m

Total equity under IFRS	11,445	6,442	15,739
Less attributable to outside equity shareholders	(84)	(707)	(791)

Equity excluding amounts attributable to outside shareholders under IFRS	11,361	5,735	14,948
Increase/(decrease) before tax in respect of:
Goodwill - subsidiaries and jointly controlled assets	1,098	296	1,394
Goodwill - equity accounted units (excluding Rio Tinto Limited)	5	-	5
Intangibles - subsidiaries and jointly controlled assets	156	-	156
Intangibles - equity accounted companies (excluding Rio Tinto Limited)	32	-	32
Amounts attributed to assets on acquisition	31	1,043	1,074
Mark to market of derivative contracts	8	(19)	(11)
Adjustments to asset carrying values - subsidiaries and jointly controlled assets	87	378	465
Pensions/post retirement benefits	144	232	376
Exploration and evaluation	(75)	(165)	(240)
Depreciation based on proven & probable ore reserves	33	(362)	(329)
Effect of price assumptions specified for determination of ore reserves for US GAAP depreciation/amortisation	(174)	(13)	(187)
Effect of changes in functional currency	89	54	143
Provision for close down and restoration costs	(41)	94	53
Start up costs	(104)	(40)	(144)
Other	20	(63)	(43)
Tax effect of the above adjustments	(100)	(270)	(370)
Tax relief on depreciation of asset retirement obligations	19	101	120
Other tax adjustments	-	4	4
Outside shareholders’ interests in the above adjustments	11	(243)	(232)
Share of US GAAP adjustments of Rio Tinto Limited	384	-	-

Shareholders’ funds under US GAAP	12,984	6,762	17,214

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     RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles (continued)

	Rio Tinto plc -	Rio Tinto Limited -
	part of Rio Tinto Group	part of Rio Tinto Group	Rio Tinto Group
	2004	2004	2004

	US$m	US$m	US$m

Total equity and non-equity under IFRS	8,830	6,153	12,591
Less attributable to outside equity and non-equity shareholders	(100)	(1,114)	(714)

Equity excluding amounts attributable to outside shareholders under IFRS	8,730	5,039	11,877
Increase/(decrease) before tax in respect of:
Goodwill - subsidiaries and jointly controlled assets	1,105	311	1,416
Goodwill - equity accounted companies (excluding Rio Tinto Limited)	5	-	5
Intangibles - subsidiaries and jointly controlled assets	196	-	196
Intangibles - equity accounted companies (excluding Rio Tinto Limited)	36	-	36
Amounts attributed to assets on acquisition	31	1,152	1,183
Mark to market of derivative contracts	(39)	58	19
Adjustments to asset carrying values - subsidiaries and jointly controlled assets	117	399	516
Pensions/post retirement benefits	346	264	610
Exploration and evaluation	(41)	(136)	(177)
Depreciation based on proven & probable ore reserves	34	(219)	(185)
Effect of price assumptions specified for determination of ore reserves for US GAAP depreciation/amortisation	(176)	(2)	(178)
Provision for close down and restoration costs	(63)	70	7
Start up costs	(128)	(30)	(158)
Other	83	(91)	(8)
Tax effect of the above adjustments	(123)	(379)	(502)
Tax relief on depreciation of asset retirement obligations	17	88	105
Other tax adjustments	(45)	6	(39)
Outside shareholders’ interests in the above adjustments	22	(283)	(261)
Share of US GAAP adjustments of Rio Tinto Limited	453	-	-

Shareholders’ funds under US GAAP	10,560	6,247	14,462

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52   Reconciliation to US Accounting Principles (continued)

The Group’s financial statements have been prepared in accordance with the Standards and Interpretations included within International Financial Reporting Standards (IFRS) as adopted by the European Union, which differ in certain respects from those in the United States (‘US GAAP’). These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and Rio Tinto shareholders’ funds that would be required under US GAAP is set out on the preceding pages.

Goodwill and indefinite lived intangible assets
Goodwill included in the Group’s opening IFRS balance sheet in respect of acquisitions made prior to 1 January 2004 is stated at its carrying amount on that date under UK GAAP (“previous GAAP”). Goodwill on acquisitions in 1997 and previous years was eliminated against reserves under the previous GAAP and was not reinstated on transition to IFRS. Goodwill on acquisitions between 1998 and 2003 inclusive was capitalised and amortised over its expected useful economic life and any amortisation charged up to 1 January 2004 was not reversed under IFRS. From 2004, under IFRS, goodwill and indefinite lived intangible assets are capitalised and tested annually for impairment; but are not subject to amortisation. Under US GAAP, goodwill is capitalised and, until 2001, was amortised by charges against income over the period during which it was expected to be of benefit, subject to a maximum of 40 years. Goodwill previously eliminated against reserves was therefore reinstated under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised under US GAAP but are reviewed annually for impairment under SFAS 142 ‘Goodwill and Other Intangible Assets’

Intangible assets
The implementation of SFAS 141‘Business Combinations’ resulted in the reclassification of US$340 million from goodwill to finite lived intangible assets at 1 January 2002 under US GAAP. The accumulated cost relating to these intangible assets at 31 December 2005 was US$714 million and accumulated amortisation was US$526 million. This reclassification, which relates to acquisitions prior to 1 January 2004, has not been recognised under IFRS. The total amortisation expense for 2005 in respect of the amounts reclassified under US GAAP was US$44 million, of which US$13 million is related to the amortisation of goodwill previously eliminated against reserves and classified as finite lived intangible assets under US GAAP. The remaining US$31 million relates to the amortisation of assets classified as goodwill on the IFRS balance sheet but classified as finite lived intangible assets under US GAAP. The estimated incremental amortisation charge under US GAAP relating to intangible assets is US$44m per year.

Amounts attributed to assets on acquisition
IFRS requires the recognition of a provision for deferred tax on all fair value adjustments arising on acquisition other than those recorded as goodwill which results in a difference between the book and tax basis. On first application of IFRS, this resulted in an additional provision for deferred tax in respect of acquisitions prior to 1 January 2004 which was charged against retained earnings and gave rise to a reduction in IFRS shareholders’ funds. For acquisitions post 1 January 2004 these deferred tax provisions give rise to a corresponding increase in the amounts attributable to acquired assets and/or goodwill. Under US GAAP, provision for deferred tax on acquisitions produces a corresponding increase in the amounts attributed to acquired assets and/or goodwill and therefore has no effect on shareholders’ funds. This results in an additional amount attributed to assets under US GAAP in respect of acquisitions prior to 1 January 2004. This also means that an additional charge arises under US GAAP in respect of depreciation of the amounts attributed to acquired assets.

Mark to market of derivative contracts
The Group is party to derivative contracts which are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. From 1 January 2005, under IAS 39 ‘Financial Instruments: Recognition and Measurement’, all derivatives are initially recognised at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

The US standard, FAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’, is similar but not identical to IAS 39. In 2005, an additional loss of US$4 million (US$1 million gain after tax and minorities) was recognised in US GAAP earnings primarily as a result of the recognition at fair value of additional embedded derivatives for US GAAP. For IFRS, the currency exposures in these contracts are not recognised in the balance sheet because the currency of the contract is considered to be ‘commonly used’ in the counterparty’s country of operation.

Prior to 1 January 2005, under IFRS, derivative contracts which had been entered into by the Group in respect of its firm commitments or anticipated transactions, in order to hedge its exposure to fluctuations in exchange rates against the US dollar, but which were not located in the entity with the exposure were fair valued at the balance sheet date. Gains and losses on other derivatives were deferred and recognised subsequently when the hedged transaction occurred. Where contracts and financial instruments contained embedded derivatives, these were not recognised at fair value. Under US GAAP, all derivative instruments and certain embedded derivatives are included in the balance sheet as assets or liabilities measured at fair value. Additional pre-tax losses of US$8 million (US$7 million after tax and minorities) were therefore recognised under US GAAP in 2004. Except as indicated above, such differences between IFRS and US GAAP did not continue beyond 1 January 2005.

Profit on sale of operations
The profit on sale of operations may be different under US GAAP when the book values under US GAAP include goodwill which is not reinstated under IFRS or other GAAP adjustments which increase or decrease the carrying value of operations sold.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles (continued)

Adjustments to asset carrying values
Impairment of fixed assets under IFRS is recognised and measured by reference to the discounted cash flows expected to be generated by an Income Generating Unit or fair value less costs to sell if higher. Under US GAAP, impairment, other than that relating to equity accounted investments, is recognised only when the anticipated undiscounted cash flows, excluding cash flows relating to liabilities for asset retirement obligations, are insufficient to recover the carrying value of the asset group.

However, where an asset group is found to be impaired under US GAAP, its carrying value is written down to fair value. Fair value is normally assessed by reference to the discounted cash flows expected to be generated from the asset group, generally using the same assumptions and bases as those applicable under IFRS. For example, the evaluation is on a pre-tax and pre-debt basis. The amount of such impairment is, therefore, generally similar under US GAAP to that computed under IFRS, except where the US GAAP carrying value is different from that under IFRS. This may result from additional goodwilll carried in the balance sheet under US GAAP. Furthermore, US GAAP, SFAS 143 Accounting for Asset Retirement Obligations’ requires that estimated cash flows related to a liability for an asset retirement obligation that has been recognised in the financial statements are excluded from the the discounted cash flows used to measure the asset’s fair value.

In 2004, the impact of applying the guidance in SFAS 143 resulted in an additional impairment recognised under US GAAP of US$5 million pre-tax (US$ nil net of tax and minorities).

Under IFRS, impairment provisions, except those relating to goodwill, may be written back in a subsequent year if the expected recoverable amount of the Income Generating Unit increases. Any credits to IFRS earnings resulting from such write backs are reversed in the reconciliation to US GAAP because the reversal of impairment provisions is not permitted under US GAAP.‚

Under US GAAP, APB 18 ‘The Equity Method of Accounting for Investments in Common Stock’ provides that impairment of an equity accounted investment is recognised and measured by comparing the fair value of the investment with its carrying value. Any differences in impairment charges from IFRS would generally relate to differences in the carrying value. These differences may arise where the US GAAP carrying value includes goodwill that was written off to reserves on acquisition but not reinstated for IFRS.

Pensions/post retirement benefits
For UK and Australian reporting, Rio Tinto reports pensions and post retirement benefits in accordance with IAS19. The annual pension cost comprises the estimated cost of benefits accrued during the period, plus the interest cost on the obligation less the expected return on plan assets, plus the full impact of any prior service costs, curtailments and settlements. Actuarial gains and losses are recognised immediately in the period in which they occur, but are taken through the Statement of Recognised Income and Expense (‘SORIE’), not the Income Statement. Under US GAAP, prior service costs and actuarial gains and losses are amortised through the income statement rather than being recognised immediately through the SORIE as they are under IFRS.

Exploration and evaluation
Under IFRS, exploration and evaluation expenditure on a project can be carried forward after it has reached a stage where there is a high degree of confidence in its viability. US GAAP, based on guidance of the SEC staff, does not allow expenditure to be carried forward unless the viability of the project is supported by a final feasibility study. In addition, under IFRS, impairment provisions made against exploration and evaluation expenditure in prior years can be reversed when the project proceeds to development, to the extent that the relevant costs are recoverable. US GAAP does not allow such provisions to be reversed.

Depreciation based on proven & probable reserves
Under IFRS, mining assets are fully depreciated over their economic lives or the remaining life of the mine if shorter. In some cases, mineralised material that does not yet have the status of reserves are taken into account in determining depreciation and amortisation charges, where there is a high degree of confidence that it will be mined economically. For US GAAP, only ‘proven and probable reserves’ are taken into account in the calculation of depreciation and amortisation charges. As a result, adjustments have been made to depreciation and amortisation, which reduce US GAAP earnings.

Effect of price assumptions specified for determination of ore reserves for US GAAP depreciation/amortisation
For UK and Australian reporting, the Group’s ore reserve estimates are determined in accordance with the JORC code and are based on forecasts of future commodity prices. During 2003, the SEC formally indicated that, for US reporting, historical price data should be used to test the determination of reserves. The application of historical prices to test the reserve estimates has led to reduced ore reserve quantities for US reporting purposes for certain of the Group’s operations, which results in lower earnings for US reporting, largely as a result of higher depreciation charges. The reduced ore reserves have also had the effect of increasing the present value of provisions for closure obligations for certain of the Group’s operations.

Effect of change in functional currency
At 1 January 2005, the functional currency of two business units was determined to have changed from the US dollar to their local currencies. Under IFRS, the change in functional currency was recognised by converting the US dollar balances to the local currencies using the exchange rates at the date of conversion. Under US GAAP, SFAS 52 requires that such a change in functional currency should be reported prospectively from the date of change using values based on the historical cost of the non-monetary assets, in local currency, at the date of acquisition. The cumulative adjustment attributable to translating non-monetary assets of these business units at the historical rate rather than the current rate has been reported in other comprehensive income.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles (continued)

Share option plans
For UK and Australian reporting, the Group adopted the fair value recognition provisions of IFRS 2, ‘Share-based Payments’ with effect from 1 January 2004. As permitted by IFRS 2, on the basis that the fair value of the awards had been previously disclosed, the Group has applied IFRS 2 to all grants of employee share-based payments that had not vested as at 1 January 2004. A cumulative adjustment was recognised as at 1 January 2004 to reflect the compensation cost that would have been recognised had the recognition provisions of IFRS 2 been applied to such awards in prior periods. The fair values used for grants of awards in prior periods under IFRS are similar to those determined under US accounting standard SFAS 123 ‘Accounting for Stock-Based Compensation’. The Group adopted the fair value recognition provisions of SFAS 123 in 2002, and as a result, under US GAAP, all periods presented reflect the compensation cost recognised as if SFAS 123 had been applied to all awards granted to employees after 1 January 1995.

Provisions for close down and restoration costs
SFAS 143 ‘Accounting for Asset Retirement Obligations’ was implemented with effect from 1 January 2003. Under this US standard, provision is made in the accounting period when the related environmental disturbance occurs, based on the net present value of estimated future costs. The costs so recognised are capitalised and depreciated over the estimated useful life of the related asset. In each subsequent year, the discount applied to the provision ‘unwinds’, resulting in a charge to the income statement for the year and an increase in the present value of the provision. This accounting treatment is broadly similar to Rio Tinto’s policy under IFRS with a few exceptions. In particular, the effect of price assumptions specified for the determination of ore reserves for US GAAP has had the impact of reducing the ore reserves for certain of the Group’s operations and consequently increasing the present value of provisions for closure obligations.

Start up costs
Under US GAAP, Statement of Position 98-5, ‘Reporting on the Costs of Start-up Activities’, requires that the costs of start up activities are expensed as incurred. Under IFRS, some of these start up costs qualify for capitalisation and are depreciated over the economic lives of the relevant assets.

Other
Other adjustments include amounts relating to differences between IFRS and US accounting principles in respect of revenue recognition, higher cost of sales resulting from acquisition accounting and restructuring costs. In addition, prior to the implementation of IAS 39 on 1 January 2005, there were differences that related to unrealised holding gains and losses.

Revenue recognition - Staff Accounting Bulletin No. 104 (‘SAB 104’) ‘Revenue Recognition in Financial Statements’ has the result that, in some cases, sales recorded as revenue under IFRS are deferred and are not recognised as revenue under US GAAP until a future accounting period. Occasionally, sales of goods recorded as revenue for IFRS purposes may be kept in store by Rio Tinto at the request of the buyer. Under US GAAP, such transactions cannot be recognised as revenue unless the goods are physically segregated from the supplier’s other inventory and certain additional criteria are met. In 2005, such timing differences resulted in an increase in Rio Tinto Group US GAAP pre tax earnings of US$nil (2004: US$24 million).

Higher cost of sales resulting from acquisition accounting - Under IFRS, the inventories of acquired companies are valued at the lower of replacement cost and net realisable value. Under US GAAP, such inventories are recognised at the time of acquisition on the basis of expected net sales proceeds.

Restructuring costs - Under US GAAP, SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’ requires that the timing of recognition of a liability for one-time termination benefits depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. In 2005 an adjustment was made to pre-tax earnings and shareholders’ funds to reverse a US$20 million liability for one-time termination benefits recognised under IFRS which instead will be recognised over the future service period of the employees under US GAAP.

Unrealised holding gains and losses - From 1 January 2005 the treatment adopted under IFRS came in line with US GAAP, SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’, in that unrealised holding gains and losses on investments classified as available for sale' are reported within a separate component of shareholders’ funds and excluded from earnings until realised.

Prior to 1 January 2005, these investments were held at the lower of cost and fair value under IFRS.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles (continued)

Other tax adjustments
In 2004 a valuation allowance of US$114 million was recorded against a deferred tax asset that existed in the opening US GAAP balance sheet, resulting in a non-recurring charge against earnings. No such asset was recognised on transition to IFRS.

Under IFRS, no provision for deferred tax is recognised in respect of the depreciation of capitalised amounts of asset retirement obligations except where such obligations are recognised in accounting for a business combination. Under US GAAP, full provision is made for such temporary differences, resulting in the recognition of tax relief on such depreciation.

Exchange on deferred tax
For a unit taxed in a currency other than its functional currency, the measurement of deferred tax under US GAAP is different from that under IFRS. Under IFRS, deferred tax is measured by comparing the book value fixed in the local currency with the tax basis translated at the current rate from the currency in which tax is levied. Under US GAAP, the deferred tax provision is calculated by reference to historical book value and the tax base, both in the currency in which tax is levied.

Consolidated statement of cash flows
The consolidated statement of cash flows prepared in accordance with International Accounting Standard 7 (IAS 7) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from IFRS with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Funding of the Group’s share of jointly controlled entities and associates’ capital and other expenditure would be included on one line under US GAAP, rather than separately as under IFRS, within the investing section of the statement of cash flows for the purposes of the cash flow disclosure. Under IFRS, cash for the purposes of the cash flow statement comprises cash on hand, deposits held on call with banks, short-term, highly liquid investments that are readily convertible into known amounts of cash and that are subject to insignificant risk of changes in value, and bank overdrafts that are payable on demand. An investment would usually qualify as a cash equivalent under IFRS when it has a short maturity of, say, three months or less from the date of acquisition. Under US GAAP, cash equivalents comprise cash balances and current asset investments with an original maturity of less than three months and exclude bank overdrafts repayable on demand.

Income statement classification
Certain sales are made on the basis that the selling price will be determined at the end of a period ranging from 30 to 180 days after delivery to the customer. Prior to 1 January 2005, subsequent adjustments to such provisional prices were recorded as an adjustment to turnover. Under US GAAP such adjustments would have been classified as derivative gains and losses. As a consequence, under US GAAP, revenues for 2004 would have been US$9 million lower than reported under IFRS. From 1 January 2005, as a result of the adoption of IAS 39, there are no differences in the classification of such adjustments between IFRS and US GAAP.

Underlying earnings
As permitted under IFRS, ‘Underlying earnings’ as defined in note 2 to the Financial statements has been presented to provide greater understanding of the underlying business performance of the operations of the Group. This is in addition to the presentation of Profit for the year attributable to equity shareholders of Rio Tinto (Net earnings). US GAAP net earnings has been presented, with no additional measure of Underlying earnings because such additional measures are not permitted under US GAAP.

Guarantor’s accounting
Material guarantees issued by the Group relate to its own future performance. These include counter-indemnities to financial institutions that have guaranteed to third parties that the Group will perform certain obligations. Examples of such obligations include restoration and environmental remediation activities during mine and refinery operations and after mine closure, agreements to supply its products to certain customers, and agreements with certain governmental agencies to build processing facilities. Where appropriate, provisions already exist in the balance sheet for these obligations.

Variable Interest Entities
Under FIN 46, certain entities labelled “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as the party exposed to the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant variable interest is held that is not a majority interest, certain disclosures are required.

The Colowyo operation is consolidated in the accounts of the Rio Tinto Group both for IFRS and US GAAP and the Group has no other exposure to VIEs.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US accounting principles (continued)

New US accounting standards

In November 2004, the FASB issued SFAS No. 151, which clarifies the existing requirements in ARB No. 43 that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after 15 June 2005. The Group does not expect the adoption of SFAS 151 to have a material impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, which eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The standard specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after 15 June 2005. The Group does not expect the adoption of SFAS 153 to have a material impact on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), which requires all share-based payments to employees, including grants of employee stock options, to be recognised in the financial statements based on their fair values beginning with the first annual period after 15 June 2005. Since the Group currently applies the provisions of SFAS 123, it does not expect the adoption of SFAS 123R to have a material impact on its financial position, results of operations or cash flows.

In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107, which was issued to assist preparers by simplifying some of the implementation challenges of FAS 123R while enhancing information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement FAS 123R, specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term. In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)”. In November 2005, the FASB issued FSP FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”. These interpretations provide further guidance on the implementation of FAS 123R as set out in their respective titles. The Group will apply the principles of SAB 107 and these interpretations in conjunction with its adoption of FAS 123R in 2006.

In March 2005, the EITF reached consensus on Issue No. 04-06, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-06”). EITF 04-06 sets out guidance that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of the inventory produced during the period that the stripping costs are incurred (the “inventory cost model”). As a result, capitalisation of post production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The Group will adopt EITF 04-06 with effect from 1 January 2006. On implementation of EITF 04-06, deferred post production stripping balances brought forward, (net of taxes and minority interests) will be written off through beginning retained earnings as the cumulative effect of a change in accounting policy; and production phase stripping costs incurred each year will be treated as a variable production cost. Details of the Group’s deferred stripping balances and costs deferred during 2004 and 2005 are set out in Note 14 to the consolidated financial statements. Adoption of EITF 04-6 will have no impact on the Group’s cash balances.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaced APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impracticable to do so. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles (continued)

Post Retirement benefits

Information in respect of the net periodic benefit cost and related obligation determined in accordance with US Statements of Financial Accounting Standards 87, 106 and 132R is given below. The measurement date used to establish year end asset values and benefit obligations was 30 September 2005. The previous measurement date, used to determine 2005 costs, was 30 September 2004.

Benefits under the major pension plans are principally determined by years of service and employee remuneration. The Group’s largest defined benefit pension plans are in the UK, Australia, the US and Canada and a description of the investment policies and strategies followed is set out below.

In the UK and the US, the investment strategy is determined by the pension plan trustee and investment committee respectively, after consulting the company. Agreed investment policies aim to ensure that the objectives are met in a prudent manner, consistent with established guidelines. The investment objectives include generating a return that exceeds consumer price and wage inflation over the long term. Ranges for the proportions to be held in each asset class have been agreed; a substantial proportion of the assets is invested in a spread of domestic and overseas equities, with a smaller proportion in fixed and variable income bonds, cash and, in the US, real estate. Risk is managed in various ways, including identifying investments considered to be unsuitable and placing limits on some types of investment. In particular, the funds are not allowed to invest directly in any Rio Tinto Group company.

In Australia, the investments reflect the various defined benefit and defined contribution liabilities and are primarily in Australian and overseas equities and fixed interest stocks.

At 30 September 2005, funded pension plans held assets invested in the following proportions:

	UK target		US target*		Group actual

	2005	2004	2005	2004	2005	2004

Equities	45%-85%	45%-85%	65%	65%	65%	66%
Debt securities	15%-45%	15%-45%	30%	30%	25%	26%
Real estate	-	-	5%	5%	3%	3%
Other	0%-10%	0%-10%	-	-	7%	5%
*plus or minus 5%

The expected rate of return on pension plan assets is determined as management’s best estimate of the long term return of the major asset classes – equity, debt, real estate and other – weighted by the actual allocation of assets among the categories at the measurement date.

Pension plan funding policy is based on annual contributions at a rate that is intended to fund benefits as a level percentage of pay over the working lifetime of a plan’s participants, subject to local statutory minimum contribution requirements. Whilst contributions for 2006 are yet to be determined, contributions in the UK Australia and Africa are expected to be broadly in line with those made in 2005. Contributions in 2006 are expected to be around US$20m higher than in 2005 for Canadian plans and US$40m lower than in 2005 for US plans.

Assumptions used to determine the net periodic benefit cost and the end of year benefit obligation for the major pension plans varied between the limits shown below. The average rate for each assumption has been weighted by benefit obligation. The assumptions used to determine the end of year benefit obligation are also used to calculate the following year’s cost.

	2005 Cost**	Year end benefit obligation

Discount rate	5.2% to 9.5% (Average: 5.6%)	4.8% to 8.0% (Average: 5.1%)
Long term rate of return on plan assets	6.3% to 7.9% (Average: 6.7%)	5.9% to 7.6% (Average: 6.2%)
Increase in compensation levels	4.0% to 6.5% (Average: 4.6%)	4.1% to 6.3% (Average: 4.6%)
** 31st December 2004 year end benefit obligations were measured on the same assumptions as the 2005 cost.

The actuarial calculations in respect of the UK plans assume a rate of increase of pensions in payment of 2.8 per cent per annum at the year end. This assumption is consistent with the expected rates of return and salary increase assumptions in the respective valuations. Appropriate assumptions were made for plans in other countries.

The expected average remaining service life in the major plans ranges from 6 to 15 years with an overall average of 11 years.

Other post retirement benefits are provided to employees who meet the eligibility requirements, and their beneficiaries and dependants, through unfunded self-insurance arrangements. The majority of these plans are for employees in the United States. The plans are non-contributory, although some contain an element of cost sharing such as deductibles and co-insurance.

In the US, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 provides an employer subsidy beginning in 2006. The Group's post retirement medical plans are expected to be eligible for this employer subsidy. Therefore, in accordance with FASB Staff Position 106-2, the change in Accumulated Post Retirement Benefit Obligation (APBO) due to the estimated impact of the employer subsidy has been treated as a one-off gain in 2005 that offsets any net accumulated unrecognised loss. This reduction in APBO in turn reduces the net periodic post retirement benefit cost due to corresponding reductions in the service cost, interest cost, and the amortisation of the net accumulated loss.

The weighted average assumptions used in determining the costs and year end benefit obligation for the major post retirement benefit plans other than pension plans were as shown below:

	2005 Cost**	Year end benefit obligation

Discount rate	5.2% to 9.5% (average 6.1%)	4.8% to 8.0% (average 5.6%)

Average healthcare cost trend rate
- trend in first year	6.4% to 10.5% (average 10.1%)	6.3% to 9.6% (average 9.1%)
- reducing to long term rate by 2011	5.0% to 7.5% (average 5.3%)	5.1% to 6.8% (average 5.4%)

** 31st December 2004 year end benefit obligations were measured on the same assumptions as the 2005 cost.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US accounting principles (continued)

The components of net benefit expense under US GAAP are detailed in the table below.

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

Pension benefits	US$m	US$m	US$m	US$m	US$m	US$m
Service cost	(69)	(56)	(83)	(77)	(152)	(133)
Interest cost on benefit obligation	(168)	(148)	(106)	(90)	(274)	(238)
Expected return on plan assets	182	163	107	87	289	250
Net amortisation and deferral:
- transitional obligation	1	5	-	-	1	5
- recognised gains and (losses)	(19)	(13)	(22)	(19)	(41)	(32)
- prior service cost recognised	(22)	(20)	(2)	(2)	(24)	(22)

Total net amortisation and deferral	(40)	(28)	(24)	(21)	(64)	(49)

Net periodic benefit (cost)/credit	(95)	(69)	(106)	(101)	(201)	(170)
Curtailment and settlement credit/(charge)	(1)	37	-	-	(1)	37

Net benefit (expense)/credit	(96)	(32)	(106)	(101)	(202)	(133)

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

Other benefits	US$m	US$m	US$m	US$m	US$m	US$m
Service cost	(9)	(9)	(1)	(1)	(10)	(10)
Interest cost on benefit obligation	(24)	(28)	(4)	(4)	(28)	(32)
Net amortisation and deferral:
- recognised gains and (losses)	5	1	(1)	-	4	1
- prior service cost recognised	1	1	-	(4)	1	(3)

Total net amortisation and deferral	6	2	(1)	(4)	5	(2)

Net periodic benefit cost	(27)	(35)	(6)	(9)	(33)	(44)
Curtailment and settlement gain/(charge)	-	3	-	-	-	3

Net benefit expense	(27)	(32)	(6)	(9)	(33)	(41)

The 2005 pension cost recognised for defined contribution plans, of US$8 million (2004: US$6 million), is included in the above. In addition, contributions of US$12m (2004: US$11m) were made to 401(k) plans in the US. Contributions of US$5m (2004: US$4 million) were paid to an industry-wide arrangement that is principally defined contribution in nature.

The funded status of the Group’s principal schemes is summarised in the table below.

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

Pension benefits	US$m	US$m	US$m	US$m	US$m	US$m
Benefit obligation at end of year	(3,046)	(3,000)	(2,063)	(1,817)	(5,109)	(4,817)
Fair value of plan assets	3,031	2,840	1,947	1,675	4,978	4,515
Benefit obligations in excess of plan assets	(15)	(160)	(116)	(142)	(131)	(302)
Unrecognised prior service cost	110	124	2	3	112	127
Unrecognised net loss	166	325	303	331	469	656
Unrecognised transitional asset	(4)	(5)	(1)	(2)	(5)	(7)
Company contributions in fourth quarter	(4)	12	26	27	22	39

Net amount recognised at end of year	253	296	214	217	467	513

Comprising:
- benefit prepayment	242	281	152	171	394	452
- benefit provision	(223)	(230)	(104)	(120)	(327)	(350)
- intangible asset	44	46	1	2	45	48
- amount recognised through accumulated other	190	199	165	164	355	363
comprehensive income

Net amount recognised	253	296	214	217	467	513

The aggregate benefit obligations and aggregate fair values of plan assets for plans with benefit obligations in excess of plan assets as at 30 September are summarised in the table below.

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

Pension benefits	US$m	US$m	US$m	US$m	US$m	US$m
Benefit obligation at end of year	(1,298)	(1,189)	(708)	(1,766)	(2,006)	(2,955)
Fair value of plan assets	1,007	887	581	1,618	1,588	2,505

Benefit obligations in excess of plan assets	(291)	(302)	(127)	(148)	(418)	(450)

The aggregate accumulated benefit obligations and aggregate fair values of plan assets for plans with accumulated benefit obligations in excess of plan assets as at 30 September are summarised in the table below.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles (continued)

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Pension benefits
Accumulated benefit obligation at end of year	(1,224)	(1,129)	(692)	(620)	(1,916)	(1,749)
Fair value of plan assets	1,007	887	581	492	1,588	1,379

Benefit obligations in excess of plan assets	(217)	(242)	(111)	(128)	(328)	(370)

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Other benefits
Benefit obligation at end of year	(397)	(458)	(96)	(80)	(493)	(538)
Unrecognised prior service cost	(1)	(2)	0	-	(1)	(2)
Unrecognised net loss/(gain)	(82)	(16)	28	16	(54)	-
Company contributions in fourth quarter	5	4	1	1	6	5

Net amount recognised at end of year	(475)	(472)	(67)	(63)	(542)	(535)

Comprising:
- benefit provision	(475)	(472)	(67)	(63)	(542)	(535)

Net amount recognised	(475)	(472)	(67)	(63)	(542)	(535)

Change in benefit obligation

The amounts shown below include, where appropriate, 100 per cent of the costs, contributions, gains and losses in respect of employees who participate in the plans and who are employed in operations that are proportionally consolidated or equity accounted. Consequently, the costs, contributions, gains and losses do not correspond directly to the amounts disclosed above in respect of the Group. Pure defined contribution plans and industry-wide plans are excluded from the movements below.

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Pension benefits
Benefit obligation at start of year	(3,000)	(2,680)	(1,817)	(1,481)	(4,817)	(4,161)
Service cost	(61)	(57)	(90)	(81)	(151)	(138)
Interest cost	(168)	(148)	(106)	(90)	(274)	(238)
Contributions by plan participants	(2)	(2)	(34)	(25)	(36)	(27)
Actuarial gains and (losses)	13	(322)	(226)	(140)	(213)	(462)
Benefits paid	188	190	155	137	343	327
Newly consolidated	-	-	-	(40)	-	(40)
Plan amendments	(12)	4	-	(9)	(12)	(5)
Settlement, curtailment and other gain/(loss)	(1)	40	-	-	(1)	40
Plans relating to companies sold	-	-	-	8	0	8
Currency and other adjustments	(3)	(25)	55	(96)	52	(121)

Benefit obligation at end of year	(3,046)	(3,000)	(2,063)	(1,817)	(5,109)	(4,817)

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Other benefits
Benefit obligation at start of year	(458)	(501)	(80)	(62)	(538)	(563)
Service cost	(9)	(9)	(1)	(1)	(10)	(10)
Interest cost	(24)	(28)	(4)	(4)	(28)	(32)
Actuarial gains and (losses)	71	64	(11)	(7)	60	57
Benefits paid	20	21	3	3	23	24
Plan amendments	-	-	-	(4)	-	(4)
Settlement, curtailment and other gains	-	3	-	-	-	3
Currency and other adjustments	3	(8)	(3)	(5)	-	(13)

Benefit obligation at end of year	(397)	(458)	(96)	(80)	(493)	(538)

The benefit obligation shown above includes an allowance for future salary increases, where applicable; the accumulated benefit obligation does not include this allowance. The accumulated benefit obligations for pension plans at 30 September 2005 amounted to US$4,921 million. At 30 September 2004, the corresponding total of accumulated benefit obligations was US$4,610 million. For each plan, where the accumulated benefit obligation exceeds the fair value of the assets and this deficit is greater than the amount provided, an increase in the provision is charged to other comprehensive income. To the extent that the deficit relates to previous benefit improvements an intangible asset is created which reduces the charge to other comprehensive income.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)
52	Reconciliation to US Accounting Principles (continued)

Change in plan assets
	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

Pension benefits	US$m	US$m	US$m	US$m	US$m	US$m

Fair value of plan assets at start of year	2,840	2,488	1,675	1,347	4,515	3,835
Actual return/(loss) on plan assets	320	456	338	212	658	668
Contributions by plan participants	2	2	34	25	36	27
Contributions by employer	66	50	116	102	182	152
Benefits paid	(188)	(190)	(155)	(137)	(343)	(327)
Newly consolidated	-	-	-	40	-	40
Settlement, curtailment and other gain/(loss)	-	(3)	-	-	-	(3)
Currency and other adjustments	(9)	37	(61)	86	(70)	123

Fair value of plan assets at end of year	3,031	2,840	1,947	1,675	4,978	4,515

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

Other benefits	US$m	US$m	US$m	US$m	US$m	US$m

Fair value of plan assets at start of year	-	-	-	-	-	-
Contributions by employer	20	21	3	3	23	24
Benefits paid	(20)	(21)	(3)	(3)	(23)	(24)

Fair value of plan assets at end of year	-	-	-	-	-	-

Change in additional minimum liability before tax
	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

Pension benefits	US$m	US$m	US$m	US$m	US$m	US$m
Accrued pension benefit expense	(11)	(53)	-	11	(11)	(42)
Decrease/(increase) in intangible asset	2	6	1	(1)	3	5

Other comprehensive income before tax	(9)	(47)	1	10	(8)	(37)

Sensitivity to change in healthcare trend

Changing the healthcare cost trend rates by 1% would result in the following effects:
	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto		part of Rio Tinto
	Group		Group		Rio Tinto Group

	1% Increase	1% Decrease	1% Increase	1% Decrease	1% Increase	1% Decrease

2005	US$m	US$m	US$m	US$m	US$m	US$m

(Increase)/decrease in service cost plus interest cost	(5)	4	(1)	1	(6)	5
(Increase)/decrease in benefit obligation at 30 September	(55)	45	(11)	10	(66)	55

2004

(Increase)/decrease in service cost plus interest cost	(5)	4	(1)	1	(6)	5
(Increase)/decrease in benefit obligation at 30 September	(55)	44	(9)	8	(64)	52

Expected benefit payments	Rio Tinto plc -	Rio Tinto Limited -
	part of Rio Tinto	part of Rio Tinto
	Group	Group	Rio Tinto Group

	US$m	US$m	US$m
Pension benefits
Expected benefit payments in 2006	174	157	331
Expected benefit payments in 2007	176	165	341
Expected benefit payments in 2008	179	172	351
Expected benefit payments in 2009	185	172	357
Expected benefit payments in 2010	191	175	366
Expected benefit payments from 2011 to 2015	1,036	956	1,992

Other benefits
Expected benefit payments in 2006	19	4	23
Expected benefit payments in 2007	20	4	24
Expected benefit payments in 2008	21	4	25
Expected benefit payments in 2009	21	4	25
Expected benefit payments in 2010	21	5	26
Expected benefit payments from 2011 to 2015	118	26	144

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)
52	Reconciliation to US Accounting Principles (continued)

Accumulated foreign currency translation gains and (losses) recorded directly in shareholders' funds under US GAAP
	Rio Tinto plc -	Rio Tinto Limited -
	part of Rio Tinto Group	part of Rio Tinto Group	Rio Tinto Group

	US$m	US$m	US$m

At 1 January 2005	301	823	838
Current period change	(209)	(384)	(432)

At 31 December 2005	92	439	406

At 1 January 2004	(87)	568	287
Current period change	388	255	551

At 31 December 2004	301	823	838

Additional US GAAP cash flow information

A summary of Rio Tinto's operating, investing and financing cash flows classified in accordance with US GAAP is presented below:

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m

Net cash flow from operating activities	3,077	1,601	4,016	1,903	6,943	3,380
Net cash flow from investing activities	(1,108)	(562)	(1,867)	(1,290)	(2,483)	(581)
Net cash flow from financing activities	(1,133)	(1,143)	(1,648)	(505)	(3,123)	(2,795)

Increase/(decrease) in cash and cash equivalents per US GAAP	836	(104)	501	108	1,337	4

Increase/(decrease) in cash and cash equivalents under IFRS	1,089	(87)	960	181	2,049	94
(Decrease)/increase in bank borrowings repayable on demand included in cash under IFRS	(47)	(17)	15	(73)	(32)	(90)
(Increase)/decrease in cash equivalents with original maturities > than 3 months	(206)	-	(474)	-	(680)	-

Increase/(decrease) in cash and cash equivalents under US GAAP	836	(104)	501	108	1,337	4

Cash and cash equivalents under IFRS	1,208	104	1,159	222	2,367	326
Bank overdrafts repayable on demand	10	66	2	-	12	66
Cash equivalents with original maturities > than 3 months	(206)	-	(474)	-	(680)	-

Cash and cash equivalents under US GAAP	1,012	170	687	222	1,699	392

The year end cash and cash equivalents position under US GAAP included in the above table reflects both the movement in cash and cash equivalents in the year and the impact of exchange gains and losses in the year.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles (continued)

Equity method investments
The aggregated profit and loss accounts and balance sheets of equity accounted companies on a 100 per cent basis are set out below:

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Profit and loss account:
Sales revenue (a)	16,439	12,215	1,974	1,741	6,946	6,508
Cost of sales	(8,693)	(7,698)	(1,711)	(1,672)	(3,245)	(3,689)

Operating profit	7,746	4,517	263	69	3,701	2,819
Profit of equity accounted companies	77	(26)	-	-	-	1
Profit on sale of fixed asset investments	18	138	-	-	-	-
Gains/(losses) on derivatives and debt	(183)	213	(31)	(8)	(31)	(8)
Net interest	(301)	(274)	(38)	(31)	(118)	(157)

Profit before tax	7,357	4,568	194	30	3,552	2,655
Taxation	(2,316)	(1,336)	(31)	(33)	(1,160)	(872)
Profit attributable to outside shareholders	(236)	(81)	-	-	-	-

Net profit on ordinary activities (100 per cent basis)	4,805	3,151	163	(3)	2,392	1,783

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2005	2004	2005	2004	2005	2004

	US$m	US$m	US$m	US$m	US$m	US$m
Balance sheet:
Intangible fixed assets	953	976	127	12	129	16
Property, plant and equipment	14,787	14,824	2,971	2,709	6,851	7,227
Investments	774	1,096	15	22	15	22
Working capital	2,457	1,405	308	87	1,604	474
Net cash less current debt (b)	(2,312)	(2,402)	(392)	(209)	(351)	(293)
Long term debt	(3,300)	(3,438)	(213)	(669)	(1,749)	(2,322)
Provisions	(3,875)	(3,618)	(1,186)	(1,442)	(1,827)	(1,923)
Outside shareholders' interests	(707)	(1,114)	-	(1)	-	(1)

Aggregate shareholders' funds (100 per cent basis)	8,777	7,729	1,630	509	4,672	3,200

For Rio Tinto plc the above disclosures include 100 per cent of the profit and loss account and balance sheet of Rio Tinto Limited.

(a)	Sales revenue for Rio Tinto Limited and the Rio Tinto Group includes US$1,712 million (2004: US$1,444 million) charged by equity accounted companies to their investors.
(b)	The Rio Tinto plc disclosure of net cash less current debt includes US$2,888 million (2004:US$1,958 million) payable by Rio Tinto Limited plc which eliminates on consolidation of the Rio Tinto Group.

Deferred stripping
Information about the stripping ratios of the Business Units, including jointly controlled entities and associates, that account for the majority of the deferred stripping balance at 31 December 2005, along with the year in which deferred stripping is expected to be fully amortised (as shown in brackets), is set out in the following table:

	Actual stripping ratio		Life of mine stripping
	for year		ratio

	2005	2004	2005	2004

Kennecott Utah Copper (2018) (a) (d)	2.02	1.83	1.51	1.24
Argyle Diamonds (2009) (a)	6.60	6.70	4.40	4.91
Grasberg Joint Venture (2015) (a)	3.12	3.39	2.43	2.43
Diavik (2008) (b)	1.209	1.474	0.912	0.938
Escondida (2042) (c)	0.0915	0.1145	0.1188	0.1129

(a)	Strip ratios shown are waste to ore.
(b)	Diavik's strip ratio is disclosed as bench cubic metre per carat.
(c)	Escondida's strip ratio is based on waste tonnes to pounds of copper mined.
(d)	The life of mine stripping ratio at Kennecott Utah Copper increased on approval of the open pit expansion.

Borax capitalised stripping costs as part of a distinct period of new development during the production stage of the mine. Capitalisation stopped in 2004. The capitalised costs will be fully amortised in 2034.

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RIO TINTO PLC - RIO TINTO LIMITED

NOTES TO FINANCIAL STATEMENTS - (continued)

52	Reconciliation to US Accounting Principles (continued)

The following supplements segmental information provided elsewhere in this report to provide additional information required under US GAAP.

Property, plant and equipment by location	Rio Tinto Group

	2005	2004	2005	2004

	%	%	US$m	US$m
North America (a)	35.1	34.5	6,192	5,769
Australia and New Zealand	57.1	57.0	10,056	9,529
South America	0.5	0.3	86	55
Africa	2.9	3.5	517	584
Indonesia	2.8	3.0	496	500
Europe and other countries	1.6	1.7	273	284

	100.0	100.0	17,620	16,721

(a)	North American property, plant, and equipment includes US$3,720 million in the United States (2004: US$3,537 million).

Tax charge by product group (IFRS)	Rio Tinto Group

	2005	2004

	US$m	US$m
Iron Ore	(779)	(206)
Energy	(340)	(119)
Industrial Minerals	(100)	(67)
Aluminium	(138)	(101)
Copper	(388)	(48)
Diamonds	(136)	(100)
Other operations	(2)	(8)
Tax relief on exploration	16	8
Other items, including tax relief on asset write downs and other amounts excluded from Underlying earnings	53	22

	(1,814)	(619)

Additional Share Options information
 The related tax benefit recognised in relation to share plans for 2005 was $8m (2004:$4m). The actual tax benefit realised for the tax deductions from the exercise of options and the vesting of shares totalled $11m and $8m for the years ended 31 December 2005 and 31 December 2004 respectively. No compensation cost was capitalised as the cost of an asset.

At 31 December 2005, the total compensation cost related to the equity-settled share option plans not yet recognised was $30m and that cost is expected to be recognised over a weighted-average period of 2.5 years. At the same date, the total compensation cost related to the Mining Companies Comparative Plan not yet recognised was $63m and that cost is expected to be recognised over a weighted-average period of 2.8 years. Cash received from the exercise of options under all share-based payment plans for the years ended 31 December 2005 and 2004 was $92m and $19m respectively.

The Group has a policy of issuing new shares to satisfy share option exercises. From 1 January 2006, the Group will buy shares in the open market to satisfy option exercises in the Rio Tinto Ltd Share Option Plan. As a result of this policy, the Group expects to repurchase approximately 0.9 million shares during 2006, based on estimates of option exercises for that period. The rules of the share option plans contain various restrictions on the number of shares that may be authorised for awards of share options. In particular, the number of shares that may be allocated for share option awards may not exceed 10% of ordinary share capital when added to shares allocated in the previous 10 years.
The total intrinsic value of options exercised during the year:	2005	2004

Rio Tinto plc - share savings plan (£'000)	2,554	4,743
Rio Tinto Limited - share savings plan (A$'000)	6,519	248
Rio Tinto plc - share option plan (£'000)	22,894	3,815
Rio Tinto Limited - share option plan (A$'000)	10,701	3,152
Rio Tinto plc - executive share option scheme (£'000)	-	128

Rio Tinto plc - mining companies comparative plan:	2005	2004

Weighted-average remaining contractual term to vesting for outstanding awards (years)	2.1	2.1
Aggregate intrinsic value for outstanding awards (£'000)	34,461	14,528
Weighted-average share price at vesting for awards vesting during the year (£)	17.59	14.41

Covenants
Of the Group's US$2.8 billion in non-current borrowings, some US$0.7 billion relates to the Group's share of non-recourse borrowings which are the subject of various financial and general covenants with which the respective borrowers are in compliance.

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AUSTRALIAN CORPORATIONS ACT - SUMMARY OF ASIC RELIEF

Pursuant to section 340 of the Corporations Act 2001 ("Corporations Act"), the Australian Securities and Investments Commission issued an order dated 27 January 2006 that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company's financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group's Dual Listed Companies (“DLC”) structure in 1995. The order applies to Rio Tinto Limited's financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive).

In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:

•	in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union (“EU IFRS”) rather than the Australian equivalents of International Financial Reporting Standards ("AIFRS") (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;

•	on the basis that the transitional provisions of International Financial Reporting Standard 1 “First-time Adoption of International Financial Reporting Standards” should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using "merger", rather than "acquisition", accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);

•	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and

•	with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated recognised income for the financial year and total consolidated equity at the end of the financial year (see page A-9).

Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors' report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate Remuneration Report that is merely cross-referenced in the directors' report, instead of including in the directors' report the remuneration report otherwise required by the Corporations Act. The separate Remuneration Report must include all the information required to be included in a remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124) dealing with related party disclosures (including remuneration of directors and executives) in respect of "key management personnel" and certain other disclosures.

Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the auditor's report and the directors' report. The separate Remuneration Report is also required to be lodged with the Australian Securities and Investments Commission at the same time as the consolidated financial statements, and Rio Tinto Limited must not distribute or make available the Remuneration Report without the consolidated financial statements and directors' report. At the Company's AGM, it is required to allow shareholders to vote on a non-binding resolution to adopt the Remuneration Report, on the same basis as would otherwise be required for a remuneration report under the Corporations Act.

Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of AIFRS (other than in respect of related party disclosures under AASB 124, which as noted above are instead incorporated into the separate Remuneration Report), and to have those statements audited. Those financial statements are not required to be laid before the Company’s AGM or distributed to shareholders as a matter of course.

However, Rio Tinto Limited must:

•	include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited’s parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with, AIFRS; and

•	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company's website.

The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

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Directors’ Responsibilities in relation to the financial statements

The directors are responsible for preparing consolidated financial statements of the Rio Tinto Group (“the Group”) and of the Rio Tinto plc and Rio Tinto Limited parts of the Group. They consider that the consolidated financial statements present fairly, in all material respects, the financial position of the Rio Tinto Group and of the Rio Tinto plc and Rio Tinto Limited parts of the Group at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards as adopted by the European Union (“EU IFRS”). They also consider that these consolidated financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made not misleading.

The directors are also responsible for preparing reconciliations of net income and Rio Tinto shareholders’ funds which illustrate the nature and effect of the differences between EU IFRS and generally accepted accounting principles in the United States of America (“US GAAP”). The directors consider that this information, which is included in Note 52 to the consolidated financial statements, presents fairly, in all material respects, net income and Rio Tinto shareholders’ funds in accordance with US GAAP.

The directors consider that the consolidated financial statements have been prepared using the most appropriate accounting policies for Rio Tinto's business and supported by reasonable and prudent judgements and estimates. The accounting policies have been consistently applied, except as discussed under the heading “Basis of preparation” on page A-11 in Note 1 to the consolidated financial statements.

The directors are responsible for maintaining proper accounting records, in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and of the Rio Tinto plc and Rio Tinto Limited parts of the Group, and to prevent and detect fraud and other irregularities.

The directors are responsible for establishing and maintaining disclosure controls and procedures for the Group and have: (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Group, including its consolidated subsidiaries, is made known to them by others within those entities, and (b) evaluated the effectiveness of the Group’s disclosure controls and procedures.

In the directors’ opinion, there are reasonable grounds to believe that each of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable. As a result, the consolidated financial statements have been prepared on the going concern basis.

/s/ Guy Elliott

Guy Elliott
Finance director
6 April 2006

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Report of Independent Registered Public Accounting Firms

To the Boards of Directors and Members of Rio Tinto plc and Rio Tinto Limited:

We have audited the accompanying consolidated balance sheets of the Rio Tinto Group (“the Group”) and of the Rio Tinto plc and Rio Tinto Limited parts of the Group (see “Separate Financial Statements” on page A-10) as of 31 December 2005 and 2004, and the related consolidated income statements, cash flow statements, statements of recognised income and expense and notes to the financial statements for each of the two years in the period ended 31 December 2005 set out on pages A-2 through A-107, which are expressed in United States dollars. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board in the United Kingdom and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Rio Tinto Group and of the Rio Tinto plc and Rio Tinto Limited parts of the Group at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 52 to the consolidated financial statements.

As discussed under the heading “Basis of preparation” on page A-11 in Note 1 to the consolidated financial statements, as a result of adopting IAS 32, IAS 39 and IFRS 5 on 1 January 2005, the Group changed its method of accounting for financial instruments and non-current assets held for sale. In line with the relevant transitional provisions, the prior period comparatives have not been re-stated.

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP Chartered Accountants London, England 6 April 2006 In respect of the Board of Directors and Members of Rio Tinto plc	/s/ PricewaterhouseCoopers PricewaterhouseCoopers Chartered Accountants Perth, Australia 6 April 2006 In respect of the Board of Directors and Members of Rio Tinto Limited